   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 18, 1998

                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------
                           NEW ERA OF NETWORKS, INC.
             (Exact name of registrant as specified in its charter)
                             ---------------------

            DELAWARE                           7371                          84-1234845
(State or other jurisdiction of    (Primary Standard Industrial           (I.R.S. Employer
 incorporation or organization)    Classification Code Number)         Identification Number)

                       7400 EAST ORCHARD ROAD, SUITE 230
                              ENGLEWOOD, CO 80111
                                 (303) 694-3933
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)
                             ---------------------
                           GEORGE F. (RICK) ADAM, JR.
                            CHIEF EXECUTIVE OFFICER
                           NEW ERA OF NETWORKS, INC.
                       7400 EAST ORCHARD ROAD, SUITE 230
                              ENGLEWOOD, CO 80111
                                 (303) 694-3933
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                             ---------------------
                                   Copies to:

            MARK A. BERTELSEN, ESQ.
            ROBERT M. TARKOFF, ESQ.                           MICHAEL L. PLATT, ESQ.
             MICHAEL S. ELLIS, ESQ.                           LAURA M. MEDINA, ESQ.
             JOEL W. TOLEDANO, ESQ.                            JOHN W. BENDER, ESQ.
        WILSON SONSINI GOODRICH & ROSATI                        COOLEY GODWARD LLP
            PROFESSIONAL CORPORATION                     2595 CANYON BOULEVARD, SUITE 250
               650 PAGE MILL ROAD                               BOULDER, CO 80302
          PALO ALTO, CALIFORNIA 94304                             (303) 546-4000
                 (650) 493-9300

                             ---------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 145 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                             ---------------------
                        CALCULATION OF REGISTRATION FEE

-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
                                              AMOUNT         PROPOSED MAXIMUM    PROPOSED MAXIMUM
TITLE OF EACH CLASS OF                         TO BE          OFFERING PRICE    AGGREGATE OFFERING       AMOUNT OF
SECURITIES TO BE REGISTERED              REGISTERED(1)(2)     PER SHARE(2)(3)     PRICE(1)(2)(3)     REGISTRATION FEE
-----------------------------------------------------------------------------------------------------------------------
Common Stock(4)........................  4,600,000 Shares         $29.53           $135,838,000           $37,763
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------

(1) Includes 600,000 shares of Common Stock which may be purchased by the Underwriters to cover over-allotments, if any.

(2) All share and per share information has been adjusted to reflect a two-for-one stock split that will be effected in the form of a 100% stock dividend to stockholders of record as of November 23, 1998.

(3) Estimated solely for purposes of calculating the registration fee, based on the average of the high and low prices for the Company's Common Stock as reported on the NASDAQ National Market on November 13, 1998 in accordance with Rule 457 under the Securities Act of 1933.

(4) Includes associated rights to purchase shares of Series A Preferred Stock of New Era of Networks, Inc.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SUCH SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                 SUBJECT TO COMPLETION, DATED NOVEMBER   , 1998

                                4,000,000 Shares

                           NEW ERA OF NETWORKS, INC.

                                  Common Stock

                             ---------------------

  NEON's Common Stock is traded on The Nasdaq National Market under the symbol "NEON". On November 17, 1998, the last reported sale price for the Common Stock on The Nasdaq National Market was $30.81 per share.

INVESTING IN THE COMMON STOCK INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" ON
                                    PAGE 6.

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES
         COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR
           DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                            UNDERWRITING
                                                           PRICE TO         DISCOUNTS AND       PROCEEDS TO
                                                            PUBLIC           COMMISSIONS           NEON
                                                       -----------------  -----------------  -----------------
Per Share............................................          $                  $                  $
Total(1).............................................          $                  $                  $

(1) NEON has granted the Underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase a maximum of 600,000 additional shares to cover over-allotments of shares.

    Delivery of the shares of Common Stock will be made on or about
               , 1998, against payment in immediately available funds.

CREDIT SUISSE FIRST BOSTON
            SG COWEN
                         SOUNDVIEW TECHNOLOGY GROUP, INC.
                                     VOLPE BROWN WHELAN & COMPANY
                                                         WARBURG DILLON READ LLC

                      Prospectus dated             , 1998

                             DESCRIPTION OF ARTWORK

Inside Front cover

     Application Integration - The NEONet Solution: explains Integrating applications for Business; Easy Integration Within Networks; Guaranteed Transaction Delivery; Intelligent, Realtime Transaction Routing and; Data Transformation.

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING BY ENTERING STABILIZING BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS OR IMPOSING PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

Left Gatefold - Top

     A chart titled "The Problem: Unintegrated Applications" demonstrating three distinct application systems: legacy data-base, internet, and Client/Server application.

Right Gatefold - Top

     A chart titled "Interapplication Spaghetti" demonstrating a host of difference application systems with many arrows in between each one.

Gatefold - Middle Bottom

     A chart titled "The NEON Solution: showing a graphical depiction of the NEONet rules engine between disparate application systems.

                               TABLE OF CONTENTS

                                                PAGE
                                                ----
PROSPECTUS SUMMARY............................    3
RISK FACTORS..................................    6
USE OF PROCEEDS...............................   14
DIVIDEND POLICY...............................   14
PRICE RANGE OF COMMON STOCK...................   14
CORPORATE INFORMATION.........................   14
CAPITALIZATION................................   15
DILUTION......................................   15
SELECTED CONSOLIDATED FINANCIAL DATA..........   16
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
  FINANCIAL CONDITION AND RESULTS OF
  OPERATIONS..................................   17

                                                PAGE
                                                ----
BUSINESS......................................   27
MANAGEMENT....................................   41
PRINCIPAL STOCKHOLDERS........................   44
UNDERWRITING..................................   46
NOTICE TO CANADIAN RESIDENTS..................   47
LEGAL MATTERS.................................   48
EXPERTS.......................................   48
ADDITIONAL INFORMATION........................   49
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS....  F-1

                             ---------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Securities and Exchange Commission (the "Commission") pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are incorporated in this Prospectus by reference: (i) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997; (ii) the Company's Quarterly Reports on Form 10-Q for the quarters ended September 30, 1998, June 30, 1998 and March 31, 1998; (iii) the Company's Current Reports on Form 8-K filed on November 18, 1998, October 14, 1998, August 17, 1998, August 14, 1998, and June 26, 1998; (iv) the
Company's Definitive Proxy Statement dated April 15, 1998, filed in connection with the Company's 1997 Annual Meeting of Stockholders held on May 14, 1998; and
(v) the description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A filed under Section 12 of the Exchange Act, including any amendment or report updating such description.

     Each document filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such document (all such documents, and the documents enumerated above, being hereinafter referred to as "Incorporated Documents").

     Any statement contained in an Incorporated Document shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed Incorporated Document modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, including any beneficial owner, upon the written or oral request of such person, a copy of any or all of the Incorporated Documents, other than exhibits to such documents unless such exhibits are specifically incorporated by reference therein. Requests for such copies should be directed to New Era of Networks, Inc., 7400 East Orchard Rd., Suite 230, Englewood, CO, 80111, Attention: Investor Relations (telephone 303-694-3933). The information relating to the Company contained in this Prospectus does not purport to be comprehensive and should be read together with the information contained in the Incorporated Document.

                           FORWARD-LOOKING STATEMENTS

     This Prospectus and the documents incorporated herein by reference contain forward-looking statements that have been made pursuant to the provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not historical facts but rather are based on current expectations, estimates and projections about the Company's industry, management's beliefs, and assumptions made by management. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates" and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond the Company's control, that are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in such forward-looking statements. Such risks and uncertainties include those described in "Risk Factors" and elsewhere in this Prospectus and in the documents incorporated herein by reference. Readers are cautioned not to place undue reliance on these forward-looking statements which reflect management's view only as of the date of this Prospectus. The Company undertakes no obligation to update such statements or publicly release the result of any revisions to these forward-looking statements which it may make to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

                               PROSPECTUS SUMMARY

     You should read the following summary together with the more detailed information regarding our Company and the Common Stock being sold in this offering and our financial statements and notes thereto appearing elsewhere in this Prospectus.

                           NEW ERA OF NETWORKS, INC.

     We develop and sell enterprise application integration ("EAI") software and services. Our software products provide a method for companies to integrate disparate systems enterprise-wide, including software systems spanning multiple hardware and software platforms, operating systems and database types. We have completed several acquisitions beginning in the third quarter of 1997 and continuing through the third quarter of 1998. These acquisitions have increased our international presence and vertical industry penetration and have added several products to our software portfolio, including customer relationship management software for the financial services industry, additional message broker software, a single sign-on product and a web-based e-commerce integration product.

     Competitive forces are driving companies to adopt new technologies and new business practices. Historically, companies have addressed technology needs at a departmental level or by geography, in isolation from the rest of the business. Today, competitive advantage is often gained by managing initiatives that cut across organizations, such as organizing the business around customers or managing an entire supply chain. This requires integrating new systems and previously isolated legacy systems, an exercise that has been manually intensive, often inflexible and requires expensive ongoing maintenance. According to Gartner Group, Inc., an information technology industry research firm, 35% to 40% of all computer programming effort within a company is devoted to maintaining programs solely designed to transfer information between different databases. The Gartner Group refers to the complex morass of individual unstructured integration among disparate applications as "interapplication spaghetti."

     Our objective is to establish the NEONet solution as the leading standard for application integration across the enterprise. The key elements of our strategy include leveraging strategic relationships, expanding into additional vertical markets, developing cross-industry applications, expanding global sales capabilities and maintaining technological leadership. Through September 30, 1998, we have shipped products or services (including products and services acquired) to approximately 700 customers worldwide. Representative customers of the Company include Abbey National Treasury Services, Citibank, The Coca-Cola Company, Eaton Corporation, GTE Corporation, Industrial Bank of Japan Ltd., JP Morgan & Co., Inc., Kaiser Foundation Health Plan, Inc., Liverpool Victoria Friendly Society, Mayo Foundation for Medical Education and Research, Merrill Lynch, Pierce, Fenner & Smith, Inc. ("Merrill Lynch"), Monsanto Company, State Street Bank & Trust Co. and Sumitomo Bank of California.

     As part of its strategy, the Company has established reseller and joint marketing relationships with such companies as Cambridge Technology Partners, Candle Corporation, Ernst & Young, Hewlett-Packard Company, IBM, Medisolution, Inc., NIWS (Japan), Oracle Corporation, PeopleSoft, Inc., SAP AG, SunGard Financial Systems and Sun Microsystems, Inc.

                                  THE OFFERING

Common Stock Offered by the Company.................  4,000,000 shares(1)
Common Stock to be Outstanding after the Offering...  28,680,826 shares(2)
Use of proceeds.....................................  General corporate purposes, including working capital and potential
                                                        acquisitions.
NASDAQ National Market Symbol.......................  NEON

---------------

(1) Assumes the Underwriter's over-allotment option to purchase 600,000 shares is not exercised. See "Underwriting."

(2) Based upon shares outstanding as of September 30, 1998 (assuming no exercise of options after September 30, 1998). Excludes (i) 7,202,948 shares of Common Stock reserved for issuance pursuant to the Company's employee benefit plans, under which options to purchase 5,277,572 shares of Common Stock were outstanding as of September 30, 1998.

                             ---------------------

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                            NINE MONTHS ENDED
                                                          YEAR ENDED DECEMBER 31,             SEPTEMBER 30,
                                                     ----------------------------------   ----------------------
                                                       1995        1996       1997(1)      1997(1)     1998(2)
                                                     ---------   ---------   ----------   ---------   ----------
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
  Revenues:
    Software licenses..............................  $      --   $   3,383   $   15,970   $   9,691   $   24,554
    Services and maintenance.......................      1,271       3,762        6,676       4,683       13,951
                                                       -------     -------      -------      ------       ------
  Total revenues...................................      1,271       7,145       22,646      14,374       38,505
  Cost of revenues.................................        751       3,328        5,343       3,947        8,295
                                                       -------     -------      -------      ------       ------
    Gross profit...................................        520       3,817       17,303      10,427       30,210
  Loss from operations.............................     (1,490)     (5,733)      (4,251)     (4,493)     (14,905)
  Net loss.........................................  $  (1,503)  $  (5,672)  $   (3,507)  $  (4,049)  $  (13,222)
  Net loss per common share, basic and diluted.....  $    (.57)  $   (2.10)  $     (.32)  $    (.47)  $     (.63)
  Weighted average shares of Common Stock
    outstanding, basic and diluted(3)..............  2,617,994   2,706,552   10,958,302   8,555,980   20,981,480
                                                     =========   =========   ==========   =========   ==========

                                                                  SEPTEMBER 30, 1998
                                                              --------------------------
                                                               ACTUAL     AS ADJUSTED(4)
                                                              --------    --------------
CONSOLIDATED BALANCE SHEET DATA:
  Cash, cash equivalents, short-term and long-term
    investments.............................................  $ 47,297       $159,011
  Working capital...........................................    48,707        160,421
  Total assets..............................................   118,977        230,691
  Stockholders' equity......................................    96,747        208,461

---------------

(1) Results include a $2.6 million charge for acquired in-process research and development.

(2) Results include a $17.6 million charge for acquired in-process research and development.

(3) See Note 2 of Notes to audited Consolidated Financial Statements for an explanation of the weighted average common shares outstanding used to compute net loss per share.

(4) Reflects the sale of 4,000,000 shares of Common Stock offered by the Company at an assumed public offering price of $29.53 per share, after deducting the underwriting discount and estimated offering costs payable by the Company.
                          ---------------------------

     Unless otherwise indicated, the information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. In addition, all share and per share information has been adjusted to reflect a two-for-one stock split that will be effected in the form of a 100% stock dividend to stockholders of record as of November 23, 1998.

                              RECENT ACQUISITIONS

     MSB Consultants Limited. In June 1998, we acquired all the outstanding capital stock of MSB Consultants Limited, a corporation organized under the laws of the United Kingdom ("MSB"). We paid MSB's shareholders an aggregate of $4.8 million, of which $1.2 million was paid in cash and approximately $3.6 million was paid through the issuance of 276,924 shares of Common Stock. In addition, shares of Common Stock of the Company having a total value upon issuance of $3,000,000 may be issued to shareholders of MSB upon the achievement of performance targets during the two-year period following the closing. MSB develops and sells software and supplies consulting services in the areas of design, development, implementation, installation, and support of financial trading systems, market display data and middleware solutions for financial institutions.

     Century Analysis Incorporated In September 1998, we acquired all the outstanding capital stock of Century Analysis Incorporated, a California corporation ("CAI") for $23.0 million in cash and 880,062 unregistered shares of Common Stock. In connection with the acquisition, we assumed all options outstanding under CAI's option plan at the exchange ratio. In addition, 391,138 shares of Common Stock may be issued to the shareholders of CAI upon the achievement of certain performance criteria. CAI is a software manufacturer that has provided solutions since 1975 for productivity, connectivity and information management.

     Both acquisitions were accounted for under the purchase method of accounting. See Note 2 of Notes to unaudited Consolidated Financial Statements.

                                  RISK FACTORS

     You should carefully consider the risks described below before making an investment decision. The risks and uncertainties described below are not the only ones facing our Company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.

     If any of the following risks actually occur, our business, financial condition or results of future operations could be materially adversely affected. In such case, the trading price of our Common Stock could decline, and you may lose all or part of your investment.

     This Prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this Prospectus.

OUR OPERATING RESULTS FLUCTUATE SIGNIFICANTLY AND WE MAY NOT BE ABLE TO MAINTAIN OUR EXISTING GROWTH RATES.

     Although we have had significant revenue growth in recent quarters, such growth rates may not be sustainable, and you should not use these past results to predict future operating margins and results. Our quarterly operating results have fluctuated significantly in the past and may vary significantly in the future. Our future operating results will depend on many factors, including the following:

     - the continued growth of the Enterprise Application Integration ("EAI") software market;

     - the size of the orders for our products, and the timing of such orders;

     - potential delays in our implementations at customer sites;

     - continued development of indirect distribution channels;

     - increased demand for our products;

     - the timing of our product releases;

     - competition;

     - the effects of global economic uncertainty on capital expenditures for software.

     Quarterly revenues and operating results depend upon the volume and timing of customer contracts received during a given quarter, and the percentage of each contract which we are able to recognize as revenue during each quarter, each of which is difficult to forecast. In addition, as is common in the software industry, a substantial portion of our revenues in a given quarter historically have been recorded in the third month of that quarter, with a concentration of such revenues in the last two weeks of the third month. If this trend continues, any failure or delay in the closing of orders during the last part of a quarter will have a material adverse effect on our business.

     As a result of these and other factors, we believe that period-to-period comparisons of our historical results of operations are not a good predictor of our future performance. If our future operating results are below the expectations of stock market analysts, our stock price may decline.

IF OUR SALES CYCLE IS LONGER THAN WE ANTICIPATE, OUR OPERATING RESULTS MAY
SUFFER.

     Our customers typically take a long time to evaluate our products. Therefore the timing of license revenue is difficult to predict. A sale of our products to a customer typically involves a significant technical evaluation and a commitment of capital and other resources by the customer. This evaluation process frequently results in a sales cycle that lasts several months. Additional delays are caused by customers' internal procedures to approve large capital expenditures and to test, implement and accept new technologies that affect key operations within their organization. Our operating expense levels are relatively fixed in the short-term and are based in part on expectations of future revenues. Consequently, any delay in the recognition of revenue due to a longer sales cycle caused by these factors could result in operating losses.

THE COMPANY HAS A SHORT OPERATING HISTORY AND A HISTORY OF OPERATING LOSSES.

     An investor in our Common Stock must evaluate the risks, uncertainties, expenses and difficulties frequently encountered by early stage companies in rapidly evolving markets. We have had only a limited operating history upon which an evaluation of our Company and its prospects can be based. Prior to 1996, we recorded only nominal product revenue, and we have not been profitable on an annual basis. At

September 30, 1998, our Company had an accumulated deficit of approximately $24.7 million. To address these risks and uncertainties, we must do the following:

     - successfully implement our sales and marketing strategy;

     - expand our direct sales channels;

     - further develop our indirect distribution channels;

     - respond to competition in the EAI software market;

     - continue to attract and retain qualified personnel;

     - continue to develop and upgrade our products and technology more rapidly than competitors;

     - commercialize our products and services with future technologies.

     We may not successfully implement any of our strategies or successfully address these risks and uncertainties. Even if we accomplish these objectives we may not be profitable in the future.

FAILURE TO ADD CUSTOMERS OR EXPAND INTO NEW MARKETS MAY HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS.

     A significant portion of our revenue has come from a small number of large purchasers. For example, for the nine months ended September 30, 1998, our top ten customers accounted for 41% of total revenues. Our largest customer in the third quarter of 1998 accounted for approximately 20% of our total revenues, and for the nine months ended September 30, 1998 accounted for approximately 10% of our total revenues. Historically, our revenues have been derived primarily from sales to large banks and financial institutions. For example, sales to large banks and financial institutions accounted for 72% of total revenues for the year ended December 31, 1997, and approximately 60% of total revenues in the nine months ended September 30, 1998. These customers or other customers may not continue to purchase our products. Our failure to add new customers that make significant purchases of our products and services would have a material adverse effect on our business, financial condition and results of operations.

     While we have developed experience marketing our products to financial institutions, we have less experience with other vertical market segments. New market segments that we are currently targeting are likely to have significantly different characteristics than the financial institutions segment. As a result, we may change our pricing structures, sales methods, sales personnel, consulting services and customer support. We may not be successful in selling our products and services to the additional segments targeted. Our inability to expand sales of our products and services into these additional markets will materially adversely effect our business.

OUR OPERATING RESULTS ARE SUBSTANTIALLY DEPENDENT ON ONE PRODUCT FAMILY.

     A substantial majority of our revenues come from the NEONet suite of products and related services, and we expect this pattern to continue. Accordingly, our Company's future operating results will depend on the demand for NEONet and related services by future customers, including new and enhanced releases that are subsequently introduced. There can be no assurance that the market will continue to demand our current products or that we will be successful in marketing any new or enhanced products. If our competitors release new products that are superior to NEONet in performance or price, demand for our products may decline. A decline in demand for NEONet as a result of competition, technological change or other factors would have a material adverse effect on our business, financial condition and results of operations.

INABILITY TO INTEGRATE ACQUIRED COMPANIES MAY INCREASE THE COSTS OF RECENT ACQUISITIONS.

     Our Company has acquired three companies in the last fifteen months. We may from time to time acquire companies with complementary products and services in the application integration or other related software markets. We acquired Menhir Limited ("Menhir") in September of 1997, MSB in June of 1998 and CAI in September of 1998. These acquisitions will expose our Company to increased risks and costs, including the following:

     - assimilating new operations and personnel;

     - diverting financial and management resources from existing operations;

     - integrating acquired personnel and technologies.

     Our Company may not be able to generate sufficient revenues from any of these acquisitions to offset the associated acquisition costs. We will also be required to maintain uniform standards of quality and service, controls, procedures and policies. Our failure to achieve any of these standards may hurt relationships with customers, employees, and new management personnel. In addition, our future acquisitions may result in additional stock issuances which could be dilutive to our Company's stockholders.

     Our Company may also evaluate joint venture relationships with complementary businesses. Any joint venture we enter into would involve many of the same risks posed by acquisitions, particularly those risks associated with the diversion of resources, the inability to generate sufficient revenues, the management of relationships with third parties, and potential additional expenses, any of which could have a material adverse effect on our financial condition and results of operations.

OUR GROWTH IS DEPENDENT UPON THE SUCCESSFUL DEVELOPMENT OF OUR DIRECT AND INDIRECT SALES CHANNELS.

     We sell our products primarily through our direct sales force and we support our customers with our internal technical and customer support staff. We will continue to rely on our ability to recruit and train additional sales people and qualified technical support personnel. Our Company's ability to achieve significant revenue growth in the future will greatly depend on our ability to recruit and train sufficient technical, customer and direct sales personnel, particularly additional sales personnel focusing on the new vertical market segments that we target. We have in the past and may in the future experience difficulty in recruiting qualified sales, technical and support personnel. Our inability to rapidly and effectively expand our direct sales force and our technical and support staff could materially adversely affect our business.

     Our Company believes that future growth also will depend on developing and maintaining successful strategic relationships with distributors, resellers, and systems integrators. Our Company's strategy is to continue to increase the proportion of customers served through these indirect channels. We are currently investing, and plan to continue to invest, significant resources to develop these indirect channels. This could adversely affect our operating results if these efforts do not generate license and service revenues necessary to offset such investment. Also, our inability to recruit and retain qualified distributors, resellers and systems integrators could adversely affect our Company's results of operations. Another risk is that because lower unit prices are typically charged on sales made through indirect channels, increased indirect sales could adversely affect our Company's average selling prices and result in lower gross margins.

THERE ARE MANY RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS.

     We continue to expand our international operations, and these efforts require significant management attention and financial resources. Each version of our product also has to be localized within each country. Our Company has committed resources to the opening and integration of additional international sales offices and the expansion of international sales and support channels. Our Company's efforts to develop and expand international sales and support channels may not be successful. International sales are subject to a number of risks, including the following:

     - longer payment cycles;

     - unexpected changes in regulatory requirements;

     - difficulties and expenses associated with complying with a variety of foreign laws;

     - import and export restrictions and tariffs;

     - difficulties in staffing and managing foreign operations;

     - difficulty in accounts receivable collection and potentially adverse tax consequences;

     - currency fluctuations;

     - currency exchange or price controls;

     - political and economic instability abroad.

     Additionally, intellectual property may be more difficult to protect outside of the United States. International sales can also be affected to a greater extent by seasonal fluctuations resulting from the lower sales that typically occur during the summer months in Europe and other parts of the world. In addition, the market for our Company's products is not as developed outside of North America. We may not be able to successfully penetrate international markets or if we do, there can be no assurance that we will grow these markets at the same rate as in North America.

OUR MARKETS ARE HIGHLY COMPETITIVE.

     We compete in markets that are intensely competitive and are expected to become more competitive as current competitors expand their product offerings and new competitors enter the market. Our current competitors include a number of companies offering one or more solutions to the application integration problem, some of which are directly competitive with our products. We have faced competition for product sales with the following entities:

  Internal Information Technology Departments.

     "In-house" Information Technology departments of potential customers have developed or may develop systems that substitute for some or all of the functionality offered by our products. We expect that internally developed application integration systems will continue to be a principal source of competition for the foreseeable future. In particular, it can be difficult to sell our product to a potential customer whose internal development group has already made large investments in and progress towards completion of systems that our products are intended to replace.

  Software Vendors.

     We face competition from a variety of vendors offering EAI capabilities, including TSI International Software Ltd., Active Software, Software Technologies Corporation and Vitria Technology, Inc. Other software companies target the EAI market through various alternative technological solutions, such as data synchronization, transaction monitoring, and subject-based publish/subscribe messaging systems. Some vendors also sell software that competes with only one of our products, but could be expanded or enhanced. For example, Microsoft, BEA Systems and others provide messaging and queuing solutions that compete with the NEONet Messaging and Queuing module, but in the future these vendors could elect to provide a more complete integration solution that would also compete with NEONet's dynamic formatting and rules-based engine modules. We also face competition from relational database vendors such as Oracle, Informix, Sybase and Microsoft.

  System Integrators and Professional Service Organizations.

     These entities design and develop custom systems and perform custom integration of systems and applications. Certain of these firms may possess industry specific expertise or reputations among potential customers. These systems integrators and consulting firms can resell our products and may engage in joint marketing and sales efforts with us. We rely upon these firms for recommendations of our Company's products during the evaluation stage of the purchase process, as well as for implementation and customer support services. These systems integrators and consulting firms may have similar, and often more established, relationships with our competitors, and there can be no assurance that these firms will not market or recommend software products that are competitive with our products.

     Many of our competitors have longer operating histories, significantly greater financial, technical, marketing and other resources, significantly greater name recognition, and a larger installed base of customers than our Company. Many of our competitors may also have well-established relationships with current and potential customers of our Company. In addition, many of these competitors have extensive knowledge of the application integration industry, and are capable of offering a single-vendor solution. As a result, our competitors may be in a better position than we are to devote significant resources toward the development, promotion and sale of their products. They may also respond more quickly to new or emerging technologies and changes in customer requirements. Current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address customer needs. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. We also expect that the competition will increase as a result of software industry consolidations. Increased competition is likely to result in price reductions, reduced gross margins and loss of market share, any of which could materially adversely affect our business, financial condition and results of operations. There can be no assurance that we will be able to compete successfully against current and future competitors, or that competitive pressure faced by our Company will not materially adversely affect our business, financial condition and results of operations.

OUR FAILURE TO MANAGE GROWTH OF OPERATIONS MAY ADVERSELY AFFECT US.

     We must plan and manage effectively in order to successfully offer products and services and implement our business plan in a rapidly evolving market. We continue to increase the scope of our operations domestically and internationally and have grown our headcount substantially. For example, at January 1, 1996, we had a total of 35 employees and at September 30, 1998 we had a total of 546 employees. We may further expand domestically or internationally through internal growth or through acquisitions of related companies and technologies. This growth will continue to place a significant strain on our management systems and resources.

     For us to effectively manage our growth, we must continue to enact the following measures:

     - improve our operational, financial and management controls;

     - improve our reporting systems and procedures;

     - install new management and information control systems;

     - expand, train and motivate our workforce.

In particular, we are currently migrating our existing accounting software to a packaged application that will allow greater flexibility in reporting and tracking results. If we fail to install this software in an efficient and timely manner or if the new systems fail to adequately support our level of operations, then we could incur substantial additional expenses to remedy such failure.

WE MUST KEEP PACE WITH TECHNOLOGICAL CHANGE TO REMAIN COMPETITIVE.

     The market for our products is characterized by rapid technological change, frequent new product introductions and enhancements, changes in customer demands and evolving industry standards. Our existing products could be rendered obsolete if we fail to keep up in any of these ways. We have also found that the technological life cycles of our products are difficult to estimate, partially because they may vary according to the particular application or vertical market segment. We believe that our future success will depend upon our ability to continue to enhance our current product line while we concurrently develop and introduce new products that keep pace with competitive and technological developments. These developments require us to continue to make substantial product development investments.

     Existing Products. We currently serve a customer base with a wide variety of hardware, software, database, and networking platforms. To gain broad market acceptance, we believe that we will have to support our products on a variety of platforms. Our success will depend, among others, on the following factors:

     - our ability to integrate our products with multiple platforms, especially relative to our competition;

     - the portability of our products, particularly the number of hardware platforms, operating systems and databases that our products can source or target;

     - the integration of additional software modules under development with existing products; and,

     - our management of software development being performed by third-party developers.

     Future Products. There can be no assurance that we will be successful in developing and marketing future product enhancements or new products that respond to technological changes, shifting customer preferences, or evolving industry standards. We may experience difficulties that could delay these products. If we are unable to develop and introduce new products or enhancements of existing products in a timely manner or if we experience delays in the commencement of commercial shipments of new products and enhancements, then customers may forego purchases of our products and purchase those of our competitors.

OUR FAILURE TO MAINTAIN CLOSE RELATIONSHIPS WITH KEY SOFTWARE VENDORS WILL ADVERSELY AFFECT OUR PRODUCT OFFERING.

     We believe that in order to provide competitive solutions for heterogeneous, open computing environments, it is necessary to develop, maintain and enhance close relationships with a wide range of vendors, including database, Enterprise Resource Planning, supply chain and Electronic Data Interchange software vendors, as well as hardware and operating system vendors. There can be no assurance that we will be able to maintain our existing relationships or develop additional relationships with such vendors. Our failure to do so could adversely affect the portability of our products to existing and new platforms and databases and the timing of the release of new and enhanced products.

OUR INABILITY TO ATTRACT AND RETAIN PERSONNEL MAY ADVERSELY AFFECT OUR COMPANY.

     Our success greatly depends on the continued service of our key technical, sales and senior management personnel. None of these persons are bound by an employment agreement. The loss of any of our senior management or other key research, development, sales and marketing personnel, particularly if lost to competitors, could have a material adverse effect on our future operating results. In particular George F. (Rick) Adam, our Chief Executive Officer, and Harold A. Piskiel, our Chief Technology Officer, would be difficult to replace. Our future success will depend in large part upon our ability to attract, retain and motivate highly skilled employees. We face significant competition for individuals with the skills required to perform the services we offer. We cannot assure that we will be able to retain sufficient numbers of these highly skilled employees. Because of the complexity of the EAI software market, we have in the past experienced a significant time lag between the date on which technical and sales personnel are hired and the time at which such persons become fully productive, and we expect this pattern to continue.

OUR FAILURE TO ADEQUATELY PROTECT OUR PROPRIETARY RIGHTS MAY ADVERSELY AFFECT
US.

     Our success and ability to compete is dependent in part upon our proprietary technology. We rely on a combination of copyright, trademark and trade secret laws, as well as confidentiality agreements and licensing arrangements, to establish and protect our proprietary rights. We presently have no patents, but we have three patent applications pending. Despite our efforts to protect our proprietary rights, existing copyright, trademark and trade secret laws afford only limited protection. In addition, the laws of certain foreign countries do not protect our rights to the same extent as do the laws of the United States. Attempts may be made to copy or reverse engineer aspects of our products or to obtain and use information that we regard as proprietary. Accordingly, there can be no assurance that we will be able to protect our proprietary rights against unauthorized third-party copying or use. Any infringement of our proprietary rights could materially adversely affect our future operating results. Furthermore, policing the unauthorized use of our products is difficult and litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our future operating results.

INTELLECTUAL PROPERTY CLAIMS CAN BE COSTLY AND RESULT IN THE LOSS OF SIGNIFICANT RIGHTS.

     It is also possible that third parties will claim that we have infringed their current or future products. We expect that EAI software developers will increasingly be subject to infringement claims as the number of products in different industry segments overlap. Any claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays, or require us to enter into royalty or licensing agreements, any of which could have a material adverse effect upon our operating results. There can also be no assurance that such royalty or licensing agreements, if required, would be available on terms acceptable to us, if at all. There can be no assurance that legal action claiming patent infringement will not be commenced against us, or that we would prevail in such litigation given the complex technical issues and inherent uncertainties in patent litigation. In the event a patent claim against us was successful and we could not obtain a license on acceptable terms or license a substitute technology or redesign to avoid infringement, our business, financial condition and results of operations would be materially adversely affected.

GLOBAL ECONOMIC UNCERTAINTY MAY AFFECT THE CAPITAL EXPENDITURES OF OUR
CUSTOMERS.

     The EAI software market could be negatively impacted by certain generic factors, including global economic difficulties and uncertainty, reductions in capital expenditures by large customers, and increasing competition. These factors could in turn give rise to longer sales cycles, deferral or delay of customer purchasing decisions, and increased price competition. The presence of such factors in the EAI software market could adversely affect our operating results.

YEAR 2000 RISKS MAY RESULT IN MATERIAL ADVERSE EFFECTS ON OUR BUSINESS.

     Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. Beginning in the year 2000, these code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, in a little over a year, computer systems and/or software products used by many companies may need to be upgraded to comply with such year 2000 requirements. While we have assessed our products, services and internal systems, certain internal financial packages have not yet been implemented and may require further assessment by us. We believe we are currently expending sufficient resources to review our products and services, as well as our internal management information system in order to remedy those products, services and systems that are not year 2000 compliant. We expect such modifications will be made on a timely basis and we do not believe that the cost of such modifications will have a material effect on our operating results. There can be no assurance, however, that we will be able to modify such products, services and systems in a timely and successful manner to comply with the year 2000 requirements, which could have a material adverse effect on our operating results. Moreover, we believe that some customers may be purchasing our products as an interim solution to their year 2000 needs until their current suppliers reach compliance. Conversely, year 2000 issues could cause a significant number of companies, including our current customers, to reevaluate their current system needs and as a result consider switching to other systems and suppliers. Any of the foregoing could result in a material adverse effect on our business, operating results and financial condition. Additionally, during the next twelve months there is likely to be an increased customer focus on addressing year 2000 issues, creating the risk that customers may reallocate capital expenditures to fix year 2000 problems of existing systems. Although we have not experienced the effects of such a trend to date, if customers defer purchases of our software because of such a reallocation, it could adversely affect our operating results.

THERE ARE SUBSTANTIAL SHARES ELIGIBLE FOR SALE; THE SALE OF SUCH SHARES MAY DEPRESS OUR STOCK PRICE.

     If our stockholders sell substantial amounts of our Common Stock (including shares issued upon the exercise of outstanding options) in the public market following this offering, the market price of our Common Stock could fall. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. Upon completion of this offering, we will have outstanding 28,680,826 shares of Common Stock (based upon shares outstanding as of September 30, 1998), assuming no exercise of the Underwriters' over-allotment option and no exercise of outstanding options after September 30, 1998. Of these shares, the 4,000,000 shares sold in this offering, together with the 6,348,000 shares sold in our initial public offering in June 1997 and the 6,900,000 shares sold in our follow-on offering in May 1998 are freely tradable. The remaining 11,432,826 shares are eligible for sale in the public market as follows:

     NUMBER OF SHARES                  DATE
     ----------------       --------------------------
2,801,218                             December 3, 1998
3,181,218                     60 days from the date of
                                       this prospectus
10,652,764                    90 days from the date of
                                       this prospectus

The table above excludes options to purchase 5,277,572 shares of Common Stock that were outstanding at September 30, 1998.

OUR STOCK PRICE HAS BEEN HIGHLY VOLATILE.

     The trading price of our Common Stock has fluctuated significantly since our initial public offering in June 1997. In addition, the trading price of our Common Stock could be subject to wide fluctuations in response to quarterly variations in operating results, announcements of technological innovations or new products by our Company or its competitors, developments with respect to patents or proprietary rights, changes in financial estimates by securities analysts and other events or factors. In addition, the stock market has experienced volatility that has particularly affected the market prices of equity securities of many high technology companies and that often has been unrelated or disproportionate to the operating performance of such companies. These broad market fluctuations may adversely affect the market price of our Company's Common Stock.

ADOPTION OF THE EURO PRESENTS UNCERTAINTIES FOR
OUR COMPANY.

     In January 1999, the new "Euro" currency is scheduled to be introduced in certain European countries that are part of the European Monetary Union ("EMU"). During 2002, all EMU countries are expected to be operating with the Euro as their single currency. A significant amount of uncertainty exists as to the effect the Euro will have on the marketplace generally and, additionally, all of the final rules and regulations have not yet been defined and finalized by the European Commission with regard to the Euro currency. We are currently assessing the effect the introduction of the Euro will have on our internal accounting systems and the sales of our products. We are not aware of any material operational issues or costs associated with preparing our internal systems for the Euro. However, we do utilize third party vendor equipment and software products that may or may not be EMU compliant. Although we are currently taking steps to address the impact, if any, of EMU compliance for such third party products, the failure of any critical components to operate properly post-Euro may have an adverse effect on the business or results of operations of our Company or require us to incur expenses to remedy such problems.

                                USE OF PROCEEDS

     The net proceeds to NEON from its sale of the 4,000,000 shares of Common Stock are estimated to be approximately $111.7 million at an assumed public offering price of $29.53 per share (approximately $128.5 million if the Underwriters' over-allotment option is exercised in full), after deducting the underwriting discount and estimated offering expenses payable by the Company.

     The Company expects to use the net proceeds of the offering for general corporate purposes, including working capital. A portion of the net proceeds may also be used to acquire or invest in complementary businesses or products or to obtain the right to use complementary technologies. Although the Company from time to time evaluates potential acquisitions of such businesses, products or technologies, and anticipates continuing to make such evaluations, the Company has no present understandings, commitments or agreements with respect to any acquisition of other businesses, products or technologies. Pending such uses, the proceeds will be invested in short-term interest-bearing securities and debt-instruments in compliance with the Company's investment policy.

                                DIVIDEND POLICY

     The Company has never paid or declared any cash dividends. The Company currently expects to retain future earnings, if any, to finance the growth and development of its business and, therefore, does not anticipate paying cash dividends in the foreseeable future.

                          PRICE RANGE OF COMMON STOCK

     The Company's Common Stock commenced trading on the NASDAQ National Market on June 18, 1997 and is traded under the symbol "NEON." The following table sets forth the high and low sales prices of the Common Stock as reported by the NASDAQ National Market. All prices have been restated to reflect a two-for-one stock split to be effected in the form of a 100% stock dividend to stockholders of record as of November 23, 1998.

                                                               HIGH      LOW
                                                              ------    ------
1997
  Second Quarter (from June 18, 1997).......................  $ 8.63    $ 7.32
  Third Quarter.............................................    8.75      6.75
  Fourth Quarter............................................    7.25      5.38
1998
  First Quarter.............................................  $12.44    $ 4.75
  Second Quarter............................................   16.50     11.50
  Third Quarter.............................................   23.44     14.31
  Fourth Quarter (through November 17, 1998)................   30.97     14.06
                                                              ------    ------

     On November 17, 1998, the last reported sale price of the Common Stock on the NASDAQ National Market was $30.81 per share. As of November 17, 1998, there were approximately 90 holders of record of the Company's Common Stock.

                             CORPORATE INFORMATION

     New Era of Networks, Inc. was incorporated in Illinois in June 1993 and was reincorporated in Delaware in December 1995. References in this Prospectus to the "Company," "NEON," "we," "our," and "us" refer to New Era of Networks, Inc., a Delaware corporation; its predecessor, New Era of Networks, Inc., an Illinois corporation, and its wholly-owned, consolidated subsidiaries. NEON's principal executive offices are located at 7400 East Orchard Rd., Englewood, CO, 80111, and NEON's telephone number is 303-694-3933. Information contained as NEON's Web site does not constitute part of this Prospectus. All share and per share information contained herein has been restated to reflect a two-for-one stock split to be effected in the form of a 100% stock dividend to stockholders of record as of November 23, 1998. New Era of Networks, Inc., NEON, NEONet, Rapport, Impact!, CAI-Net III, and Web-VA are all trademarks of New Era of Networks, Inc. All other trademarks or servicemarks appearing in this Prospectus are the property of their respective holders.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of September 30, 1998 on an actual basis, and as adjusted to give effect to the Company's sale of 4,000,000 shares of Common Stock at an assumed public offering price of $29.53 per share after deducting the underwriting discount and estimated offering expenses. This table should be read in conjunction with the consolidated financial statements and related notes thereto included elsewhere in this Prospectus.

                                                                SEPTEMBER 30, 1998
                                                              -----------------------
                                                               ACTUAL     AS ADJUSTED
                                                              --------    -----------
                                                                  (IN THOUSANDS)
Stockholders' equity(1)(2):
  Preferred stock, $.0001 par value; 2,000,000 shares
     authorized; none issued or outstanding.................  $     --     $     --
  Common stock, $.0001 par value; 45,000,000 shares
     authorized; 24,680,826 shares actual and 28,680,826
     shares, as adjusted, issued and outstanding(2).........         2            3
  Additional paid-in-capital................................   121,283      232,996
  Accumulated deficit.......................................   (24,740)     (24,740)
  Cumulative translation adjustment.........................       202          202
                                                              --------     --------
          Total stockholders' equity........................  $ 96,747     $208,461
                                                              ========     ========

---------------

(1) Based upon shares outstanding as of September 30, 1998. Excludes 7,202,948 shares of Common Stock reserved for issuance pursuant to the Company's employee benefit plans, under which options to purchase 5,277,572 shares of Common Stock were outstanding as of September 30, 1998, at a weighted average exercise price of $7.1045 per share.
(2) All share and per share information has been adjusted to reflect a two-for-one stock split that will be effected in the form of a 100% stock dividend to stockholders of record as of November 23, 1998.

                                    DILUTION

     The net tangible book value of the Company as of September 30, 1998 was $59.8 million or $2.42 per share of Common Stock. Net tangible book value per share is determined by dividing the net tangible book value of the Company (total tangible assets less total liabilities) by the number of shares of Common Stock outstanding. After giving effect to the sale by the Company of 4,000,000 shares of Common Stock offered hereby at the public offering price of $29.53 per share (and after deduction of underwriting discounts and commissions and estimated offering expenses), the Company's net tangible book value at September 30, 1998 would have been $171.6 million or $5.98 per share. This represents an immediate increase in net tangible book value to existing stockholders of $3.56 per share and an immediate dilution to new investors of $23.55 per share.

     The following table illustrates the per share dilution:

Public offering price per share.............................           $29.53
  Net tangible book value per share as of September 30,
     1998...................................................  $2.42
  Increase in net tangible book value per share attributable
     to new investors.......................................   3.56
                                                              -----
Net tangible book value per share after offering............             5.98
                                                                       ------
Dilution per share to new investors.........................           $23.55
                                                                       ======

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data should be read in conjunction with the Company's Consolidated Financial Statements and related Notes thereto, and with Management's Discussion and Analysis of Financial Conditions and Results of Operations included elsewhere in this Prospectus. The consolidated financial statement data for the years ended December 31, 1995, 1996 and 1997 and the nine months ended September 30, 1997 and 1998 are derived from the Company's audited and unaudited Consolidated Financial Statements included elsewhere in this Prospectus. Historical results are not necessarily indicative of results of operations to be expected in the future.

                                                                                           NINE MONTHS ENDED
                                                    YEAR ENDED DECEMBER 31,                  SEPTEMBER 30,
                                             --------------------------------------    -------------------------
                                                1995          1996          1997          1997          1998
                                             ----------    ----------    ----------    ----------    -----------
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:                   (IN THOUSANDS, EXCEPT SHARE DATA)
  Revenues:
    Software licenses...................     $       --    $    3,383    $   15,970    $    9,691    $    24,554
    Services and maintenance............          1,271         3,762         6,676         4,683         13,951
                                              ---------     ---------     ---------    ----------      ---------
  Total revenues........................          1,271         7,145        22,646        14,374         38,505
  Cost of revenues:
    Cost of software licenses...........             --         1,022           900           758          1,116
    Cost of services and maintenance....            751         2,306         4,443         3,189          7,179
                                              ---------     ---------     ---------    ----------      ---------
  Total cost of revenues................            751         3,328         5,343         3,947          8,295
                                              ---------     ---------     ---------    ----------      ---------
    Gross profit........................            520         3,817        17,303        10,427         30,210
  Operating expenses:
    Sales and marketing.................            549         4,425         8,824         5,931         13,166
    Research and development............          1,116         3,658         7,730         4,890          9,776
    General and administrative..........            345         1,467         2,334         1,481          3,963
    Charges for acquired in-process
      research and development..........             --            --         2,600         2,600         17,597
    Amortization of intangibles.........             --            --            66            19            613
                                              ---------     ---------     ---------    ----------      ---------
  Total operating expenses..............          2,010         9,550        21,554        14,921         45,115
                                              ---------     ---------     ---------    ----------      ---------
  Loss from operations..................         (1,490)       (5,733)       (4,251)       (4,493)       (14,905)
  Other income (expense), net...........            (13)           61           744           445          1,683
                                              ---------     ---------     ---------    ----------      ---------
  Loss before provision for income taxes...      (1,503)       (5,672)       (3,507)       (4,049)       (13,222)
  Provision for income taxes............             --            --            --            --             --
                                              ---------     ---------     ---------    ----------      ---------
  Net loss..............................     $   (1,503)   $   (5,672)   $   (3,507)   $   (4,049)   $   (13,222)
                                              =========     =========     =========     =========     ==========
  Net loss per common share, basic and
    diluted(1)(2).......................     $     (.57)   $    (2.10)   $     (.32)   $     (.47)   $      (.63)
                                              =========     =========     =========     =========     ==========
  Weighted average shares of Common Stock
    outstanding, basic and diluted(1)(2)...   2,617,994     2,706,552    10,958,302     8,555,980     20,981,480
                                             ==========    ==========    ==========    ==========    ===========

                                                                     DECEMBER 31,
                                                              ---------------------------    SEPTEMBER 30,
                                                               1995      1996      1997          1998
CONSOLIDATED BALANCE SHEET DATA:                              ------    ------    -------    -------------
  Cash, cash equivalents, short-term and long-term
    investments.............................................  $1,135    $3,387    $22,724      $ 47,297
  Working capital...........................................   1,557     2,586     30,987        48,707
  Total assets..............................................   2,209     7,073     40,229       118,977
  Stockholders' equity......................................   1,591     3,515     34,731        96,747

---------------
(1) See Note 2 of Notes to audited Consolidated Financial Statements for an explanation of the weighted average shares of Common Stock outstanding used to compute net income (loss) per common share.

(2) All share and per share information has been adjusted to reflect a two-for-one stock split that will be effected in the form of a 100% stock dividend to stockholders of record as of November 23, 1998.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     All statements, trend analysis and other information contained in the following discussion relative to markets for the Company's products and trends in revenues, gross margins and anticipated expense levels, as well as other statements including words such as "anticipate," "believe," "plan," "estimate," "expect" and "intend" and other similar expressions constitute forward-looking statements. These forward-looking statements are subject to business and economic risks and uncertainties, and the Company's actual results of operations may differ materially from those contained in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in "Risk Factors" as well as other risks and uncertainties referenced in this Prospectus.

OVERVIEW

     From inception through 1995, the Company was in the development stage and was principally focused on product development and assembling its management team and infrastructure. Software license revenues were not significant until the commercial release of the NEONet software in 1996. Since the initial release of NEONet in January 1996, a substantial portion of the Company's revenues has been attributable to licenses of NEONet and related services. In November 1996 and March 1998, the Company commenced shipment to customers of Release 3.0 and 4.0, respectively, of NEONet, which provided additional capabilities for effective enterprise-wide application integration.

     The Company generates revenue from software licenses, professional service arrangements, and software maintenance arrangements. Software license revenues are recognized when the licensed software has been delivered, customer acceptance has occurred, all significant Company obligations have been satisfied, payment is due within twelve months and the fee is fixed and determinable and deemed collectible. Revenue from professional service arrangements is recognized on either a time and materials or percentage-of-completion basis as the services are performed and amounts due from customers are deemed collectible and contractually nonrefundable. Revenues recognized under the percentage-of-completion basis which have not yet been invoiced are recorded as unbilled revenues in the accompanying consolidated balance sheets. Software maintenance revenue related to software licenses is recognized ratably over the term of each maintenance arrangement. Amounts collected or billed prior to satisfying the above revenue recognition criteria are reflected as deferred revenue in the accompanying consolidated balance sheets.

     In June 1998, the Company acquired all of the outstanding capital stock of MSB. The aggregate consideration paid by the Company was $4,800,000 of which $1,200,000 was paid in cash and approximately $3,600,000 was paid through the issuance of 276,924 shares of Common Stock of the Company. Additional shares having a total value upon issuance of up to $3,000,000 may also be issued to shareholders of MSB upon the achievement of certain performance targets during the two-year period following the closing. In September 1998, the Company acquired all the outstanding capital stock of CAI for $23.0 million in cash and 880,062 shares of the Company's Common Stock. In connection with the acquisition, the Company assumed all options outstanding under CAI's option plan at an exchange ratio. In addition, 391,138 shares of Common Stock may be issued to the shareholders of CAI upon the achievement of certain performance criteria. Both acquisitions were accounted for under the purchase method of accounting. See Note 2 of Notes to unaudited Consolidated Financial Statements.

RECENT ACCOUNTING PRONOUNCEMENT

     SOP 97-2, "Software Revenue Recognition," was issued in October 1997 and supercedes the guidance of SOP 91-1 for recognizing revenue from software arrangements. The Company believes its revenue recognition policies and practices comply with the requirements of SOP 97-2 in all material respects. However, SOP 97-2 includes restrictive provisions regarding specific terms of software arrangements which, if present, require deferral of revenue recognition beyond the point of delivery of the software. Future competitive conditions may arise that could necessitate changes in the Company's business practices and the contract terms of its software arrangements. Such changes may require deferral of revenue recognition and periodic operating results could be adversely affected.

RESULTS OF OPERATIONS

     The following table sets forth the percentages that selected items in the consolidated statements of operations bear to total revenues. The year ended 1997 includes the charge for acquired in-process research and development associated with the acquisition of Menhir in September 1997. The nine months ended September 1998 includes the charges for acquired in-process research and development associated with the acquisitions of MSB in June 1998 and CAI in September 1998.

                                                                                       NINE MONTHS
                                                                                          ENDED
                                                           YEAR ENDED DECEMBER 31,    SEPTEMBER 30,
                                                           -----------------------    --------------
                                                           1995     1996     1997     1997     1998
                                                           -----    -----    -----    -----    -----
Revenues:
  Software licenses......................................    --%      47%      71%      67%      64%
  Services and maintenance...............................   100       53       29       33       36
                                                           ----      ---     ----     ----     ----
Total revenues...........................................   100      100      100      100      100
Cost of revenues:
  Cost of software licenses(1)...........................    --       30        6        8        5
  Cost of services and maintenance(1)....................    59       61       67       68       51
                                                           ----      ---     ----     ----     ----
Total cost of revenues...................................    59       47       24       27       22
     Gross profit........................................    41       53       76       73       78
Operating expenses:
  Sales and marketing....................................    43       62       39       41       34
  Research and development...............................    88       51       34       34       25
  General and administrative.............................    27       21       10       10       10
  Charges for acquired in-process research and
     development.........................................    --       --       11       18       46
  Amortization of intangibles............................    --       --        1        1        2
                                                           ----      ---     ----     ----     ----
Total operating expenses.................................   158      134       95      104      117
                                                           ----      ---     ----     ----     ----
Loss from operations.....................................  (117)     (80)     (19)     (31)     (39)
Other income (expense), net..............................    (1)       1        3        3        5
                                                           ----      ---     ----     ----     ----
Loss before provision for income taxes...................  (118)     (79)     (15)     (28)     (34)
Provision for income taxes...............................    --       --       --       --       --
                                                           ====      ===     ====     ====     ====
Net loss.................................................  (118)%    (79)%    (15)%    (28)%    (34)%
                                                           ====      ===     ====     ====     ====
Net income (loss) excluding charges for acquired
  in-process research and development and amortization of
  intangibles............................................  (118)%    (79)%     (4)%    (10)%     13%
                                                           ====      ===     ====     ====     ====

---------------
(1) As a percentage of software licenses and services and maintenance revenues, respectively.

NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1998

REVENUES

     Our revenues increased from $14.4 million for the nine months ended September 30, 1997 to $38.5 million for the nine months ended September 30, 1998. This increase resulted from significantly increased indirect channel revenues, increased professional services, and additions to our product portfolio. The acquisitions of MSB in June of 1998 and CAI in September of 1998 added to NEON's product portfolio, which contributed to increased software licenses and services and maintenance revenues. For the nine months ended September 30, 1998, indirect channel revenues increased to 19% of total revenues, compared with 3% for the nine months ended September 30, 1997. For the nine months ended September 30, 1998, international revenues increased to 30% of total revenues, compared with 24% of total revenues for the nine months ended September 30, 1997.

     Software license revenues increased from $9.7 million for the nine months ended September 30, 1997 to $24.6 million for the nine months ended September 30, 1998. This growth in software license revenues reflects the growing market awareness and acceptance of our enterprise application integration software products and the establishment of distributor and reseller relationships with IBM, PeopleSoft, Candle Corporation, and NIWS (Japan), and the license revenues contributed from the acquisition of CAI in September, 1998.

     For the nine months ended September 30, 1998, our top ten customers accounted for 41% of total revenues, as compared to 69% for the corresponding period in 1997.

     Services and maintenance revenues increased from $4.7 million for the nine months ended September 30, 1997 to $14.0 million for the nine months ended September 30, 1998. The increase in the relative percentage of service revenues to total revenues in this period was attributable to two primary factors: increases in the installed base of customers receiving maintenance, training and other support services, and a significant increase in consulting revenues as a result of expanded demand for NEON's direct assistance with application integration implementation projects.

COST OF REVENUES

     Cost of revenues consists of cost of software licenses and cost of services and maintenance. As a percentage of total revenues, cost of revenues declined from 27% for the nine months ended September 30, 1997 to 22% for the nine months ended September 30, 1998. Although cost of revenues decreased as a percentage of total revenues, the costs increased on an absolute basis by approximately $4.3 million for the nine months ended September 30, 1998 compared with the same period in 1997. This increase was due primarily to the growth in professional service engagements created by the increased demand for NEON's direct assistance with application integration implementation projects. If revenues derived from professional service engagements increase as a percentage of total revenues in future periods, cost of revenues as a percentage of total revenues may also increase.

     Cost of software licenses consists principally of royalty payments to third parties for jointly developed products, software purchased from third parties for resale, and internal costs associated with the fulfillment of license sales. Cost of software licenses increased from $758,000, or 8% of software license revenues, for the nine months ended September 30, 1997 to $1.1 million, or 5% of software license revenues, for the nine months ended September 30, 1998. Cost of software licenses as a percentage of software license revenues may fluctuate from period to period due principally to the mix of sales of royalty-bearing software products in each period. Royalties associated with certain software products currently under development through joint business arrangements may cause the cost of software licenses to increase in future periods.

     Cost of services and maintenance consists primarily of personnel, facility and systems costs incurred in providing professional service consulting, training, and customer support services. Cost of services and maintenance decreased as a percentage of services and maintenance revenues from 68% for the nine months ended September 30, 1997 to 51% for the nine months ended September 30, 1998. This improved margin resulted from improved utilization of field service personnel, an increase in professional service rates, and reduced use of subcontractors.

OPERATING EXPENSES

  Sales and Marketing

     Sales and marketing expenses increased from $5.9 million, or 41% of total revenues, for the nine months ended September 30, 1997 to $13.2 million, or 34% of total revenues, for the nine months ended September 30, 1998. The dollar increase is attributable to our continued expansion of our direct sales force, increased commission expense associated with higher revenues, continued investment in building an international direct sales force, and increased marketing expenses for our expanded software product offerings. Sales and marketing expenses declined as a percent of total revenues due to higher percentage growth in revenues and efficiencies associated with the achievement of economies of scale.

  Research and Development

     Research and development expenses increased from $4.9 million, or 34% of total revenues, for the nine months ended September 30, 1997 to $9.8 million, or 25% of total revenues, for the nine months ended September 30, 1998. Software product development expenditure increases are directly attributable to increases in our staff of software engineers and consultants, and the associated infrastructure costs required to support software product development initiatives. The decline in research and development expenses as a percentage of revenues was due primarily to higher percentage growth in revenues.

  General and Administrative

     General and administrative expenses grew from $1.5 million, or 10% of total revenues, for the nine months ended September 30, 1997 to $4.0 million, or 10% of total revenues, for the nine months ended September 30, 1998. The increase in general and administrative expenses resulted primarily from increases in staffing, information systems, and related infrastructure to support our growth and increases in administrative expenses associated with the operation of foreign subsidiaries.

  Charge for Acquired In-Process Research and Development/Amortization of Intangibles

     For the nine months ended September 30, 1998, $13.9 million of the CAI purchase price was allocated to in-process research and development and charged to expense. The nine months ended September 30, 1998 also includes $3.7 million of the MSB purchase price, which was allocated to in-process research and development projects and charged to expense. For the nine months ended September 30, 1997, $2.6 million of the Menhir purchase price was allocated to in-process research and development and charged to expense. Amortization of the intangibles for the nine months ended September 30, 1998 of $613,000 is comprised of the amortization of acquired software and goodwill associated with the acquisition of Menhir in September of 1997, MSB in June of 1998, and CAI in September of 1998.

OTHER INCOME, NET

     The Company reported other income of $445,000 for the nine months ended September 30, 1997 and $1.7 million for the nine months ended September 30, 1998. The increase in other income was due to interest earned on cash invested from the proceeds of our initial public offering in June of 1997 and subsequent public offering in May of 1998.

PROVISION FOR INCOME TAXES

     We have reported no income tax expense for any period. As of September 30, 1998, the net deferred tax asset of approximately $6.4 million was offset by a valuation allowance of a like amount. The comparable figure for December 31, 1997 was $3.4 million.

NET LOSS

     Due to the acquisition-related expenses associated with the MSB and CAI acquisitions, we reported net losses for the nine months ended September 30, 1998 of approximately $13.2 million, or $.63 per share. Excluding acquisition-related expenses and amortization, we generated net income for the nine months ended September 30, 1998 of $5.0 million, or $.21 per diluted share. Also excluding acquisition-related expenses and amortization, this compares to a net loss of $1.4 million, or $.17 per basic and diluted share for the nine months ended September 30, 1997. The operating results improved due to the increased growth of our revenues, as compared with the growth of costs and expenses.

FISCAL YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997

REVENUES

     Our revenues increased from $1.3 million for the year ended December 31, 1995 to $7.1 million for the year ended December 31, 1996, reflecting significant software license revenues related to the commercial introduction of our NEONet product. Revenues increased from $7.1 million for the year ended December 31, 1996 to $22.6 million for the year ended December 31, 1997 as we sold to a greater number of customers and expanded our business internationally.

     Software license revenues grew from zero in the year ended December 31, 1995 to $3.4 million, or 47% of total revenue, in the year ended December 31, 1996 and to $16.0 million, or 71% of total revenues, in the year ended December 31, 1997. The increase in software license revenues, both in absolute dollars and as a percentage of total revenues, reflected an increase in market awareness and acceptance of our products, expansion of international sales resources, the continued growth of an installed base of accounts to serve as references for new customers, repeat business by existing customers, and expanded functionality of the NEONet product. In December 1997, we entered into a license agreement with IBM for the joint development of a product designed to integrate IBM's MQSeries product with certain of our products. We began selling the MQIntegrator product in May of 1998. We expect that future software license revenues will be comprised primarily of MQIntegrator, Business Applications, Application Integration Libraries, Tools and Utilities and other acquired or developed applications.

     Services and maintenance revenues grew from $1.3 million, or 100% of revenues, in the year ended December 31, 1995 to $3.8 million, or 53% of total revenues, in the year ended December 31, 1996, to $6.7 million, or 29% of total revenues, in the year ended December 31, 1997. Services and maintenance revenues declined as a percentage of total revenues from 1995 to 1996 due to the completion of a professional services contract with Merrill Lynch in the quarter ended June 30, 1996 and the commercial release of NEONet. Services and maintenance revenues grew 77% in the year ended December 31, 1997 compared to the year ended December 31, 1996, reflecting service engagements associated with the growing sales of the NEONet suite of products.

     For the year ended December 31, 1997, our top ten customers accounted for 56% of total revenues, and our largest customer accounted for 14% of our total revenues. To date, our revenues have been derived primarily from sales to large banks and financial institutions. For the year ended December 31, 1997, sales to banks and financial institutions accounted for 72% of our total revenues.

COST OF REVENUES

     As a percentage of total revenues, total cost of revenues declined from 59% in 1995, to 47% in 1996, to 24% in 1997. The decline reflects the increasing mix of higher-margin software license sales and a decline in royalty expense.

     We had an agreement to pay royalties to Merrill Lynch on NEONet license revenue until such royalties reached a cumulative total of $1.9 million. We accrued royalties at 30% of NEONet license fees in 1996 and 10% of NEONet license fees in 1997, reflecting our revised agreement with Merrill Lynch during 1997. As a result, cost of software licenses was approximately 30% of software license revenue in 1996. In the quarter ended December 31, 1997, we met the cumulative $1.9 million royalty requirement, and cost of software licenses in 1997 fell to approximately 6% of software license revenue. While the royalty obligation to Merrill Lynch on NEONet has been satisfied, there are other products that currently carry royalty obligations.

     As a percent of services and maintenance revenues, cost of services and maintenance was 59%, 61%, and 67% in 1995, 1996, and 1997, respectively. The higher percentage cost in 1997 reflected the use, at higher cost, of subcontract labor on certain engagements. We expect that we may continue to use subcontractors for the delivery of professional services from time to time.

OPERATING EXPENSES

     Sales and Marketing

     Sales and marketing expenses consist primarily of salaries for sales and marketing personnel, commissions, travel, and promotional expenses. Sales and marketing expenses were $549,000, $4.4 million, and $8.8 million, representing 43%, 62%, and 39% of total revenues, respectively, in the years ended December 31, 1995, 1996, and 1997. These increases were due primarily to our expansion of our overall sales and marketing resources and infrastructure, including international expansion in 1997. As a percentage of total revenues, sales and marketing expense increased in 1996 compared to 1995 as we commercialized the NEONet product and deployed a direct sales force. Sales and marketing expenses decreased as a percentage of revenues in 1997 compared to 1996 primarily due to growth in revenues. We expect to continue to expand our direct sales force and professional marketing staff, further increase our international presence, and continue to develop our indirect sales channels and increase promotional activity. Accordingly, we expect sales and marketing expenses to continue to grow in absolute dollars.

     Research and Development

     Research and development expenses include amounts associated with the development of new products, enhancements of existing products and quality assurance activities. The expenses consist primarily of employee salary and benefits, consultant costs, and associated equipment and software costs. Research and development costs have been expensed as incurred. No software development costs have been capitalized to date in accordance with Statement of Financial Accounting Standards No. 86. Research and development expenses were $1.1 million, $3.7 million, and $7.7 million, representing 88%, 51%, and 34% of total revenues, respectively, for the years ended December 31, 1995, 1996, and 1997. The increase in research and development expenses is primarily attributable to hiring additional technical personnel engaged in software development activities, and its decline as a percentage of total revenues was due to the higher percentage growth in revenues. We currently anticipate that research and development expenses may continue to increase in absolute dollars as we continue to commit substantial resources to new product development.

     General and Administrative

     General and administrative expenses consist primarily of salaries and related costs, outside professional fees, and software and equipment costs associated with the finance, legal, human resources, information systems, and administrative functions of our Company. General and administrative expenses were $345,000, $1.5 million, and $2.3 million, representing 27%, 21%, and 10% of total revenues, respectively, for the years ended December 31, 1995, 1996, and 1997. General and administrative expenses grew in absolute dollars as we added personnel to all administrative areas but declined as a percentage of total revenues principally due to economies of scale associated with increased revenues. We expect general and administrative expenses to continue to grow as we implement additional management information systems associated with our business growth and international expansion.

CHARGE FOR ACQUIRED IN-PROCESS RESEARCH AND DEVELOPMENT/AMORTIZATION OF INTANGIBLES

     Based on an independent appraisal of the net assets acquired, $2.6 million allocated to in-process research and development projects was charged to operations in connection with the acquisition of Menhir in September 1997. We also allocated approximately $460,000 to marketable software products acquired which are being amortized over three years, and approximately $310,000 to goodwill which is being amortized over a period of seven years. Amortization expense of approximately $66,000 was recorded during 1997.

OTHER INCOME (EXPENSE), NET

     We recorded net other income of $745,000 in 1997. This compares to net other income of $61,000 in 1996 and net other expense of $13,000 in 1995. The increase in net other income in 1997 resulted primarily from the interest earned on cash invested from the proceeds of our initial public offering in June 1997.

PROVISIONS FOR INCOME TAXES

     We have reported no income tax expense for any period. As of December 31, 1997, net deferred tax assets of approximately $3.4 million were further offset by a valuation allowance of an equivalent amount. The net deferred tax asset at December 31, 1996 was $2.7 million, which was offset by a valuation allowance of the same amount.

NET LOSS

     Giving effect to expenses associated with the Menhir acquisition, we reported a net loss, basic and diluted of $3.5 million, or $.32 per share in 1997. Excluding the charge for acquired in-process research and development and acquisition related amortization, the net loss, basic and diluted was approximately $841,000, or $.08 per Common Share on 10,958,302 weighted average shares outstanding. This compares to a net loss, basic and diluted of $5.7 million, or $2.10 per Common Share on 2,706,552 weighted average shares outstanding in 1996, and $1.5 million, or $.57 per Common Share on 2,617,994 weighted average shares outstanding in 1995. The reduced net loss in 1997 as compared to 1996 resulted from the growth in revenues, particularly software license revenues, as compared with the growth of costs and expenses. The increased loss in 1996 compared to 1995 resulted from the buildup of our sales force and other staff, and from royalty payments due to Merrill Lynch.

YEAR 2000 RISKS

     Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. Beginning in the year 2000, these code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, in a little over a year, computer systems and/or software products used by many companies may need to be upgraded to comply with such year 2000 requirements. While we have assessed our products, services and internal systems, certain internal financial packages have not yet been implemented and may require further assessment by us. We believe we are currently expending sufficient resources to review our products and services, as well as our internal management information system in order to remedy those products, services and systems that are not year 2000 compliant. We expect such modifications will be made on a timely basis and we do not believe that the cost of such modifications will have a material effect on our operating results. There can be no assurance, however, that we will be able to modify such products, services and systems in a timely and successful manner to comply with the year 2000 requirements, which could have a material adverse effect on our operating results. Moreover, we believe that some customers may be purchasing our products as an interim solution to their year 2000 needs until their current suppliers reach compliance. Conversely, year 2000 issues could cause a significant number of companies, including our current customers, to reevaluate their current system needs and as a result consider switching to other systems and suppliers. Any of the foregoing could result in a material adverse effect on our business, operating results and financial condition. Additionally, during the next twelve months there is likely to be an increased customer focus on addressing year 2000 issues, creating the risk that customers may reallocate capital expenditures to fix year 2000 problems of existing systems. Although we have not experienced the effects of such a trend to date, if customers defer purchases of our software because of such a reallocation, it could adversely affect our operating results.

SELECTED QUARTERLY RESULTS OF OPERATIONS

     The following tables present unaudited quarterly consolidated statement of operations data for each quarter in the seven quarters ended September 30, 1998, as well as such data expressed as a percentage of our revenues for the periods indicated. This data has been derived from unaudited consolidated financial statements totals that have been prepared on the same basis as the audited consolidated financial statements and include all adjustments (consisting only of normal recurring adjustments) that we consider necessary for a fair presentation of such information. We believe quarter-to-quarter comparisons of our financial results should not be relied upon as an indication of future performance, and operating results may fluctuate from quarter to quarter in the future.

                                                                           THREE MONTHS ENDED
                                         --------------------------------------------------------------------------------------
                                         MARCH 31,   JUNE 30,    SEPT. 30,     DEC. 31,    MARCH 31,     JUNE 30,    SEPT. 30,
 CONSOLIDATED STATEMENT OF OPERATIONS      1997        1997         1997         1997         1998         1998         1998
                 DATA:                   ---------   ---------   ----------   ----------   ----------   ----------   ----------
                                                                             (IN THOUSANDS)
Revenues:
  Software licenses....................  $  2,447    $   3,213   $    4,031   $    6,279   $    6,573   $    7,268   $   10,714
  Services and maintenance.............     1,227        1,566        1,890        1,993        3,009        4,192        6,749
                                            -----         ----        -----         ----         ----         ----         ----
Total revenues.........................     3,674        4,779        5,921        8,272        9,582       11,460       17,463
                                            -----         ----        -----         ----         ----        -----        -----
Cost of revenues:
  Cost of software licenses............       250          166          342          142          222          442          452
  Cost of services and maintenance.....       800        1,240        1,148        1,254        1,526        2,135        3,518
                                            -----         ----        -----         ----         ----         ----         ----
Total cost of revenues.................     1,050        1,406        1,490        1,396        1,748        2,577        3,970
                                            -----         ----        -----         ----         ----         ----         ----
  Gross profit.........................     2,624        3,373        4,431        6,876        7,834        8,883       13,493
Operating expenses:
  Sales and marketing..................     1,690        1,988        2,253        2,893        3,606        3,828        5,733
  Research and development.............     1,222        1,560        2,108        2,840        2,691        2,915        4,169
  General and administrative...........       495          371          616          853          992        1,168        1,804
  Charge for acquired in-process
    research and development(2)........        --           --        2,600           --           --        3,740       13,857
  Amortization of intangibles..........        --           --           18           48           49           82          482
                                            -----         ----        -----         ----         ----         ----         ----
Total operating expenses...............     3,407        3,919        7,595        6,634        7,338       11,733       26,045
                                            -----         ----        -----         ----         ----        -----        -----
  Income (loss) from operations........      (783)        (546)      (3,164)         242          496       (2,850)     (12,552)
  Other income (expense), net..........        (1)          17          429          301          296          491          896
                                            -----         ----        -----         ----         ----         ----         ----
        Net income (loss)..............  $   (784)   $    (529)  $   (2,735)  $      543   $      792   $   (2,359)  $  (11,656)
                                            =====         ====        =====         ====         ====         ====        =====
Net income (loss) per share, basic.....  $   (.29)   $    (.11)  $     (.15)  $      .03   $      .04   $     (.11)  $     (.43)
                                         =========   =========   ==========   ==========   ==========   ==========   ==========
Weighted average shares of Common Stock
  outstanding, basic...................  2,751,212   4,845,830   18,070,884   18,165,268   18,309,284   20,677,012   27,003,514
                                         =========   =========   ==========   ==========   ==========   ==========   ==========
Net income (loss) per share, diluted...  $   (.29)   $    (.11)  $     (.15)  $      .03   $      .04   $     (.11)  $     (.43)
                                         =========   =========   ==========   ==========   ==========   ==========   ==========
Weighted average shares of Common Stock
  outstanding, diluted.................  2,751,212   4,845,830   18,070,884   19,531,432   20,332,594   20,677,012   27,003,514
                                         =========   =========   ==========   ==========   ==========   ==========   ==========

AS A PERCENTAGE OF TOTAL REVENUES:
Revenues:
  Software licenses....................        67%          67%          68%          76%          69%          63%          61%
  Services and maintenance.............        33           33           32           24           31           37           39
                                         ---------   ---------   ----------   ----------   ----------   ----------   ----------
Total revenues.........................       100          100          100          100          100          100          100
                                         ---------   ---------   ----------   ----------   ----------   ----------   ----------
Cost of revenues:
  Cost of software licenses(1).........        10            5            8            2            3            6            4
  Cost of services and
    maintenance(1).....................        65           79           61           63           51           51           52
                                         ---------   ---------   ----------   ----------   ----------   ----------   ----------
Total cost of revenues.................        29           29           25           17           18           22           23
                                         ---------   ---------   ----------   ----------   ----------   ----------   ----------
  Gross profit.........................        71           71           75           83           82           78           77
Operating expenses:
  Sales and marketing..................        46           42           38           35           38           33           33
  Research and development.............        33           33           36           34           28           25           24
  General and administrative...........        13            8           10           10           10           10           10
  Charge for acquired in-process
    research and development...........        --           --           44           --           --           33           79
  Amortization of intangibles..........        --           --           --            1            1            1            3
                                         ---------   ---------   ----------   ----------   ----------   ----------   ----------
Total operating expenses...............        92           82          128           81           77          102          149
                                         ---------   ---------   ----------   ----------   ----------   ----------   ----------
  Income (loss) from operations........       (21)         (11)         (53)           3            5          (24)         (72)
  Other income (expense), net..........        --           --            7            4            3            4            5
                                         ---------   ---------   ----------   ----------   ----------   ----------   ----------
        Net income (loss)..............       (21)%        (11)%        (46)%          7%           8%         (20)%        (67)%
                                         =========   =========   ==========   ==========   ==========   ==========   ==========

---------------

(1) As a percentage of software licenses and services and maintenance revenues, respectively.

(2) Excluding acquisition-related expenses and amortization, we generated net income (loss) for the quarters ended September 30, 1997, June 30, 1998 and September 30, 1998 of $(117,136), $1,462,417, and $2,683,797, respectively.

     The increase in software license revenues as a percent of total revenues for the quarter ended December 31, 1997, as compared to preceding quarters, was primarily due to an increase in indirect channel revenues, which accounted for approximately 15% of total revenues in the fourth quarter of 1997. Indirect channel revenues comprised 32% of total revenues in the first quarter of 1998, and 19% of total revenues for the first nine months of 1998. We believe that the timing and level of indirect channel revenues generated through sales by strategic reseller partners, and in particular through IBM and PeopleSoft, may vary as a percentage of total revenues, and will continue to affect software license revenues in future quarters. Total revenues for the third quarter of 1998 were positively impacted by revenues from the products and services acquired through the Menhir, MSB and CAI acquisitions.

     Future operating results will depend on many factors, including, among others, the growth of the application integration software market, the size and timing of software licenses, the delay or deferral of customer implementations, our ability to maintain or increase market demand for our products, the timing of our new product announcements and releases, competition by existing and emerging competitors in the application integration software market, our ability to expand our direct sales force and develop indirect distribution channels, our success in developing and marketing new products and controlling costs, budgeting cycles of customers, product life cycles, software defects and other product quality problems, the mix of products and services sold, international operations, uncertainties in revenue recognition associated with adoption of SOP 97-2, and general domestic and international economic and political conditions. A significant portion of our revenues have been, and we believe will continue to be, derived from a small number of relatively large customer contracts or arrangements, and the timing of revenue recognition from such contracts and arrangements has caused and may continue to cause material fluctuations in our operating results, particularly on a quarterly basis. For example, in the third quarter of 1998 our largest customer accounted for approximately 20% of our total revenues, and for the nine months ended September 30, 1998 our largest customer accounted for approximately 10% of our total revenues. Quarterly revenue and operating results typically depend upon the volume and timing of customer contracts received during a given quarter, and the amount of revenues associated with each such contract which we are entitled to recognize during such quarter, each of which is difficult to forecast. In addition, as is common in the software industry, a substantial portion of our revenues in a given quarter historically have been recorded in the third month of that quarter, with a concentration of such revenues in the last two weeks of the third month. To the extent this trend continues, any failure or delay in the closing of orders during the last part of any given quarter will have a material adverse effect on our results of operations.

     In addition, the timing of license revenues is difficult to predict because of the length and variability of our sales cycle. The purchase of our products by our customers typically involves a significant technical evaluation and commitment of capital and other resources, with the attendant delays frequently associated with customers' internal procedures to approve large capital expenditures and to test, implement and accept new technologies that affect key operations. This evaluation process frequently results in a lengthy sales process of several months and subjects the sales cycle associated with the purchase of our products to a number of significant risks, including customers' budgetary constraints and internal acceptance reviews. The length of our sales cycle may vary substantially from customer to customer, particularly for customers within different vertical market segments. See "Business -- Sales and Marketing." Our operating expense levels are relatively fixed and are based in part on expectations as to future revenues. Consequently, any delay in the recognition of revenue from quarter to quarter could result in operating losses. To the extent that such operating expenses precede, or are not subsequently followed by, increased revenues, our operating results would be materially adversely affected.

LIQUIDITY AND CAPITAL RESOURCES

     We had $47.3 million in cash, cash equivalents, short-term and long-term investments at September 30, 1998, compared to $22.7 million at December 31, 1997. We maintain a line of credit of $2,000,000 that can be used for working capital requirements on an as-needed basis. Net accounts receivable grew from $11.1 million at December 31, 1997 to $18.8 million at September 30, 1998. The increase in net accounts receivable resulted from acquired receivables from CAI in September of 1998 and MSB in June of 1998 and the growth in customer licensing activity partially offset by increased cash collections. Unbilled revenue, which consists primarily of progress on software development contracts which is not billed until specified by a contract date or milestone, grew from $1.7 million at December 31, 1997 to $3.4 million at September 30, 1998.

     Cash provided by operating activities was $2.4 million for the nine months ended September 30, 1998, compared with a net cash usage of $6.6 million for the same period of 1997. Operating cash flows increased primarily due to increases in income before depreciation, amortization, and the charges for in-process research and development which were partially offset by a net decrease in working capital.

     Cash used for investing activities was $23.4 million in the nine months ended September 30, 1998, compared with net cash used of $8.7 million for the same period of 1997. The net cash used in investing activities in the 1998 period was $3.6 million in net proceeds from the sale of short-term and long-term investments, $21 million used in the acquisition of CAI, $1.2 million used in the acquisition of MSB, and $4.8 million used in capital expenditures. The net cash used in the comparable period of 1997 consisted of $5.1 million in purchases of short-term investments, $2.8 million used in the acquisition of Menhir, and $792,000 used in capital expenditures.

     Cash provided by financing activities was $49.5 million in the nine months ended September 30, 1998 compared to $33.1 million for the same period of 1997. In the 1998 period, the Company received $50.6 million in net proceeds from its secondary offering and $1.9 million in proceeds from the exercise of stock options, warrants and employee stock purchase plan arrangements. In the 1997 period, we received $34.2 million in net proceeds from our initial public offering and approximately $294,000 from the exercise of stock options.

     We believe that our existing balances of cash, cash equivalents and short-term and long-term investments will be sufficient to meet our working capital and capital expenditure needs at least for the next twelve months. Thereafter, we may require additional sources of funds to continue to support our business. There can be no assurance that such additional funding, if needed, will be available on terms acceptable to us, if at all.

                                    BUSINESS

     New Era of Networks, Inc. ("NEON" or the "Company") develops, markets and supports enterprise application integration ("EAI") software and services. The Company's architectural platform, NEONet, provides organizations with a structured software platform for the rapid and efficient integration and ongoing maintenance of disparate systems and applications across the enterprise. NEON's packaged software solutions support EAI across popular hardware platforms, operating systems, and database types. The NEONet architecture consists of four product categories: Enterprise Integration Engine, Business Applications, Application Integration Libraries and Tools and Utilities. With the acquisition of Menhir in September 1997, the Company increased its international presence and added to its product portfolio Rapport, a leading customer management and contact information system developed primarily for the banking industry.

     Through September 30, 1998, the Company shipped products or provided services (including products and services acquired) to approximately 700 customers worldwide. Representative customers of the Company include Abbey National Treasury Services, Citibank, The Coca-Cola Company, Eaton Corporation, GTE Corporation, Industrial Bank of Japan Ltd., JP Morgan & Co., Inc., Kaiser Foundation Health Plan, Inc., Liverpool Victoria Friendly Society, Mayo Foundation for Medical Education and Research, Merrill Lynch, Monsanto Company, State Street Bank & Trust Co. and Sumitomo Bank of California. As part of its strategy, the Company has established reseller and joint marketing relationships with such companies as Candle Corporation, Cambridge Technology Partners, Ernst & Young, Hewlett-Packard Company, IBM, Medisolution, Inc., NIWS (Japan), Oracle Corporation, PeopleSoft, Inc., SAP AG, SunGard Financial Systems and Sun Microsystems, Inc.

INDUSTRY BACKGROUND

     Organizations today are under increasing pressure to respond to a number of powerful market forces to remain competitive. Forces such as globalization and deregulation have led to industry consolidation and a focus on cost, quality, and customer service. In response to the increasingly competitive environment, companies have acquired other businesses, diversified operations geographically, engaged in business process reengineering, and sought to tighten relationships with key suppliers, distributors, and customers. The implementation of IT based solutions, increasingly seen as strategic competitive assets, has been and will continue to be a critical part of these efforts. Information systems are used to disseminate critical corporate information across the enterprise, to streamline operations, and to improve organizational flexibility and responsiveness.

  The Complexity of Today's Enterprise Application Environment

     The range of computing environments and software applications utilized across the typical business organization is vast and growing, involving both mainframe and minicomputer-based legacy systems and more recently introduced client/server environments. Organizations are incorporating powerful new software applications that operate on an enterprise-wide basis and also serve as interfaces to customers and suppliers. At the same time, organizations are seeking to better exploit their existing information systems and take advantage of their prior technology investments by integrating previously independent legacy and other applications and databases.

     Critical software applications historically were developed for large mainframe-based computing environments and, later, minicomputer-based systems. Many organizations still rely on these legacy systems for high-volume transaction processing and maintenance of critical data. These legacy applications were typically designed for the specific business functions of a single department, such as inventory control or payroll, and did not interface with other applications across the enterprise. Moreover, legacy systems operated on one central computer with one operating system and one database system. As the need to automate additional critical business functions throughout the enterprise increased, additional specialized applications were written, again typically without regard for interoperation with other applications. Additionally, the recent growth of the Internet and the use of intranets have led to the emergence of another class of enterprise applications, adding another dimension of complexity to the problem of integrating business applications across the enterprise.

  Business Drivers of Application Integration

     Organizations are increasingly demanding greater information sharing among their application systems in order to help the organization accomplish key strategic objectives. These organizational objectives include the following:

          Integration of ERP Applications. Organizations install Enterprise Resource Planning (ERP) applications to gain competitive advantage, to automate and streamline business processes and to fully integrate enterprises obtained through mergers or acquisitions. In order to fully realize the benefit of ERP applications, organizations must integrate these applications into their existing information technology structure, including legacy applications, other business applications and disparate operating systems and databases.

          Implementation of Tactical Initiatives. Application integration is essential to many tactical corporate initiatives, including business process reengineering, implementation of best of breed enterprise applications, data warehousing and database replication, electronic commerce, and the incorporation of Internet/intranet technologies.

          Enhancement of Customer Service and Customer Care. As organizations attempt to better understand and meet the needs of their customers, they are recognizing that much of the information necessary to obtain a unified view of the customer is widely dispersed across numerous incompatible application systems. For example, an organization that wants to better understand a customer's purchasing history may need to integrate data stored in separate systems in marketing, sales and other departments. Similarly, a company seeking to improve customer service through a call center application must be able to share information with order-tracking software, which in turn must be accessible by salespeople in the field.

          Efficient Management of Internal Resources and the Supply Chain. Many companies are seeking to achieve greater productivity and efficiency across functional areas, such as integration of sales forecasts and manufacturing planning in order to improve inventory management. In addition, many companies are tightening their relationships with key suppliers and distributors to improve responsiveness to new market conditions. For example, more companies are using "just-in-time" manufacturing techniques that require better sharing of information between a company and its suppliers.

          Improved Risk Management. Rapidly changing markets and economic conditions have driven businesses to seek a more integrated view of their risk profile. For example, organizations need to manage cash, accounts receivable, and aggregate customer exposure in more timely and comprehensive ways. As another example, financial institutions need to analyze and manage their financial exposure on a real-time basis across different securities, trading markets and currencies. Providing a consolidated, enterprise-wide view of risk requires the timely integration of data residing on different systems and in different departments.

          Pursuit of New Growth Opportunities. Many organizations have in recent years extended their operations overseas as globalization and deregulation have opened new markets. In addition, organizations have sought to pursue additional market opportunities through mergers and acquisitions. As organizations have extended operations overseas, they have adopted applications that address the specific needs of each local market. As they have acquired new businesses, they have inherited additional systems and applications. All of these systems must be integrated with a company's existing applications in order to manage and expand the enterprise.

     Effective application integration strategies are critical to an organization's ability to respond to changing market demands, seize new market opportunities, improve customer service, and realize planned business process improvements. However, organizations today face major challenges in attempting to integrate their disparate and distributed application systems.

  Challenges in Achieving Application Integration

     Organizations have historically addressed the need to integrate applications by means of a limited number of integration techniques, including data extract programs, screen scraping, file transfers and update programs as well as data sharing and data synchronization. These techniques have typically been implemented in an ad hoc manner to address specific integration requirements as they have arisen over time. Accordingly, they have generally required extensive manual custom software coding and provided limited functionality, flexibility and scaleability, and require a costly and burdensome ongoing maintenance process. As a result of the limitations of these techniques, additions of new applications and changes in the business processes addressed by different applications have required continual and extensive rewrites of existing applications with attendant costs, delays and errors. According to Gartner Group, Inc., in a typical computing environment, 35% to 40% of all programming effort is devoted to developing and maintaining the extract and update programs whose only purpose is to transfer information between different databases.

     Gartner Group refers to the complex market of individual, unstructured integration among disparate applications as "interapplication spaghetti."

                                    [CHART]

  The Application Integration Market Opportunity

     The need to utilize information and information technology as strategic assets, together with the proliferation of disparate applications across enterprises and the limitations inherent in historical application integration methodologies, have created a need for packaged application integration software solutions. Organizations require an integrated solution that can untangle the existing interapplication spaghetti and provide a scaleable infrastructure that supports rapid and efficient updates to integration implementations as additional applications are added and business rules change. This solution must support a heterogeneous environment of hardware, operating system, networking and RDBMS platforms, permit an organization to leverage its existing legacy systems and accommodate the extension of the corporate information systems environment to new enterprise applications and to new computing paradigms such as the Internet/intranet.

SOLUTION

     NEON is a leading provider of enterprise application integration software. The Company's NEONet architecture provides organizations with a structured software platform for EAI, facilitating the rapid and efficient deployment and ongoing management of EAI among disparate applications across the enterprise. NEONet addresses the limitations of earlier application integration paradigms by providing packaged integrated software solutions that include the various elements required to address the application integration challenge in a scaleable and flexible manner. The NEONet architecture consists of four product categories: Enterprise Integration Engine, Business Applications, Application Integration Libraries and Tools and Utilities.

     This packaged application solution offers the following key benefits:

          Supports Rapid Implementation of Enterprise Applications. NEONet enables rapid implementation, reduces installation and integration costs for otherwise expensive and resource-intensive enterprise applications, including ERP applications, and provides an open platform for integrating other acquired applications, systems, and architectures.

          Enhances IT Productivity. NEONet enhances IT productivity by reducing the need to develop complex, time-consuming custom integration code each time an application is added or modified or a business process changes.

          Provides a Flexible, Long-Term Platform for Application
     Integration. NEON provides a structured platform architecture for application integration that easily accommodates changes ranging from the addition of new applications to the incorporation of new technologies.

          Preserves Existing IT Investment. By facilitating the integration of new computing platforms and applications with legacy systems, NEON helps preserve an organization's investments in existing legacy systems, such as mainframe and minicomputer-based systems, while serving as a bridge to client/server and Internet/intranet-based applications.

          Improves Efficiency of Enterprise IT Environment. The high throughput capability of NEON's EAI products enables organizations to provide real-time data delivery across a wide variety of systems. By removing the bottlenecks to data integration, NEON supports numerous critical emerging business applications such as data replication, data warehousing and transaction-oriented applications.

STRATEGY

     The Company's objective is to establish the NEONet suite of products as the leading standard for application integration across the enterprise. Key elements of the Company's strategy include:

          Leverage Strategic Relationships. The Company plans to expand its sales activities through both direct and indirect channel models. As part of this strategy, the Company has established reseller and joint marketing relationships with such companies as Candle Corporation, Cambridge Technology Partners, Ernst & Young, Hewlett-Packard Company, IBM, Medisolution, Inc., NIWS (Japan), Oracle Corporation, PeopleSoft, Inc., SAP AG, SunGard Financial Systems and Sun Microsystems, Inc. As the Company's business expands into additional markets, the Company plans to continue to use distributors and resellers to deploy its products and services.

          Expand into Additional Vertical Markets. The Company plans to increase the number of vertical market segments it serves using a strategy established by the Company in the technically demanding financial services market for which the Company initially developed NEONet. A major step in this direction was the acquisition of CAI in September 1998, a recognized leader in application integration solutions for the healthcare industry. The Company penetrated the financial services market by leveraging the industry experience of the Company's founders and other key personnel and by collaborating with a number of strategic customers. The Company's strategy is to penetrate additional vertical markets, including telecommunications and manufacturing, by establishing development relationships through acquisitions of companies with strategic customers and by leveraging an understanding of customer needs in these specific markets.

          Develop Cross-Industry Applications. The Company has targeted the development and marketing of its products to specific applications which have significant importance across different vertical segments. The Company has focused on data replication and warehousing applications, in which NEONet permits an organization to extract data from multiple historical databases and reformat that data for ready access via data warehouses. The Company has also targeted electronic commerce, including electronic data interchange (EDI) and Internet/intranet integration, as well as customer service call centers, in which organizations are seeking to connect to legacy applications in order to enhance customer service. The Company believes that as companies continue to make strategic investments in their enterprise applications, these applications will need to be fully integrated into the business enterprise.

          Expand Sales Capability Worldwide. The Company's strategy is to expand its sales and marketing capabilities in order to address the worldwide market for its products. To accomplish this objective, the Company increased its direct sales capabilities from one commissioned sales person at January 31, 1996 to 47 at September 30, 1998. The Company intends to continue to expand its global sales coverage through additional international direct sales offices and the expansion of indirect channels. In this regard, the

     Company has established reseller and joint marketing relationships with OEMs, independent software vendors, VARs and systems integration firms.

          Maintain Technological Leadership. The Company is an early entrant in the emerging application integration market, and seeks to maintain a leadership position by continuing to provide innovative application integration solutions. NEON was the first company to offer a single integrated solution combining messaging and queuing, dynamic formatting and rules-based processing. NEON was also the first to offer a scaleable rules engine that can process high volumes of messages in real-time using large numbers of complex processing rules. The Company continues to focus on the support of additional current and emerging computing platforms. During 1998, the Company released MQIntegrator combining NEON Rules and NEON Formatter with MQSeries to take advantage of the market leadership of MQSeries. The Company also released NEON Business EventManager, a business process automation and workflow system. In addition, through the acquisition of CAI the Company acquired products including Impact! message broker, Web-VA e-commerce integration software, HL7 (Healthcare) Integration capability, and CAI-Net III single sign-on.

PRODUCTS AND SERVICES

     NEON offers a structured architecture software platform for high-speed, high-quality, high-performance development and ongoing management of application integration among disparate systems across the enterprise.

The NEONet suite of products is comprised of four main product categories:

     Enterprise Integration Engine

          MQIntegrator. MQIntegrator provides the robust messaging and queuing foundation that supports asynchronous interprocess and cross-platform communication, delivering superior synchronization and recoverability. IBM MQSeries, the transport layer within MQIntegrator, transports transactions consisting of instructions or data between applications and databases from one application to another. IBM MQSeries provides guaranteed delivery of each message once and only once, in the same order the messages are sent. The Company has recently released a mainframe version of MQIntegrator.

          Impact! Impact! is a message broker that streamlines information processing by non-invasively moving data between data sources and destinations, including existing applications, files, databases, objects, and Web clients. It offers messaging, message management, routing and reformatting, and it offers both synchronous and asynchronous operation.

          Rules Engine. The MQIntegrator Rules Engine provides enterprise users with a content-based, transaction routing system. This enables real-time routing of transactions based on easily modifiable business rules and the contents of each message. The rules engine provides message creation and dispatch of multiple, new, independently formatted, and delivered messages to multiple destinations or processes from a single input message.

          Formatter. The Formatter dynamically transforms messages to multiple required formats, allowing heterogeneous applications to communicate seamlessly. Each transaction reaches each recipient in the recipient's native format, regardless of the underlying database.

     Business Applications

          NEON Business EventManager. NEON Business EventManager is an EAI product that facilitates integration based on business processes or events. This product enables business analysts to make decisions or rules in typical business language without having to deal with technical architecture. Each purchase of Business EventManager requires a license of MQIntegrator.

          NEON Enterprise ProcessExecutive. NEON Enterprise ProcessExecutive is a comprehensive business process automation and workflow system for the business enterprise. Enterprise Process Executive provides a tool for modeling and monitoring business processes across complex organizations. Process flows can be directed across the enterprise, based on the results of defined required activities. MQIntegrator and Enterprise ProcessExecutive build upon the core MQIntegrator functionality to provide valuable cost management capabilities, with a number of defined events that may be discrete, associated, related, or collective. Each NEON Enterprise ProcessExecutive purchase requires a license of MQIntegrator.

          NEON Rapport. NEON Rapport integrates client and customer files and systems across the financial enterprise. By breaking down product and services boundaries, Rapport manages client and contact relationship information. Rapport also allows banks and securities firms to migrate to a client-focused strategy, which provides a global resource for all client relationships.

     Application Integration Libraries

          Building on the power of the MQIntegrator core technology, NEON is preloading packaged software format libraries from leading packaged applications into the Formatter, further enhancing the ease and speed of installation and integration of these applications.

          NEON PeopleSoft Integration Libraries. The NEON PeopleSoft Integration Libraries provide a flexible solution to integrating with PeopleSoft applications. NEON PeopleSoft Integration Libraries supply journal entry data from a wide range of sources, such as manufacturing, inventory, and other applications.

          NEON SAP Integration Libraries. The NEON SAP Integration Libraries extend the concept of Application Link Enabling (ALE) integration out to the enterprise. NEON's SAP Integration Libraries facilitate data conversion, data validation, and data enrichment. NEON's MQIntegrator and the SAP Integration Libraries handle business-oriented, rules-based control of how and when data flows between legacy, third party, or other ERP applications and SAP R/3.

          NEON S.W.I.F.T. Integration Libraries. The NEON S.W.I.F.T. Integration Libraries simplify complex tasks and reduce the time and effort required to accept and reformat messages to a customer's own application. As businesses change and evolve, NEON customers can customize the S.W.I.F.T. Integration Libraries to meet the challenges of message reformatting on a global basis.

     Tools and Utilities

          NEONweb. NEONweb is a complementary module to the NEONet platform that guarantees delivery of data transactions from Internet/intranet clients to web servers and to legacy systems. NEONweb provides a set of tools for managing interactions between web-based servers and HTML, Java or CGI, as well as legacy and client/server-based systems.

          CAI-Net III. CAI-Net III is a single sign-on product. It allows customers to use a single password to gain access to multiple applications simultaneously. It also allows users to sign on from any workstation or location. Additional security is available through encryption, sign-on/password administration, and auditing.

          Web-VA. Web-Va is a web-based e-commerce integration product. It uses application wrapping services to make enterprise resources such as applications, files and databases available to clients. It includes security control, audit services, transactional services, and data control.

          NEONreplication. NEONreplication is a set of libraries that performs automatic database replication for use in updating and synchronizing multiple heterogeneous databases. Timely updates of dispersed critical databases reduce the need for extensive custom coding. Database replication is essential for sophisticated, real-time applications in financial services and other industries, as it permits the real-time maintenance of multiple databases.

          NEONmsgtrak. NEONmsgtrak is a GUI-based tool for monitoring and managing all messages between MQIntegrator, internal applications, and external interfaces. NEONmsgtrak centrally monitors message progress, maintains a complete audit trail of all messages, and supports automated message retrieval and cancellation. NEONmsgtrak makes it easier to monitor, evaluate, tune, and streamline all transaction flows in complex, high-volume business enterprise.

          NEONaccess. NEONaccess provides ideal application integration using the S.W.I.F.T. interface standard. NEONaccess is an interface to the S.W.I.F.T. protocol used for financial processing among financial institutions worldwide. S.W.I.F.T. provides low-cost, standardized financial processing and communication services. S.W.I.F.T.'s global network, standards, and value-added services enable customers to reduce costs, increase productivity, control risk, and strengthen the security of their global financial communications.

  Customer Services

     As part of its commitment to provide a total solution to customer needs, the Company offers the following customer services in conjunction with its software licenses.

     Maintenance and Support. The Company offers an array of support services that focus on reporting and tracking work requests from customers. The Company's maintenance and support service offers a seven days a week, twenty-four hours a day customer hotline.

     Professional Services. The Company provides for NEON software installations and consulting services, as well as generalized consulting on the design and development of enterprise-wide application integration utilizing the Company's expertise in client/server, Internet/intranet and database management technologies. The Company offers these professional services often in conjunction with other professional service organizations and system integrations.

     Fee-based Training Services. The Company offers its customers, for an additional fee, comprehensive training in the Company's software products. These courses are conducted at the Company's principal corporate facilities in Englewood, Colorado, New York City, Pacheco, California and London, England, as well as at customer locations on request. In addition, the Company's partners plan to provide fee-based training services on which the Company will receive a royalty.

CUSTOMERS

     The Company has directly or indirectly licensed its products or provided its services (including products and services acquired) to over 700 customers worldwide. The following is a representative list of the Company's customers:

     FINANCIAL SERVICES
     ABN-Amro Bank N.V.
     Acadian Asset Management
     Automated Data Processing, Inc.
     Alliance Capital Corporation
     Bank of America National Trust & Savings
       Association
     Banque Paribas
     Barclays Bank
     Bank for International Settlements
     Capital One Services Inc.
     Cedel Group
     Chicago Board of Trade
     Chicago Mercantile Exchange
     Citibank
     CommerzBank AG
     Credit Suisse
     Den Danske Bank Group
     The Depository Trust Company (DTC)
     Disclosure Incorporated
     Fidelity Investments
     Fischer Francis Trees & Watts, Inc.
     Global Asset Management
     The Industrial Bank of Japan, Ltd.
     JP Morgan & Co., Incorporated
     Merrill Lynch Pierce Fenner & Smith
       Incorporated
     NatWest Ventures Limited
     Norwest Services, Inc.
     The Standard Bank of South Africa, Ltd.
     State Street Bank and Trust Company
     State Street Global Advisors
     Sumitomo Bank of California
     Warburg Dillon Read LLC
     Western Asset Management Company

     HEALTHCARE
     Akron General Medical Center
     BJC Barnes Jewish Christian Health System
     Brookwood Medical Center
     Carondolet Health Care Corporation
     Catholic Healthcare West
     St. Agnes Hospital
     Detroit Medical Center
     Fuji Medical Systems, USA Incorporated
     Group Health Cooperative
     John Muir Medical Center
     Kaiser Foundation Health Plan Inc.
     Lehigh Valley Hospital
     Loma Linda University Medical Center
     Mayo Foundation for Medical Education and
       Research
     Mercy Health Partners
     Mercy Hospital of Miami
     Sutter Health/CHS
     State University of New York at Stony Brook
     Tenet Health System for USC University
       Hospital
     UC Davis Medical Center
     UC San Diego Medical Center
     UC San Francisco Medical Center
     University of Massachusetts Worcester

     INSURANCE
     Aegon Nederland B.V.
     Aetna Inc.
     American International Group Data Center, Inc.
     CIGNA Corporation
     Equitable of Iowa Companies
     Fortis Nederland B.V.
     Liverpool Victoria Friendly Society
     Mutual of New York

     MANUFACTURING
     Bristol-Myers Squibb Company
     The Coca-Cola Company
     DSM Chemicals North America, Inc.
     Eaton Corporation
     Glaxo Wellcome Inc.
     Koch Industries Inc.
     Merck & Company, Inc.
     Monsanto Company
     Nortel Limited
     Pitney Bowes, Inc.
     Raychem Corporation
     SmithKline Beecham
     Xerox Corporation

     TRAVEL/TRANSPORTATION
     British Airways plc

     TELECOM
     AT&T
     ALLTEL Information Services, Inc.
     Cellnet
     Clearnet, Inc.
     CANTV
     DMW Worldwide
     GlobalOne Communications LLC
     GTE Corporation
     Nortel Limited

     UTILITIES
     Cobb EMC
     Columbia Energy Services
     London Electricity
     Yorkshire Electricity

     GOVERNMENT
     City of Fort Lauderdale
     Indiana Department of Environmental
       Management
     Sweden Post Office

SALES AND MARKETING

     The Company currently markets its software and services primarily through a direct sales organization, complemented by indirect sales channels. As of September 30, 1998, the Company's direct sales force included 47 commissioned sales representatives located in 7 U.S. cities, London, England, Prague, The Czech Republic and Sydney, Australia. In addition, the Company's multi-tiered channel program provides additional sales channels for jointly marketed products. As part of this strategy, the Company has established distribution relationships with certain strategic hardware vendors, database providers, software and toolset developers, systems integrators and implementation consultants, including companies designing software, database packages, and hardware integration and consulting services. The Company has also developed alliances with key solution providers to targeted vertical industry sectors, including financial services, health care, telecommunications, and manufacturing.

     The Company believes that future growth also will depend upon its success in developing and maintaining strategic relationships with distributors, resellers, and systems integrators. The Company's strategy is to continue to increase the proportion of customers served through these indirect channels. The Company is currently investing, and plans to continue to invest, significant resources to develop the indirect channels, which could adversely affect the Company's operating results if the Company's efforts do not generate license and service revenues necessary to offset such investment. The Company's inability to recruit and retain qualified distributors, resellers and systems integrators could adversely affect the Company's results of operations. The Company's success in selling into these indirect distribution channels could also adversely affect the Company's average selling prices and result in lower gross margins, since lower unit prices are typically charged on sales through indirect channels. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  STRATEGIC RELATIONSHIPS

     The Company's strategy has been to expand its indirect channel relationships with strategic partners including third-party distributors, systems integrators and resellers. Examples of certain of the Company's key strategic relationships include:

     IBM. The Company and IBM entered into a multi-year joint development, marketing and reselling arrangement in the fourth quarter of 1997 for the MQIntegrator product. MQIntegrator combines NEON's Rules Engine and Formatter components with IBM's MQSeries messaging product. MQIntegrator is sold as a standard product offering by both IBM and NEON.

     PeopleSoft. The Company and PeopleSoft entered into a multi-year joint development, marketing and reselling arrangement in the first quarter of 1998 for the Business EventManager product. Business EventManager is sold as a standard product offering from both companies as the solution to more rapidly implement PeopleSoft's application solutions.

     Candle Corporation. The Company and Candle entered into a multi-year marketing and reselling arrangement in the first quarter of 1998 for products from both companies. Candle Corporation will integrate the NEONet Rules Engine and Formatter components product into Roma Candle, a proprietary software product of Candle Corporation, as a standard product offering. In addition, the Company agreed to market and sell certain Candle products to further enhance the NEONet product suite.

     Hewlett-Packard Nederland B.V. Through its recent acquisition of CAI, NEON assumed a five-year agreement between CAI and Hewlett-Packard Nederland B.V. Under this agreement, Hewlett-Packard Nederland B.V. markets and resells CAI products in the Netherlands.

     The Company has recently expanded its presence in the Enterprise Resource Planning (ERP) market through the signing of contracts with Coca-Cola Company, Pitney Bowes, Tivoli Systems, Monsanto Company and Industrial Bank of Japan. Each of these customers has selected NEON's MQIntegrator for their SAP R/3 integration.

     In addition, the Company has reseller and joint marketing relationships (including relationships acquired) with the following entities:

     ADAC Healthcare Information Systems, Inc.
     HISCOM (recently acquired by Baan Company)
     Cambridge Technology Partners
     Candle Corporation
     Computer Sciences Corporation
     Electronic Data Systems (EDS)
     Ernst & Young
     Fuji Medical Systems, USA Inc.
     Hewlett-Packard Company
     IBM
     Locicasiel
     Logica UK Ltd.
     Logica USA Energy & Utilities
     Medisolution, Inc.
     NIWS (Japan)
     Northern Telecom Inc.
     Oberon Software, Inc.
     Oracle Corporation
     PeopleSoft, Inc.
     Perot Systems Corporation
     SAP AG
     Seibel Systems, Inc.
     State Street Global Advisors
     Sumitomo Bank of California
     SunGard Financial Systems
     Sun Microsystems, Inc.
     S.W.I.F.T.
     Tandem Computers Inc. (a Compaq Company)
     Unisys Corporation

TECHNOLOGY

     The NEON product suite and services are primarily targeted at enabling and facilitating the cooperation and inter-operation of multiple applications of widely differing design and developmental generations. NEONet operates on a heterogeneous mix of hardware and underlying software platforms, utilizing existing transaction management capabilities found in the underlying operating environments.

     NEON's core technologies have been integrated into an enterprise level information broker architecture that leverages the benefits of individual modules to deliver the following additional benefits:

     - Employs dynamic formatting and exactly once guaranteed delivery to abstract the translation and delivery of information across applications;

     - Simplifies the intrusion into new or legacy programs needed for such programs to inter-operate;

     - Uses a non-programmatic and declarative rather than procedural definition toolset, allowing configuration and maintenance workloads to scale comfortably by describing formats for input and output as the number of interfaces increases;

     - Maintains transaction level reliability and state matching for the transmission of critical data;

     - Provides independent scaleability across all modules to service information-intensive enterprises;

     - Combines implicitly asynchronous architecture and high reliability to permit all nodes of a network to operate at enhanced efficiency;

     - Operates transparently over the wide range of computing hardware, network and operating software often found in today's information technology environments;

     The Company's Rapport product provides an integrated customer contact and status application utilizing client/server, relational database, and web browser technology, which integrates customer information, contact and financial data.

  PROPRIETARY TECHNOLOGIES

     Rules Engine. The Rules Engine combines the ability to support the high degree of expressiveness and flexibility of a Boolean logic model with predictable performance, previously available only in significantly less functional single field evaluation models. In addition, the Rules Engine is capable of supporting a high number of rules without suffering performance degradation. The Rules Engine examines the value of any field, or group of fields found in or derivable from the message using Boolean operators to determine subsequent actions. Using either the NEON GUI panels, or APIs provided by the Rules Engine for programmatic rules updates, subscribers can assert rules that will cause the Rules Engine to select only those instances of messages that meet their particular needs and specify their format and delivery instructions.

     Formatter. Applications exchanging data rarely use the same format even though the data may have consistent semantic meaning. Existing commercial reformatter tools, whether script or GUI-based, are typically procedural in nature, requiring that each conversion from one format to another be individually coded into the tool. This is particularly true when such applications are a mix of legacy, purchased, and newly developed applications. Accomplishing reformatting in the delivery layer frees programmers from having to manually code all of the transformations. The Formatter uses a declarative architecture, meaning that format structures and rules themselves are described during configuration and stored in a format repository. Conversion of one format to another is derived at execution time by the Formatter. The Formatter can interpret and build a wide range of fixed, variable, and recursive formats including proprietary and standard, and can derive as well as transform data using calculations, tables and exits.

     Messaging and Queuing. NEONet's Messaging and Queuing technology provides a fast, simple and portable cross-platform guaranteed delivery messaging and queuing mechanism without the need to poll queues. A program sends a message to another by simply naming the target and sending it to NEONet. The sending program no longer needs to be concerned about the recipient's characteristics or even if it is currently available. The message is queued locally and is a recoverable component of the sender's transaction, which is then able to continue processing. A receiving program obtains one or more messages from NEONet as the messages become available or when the receiving program becomes available. The receipt of the message then becomes a recoverable component of the receiver's transaction, and the delivery of messages is guaranteed as to uniqueness and order.

RESEARCH AND DEVELOPMENT

     The Company has made substantial investments since inception in research and development. The Company first introduced NEONet in January 1996, and released new versions periodically throughout 1996 and 1997. Each new version of NEONet consisted of substantially rewritten code providing greater functionality, higher performance and greater integration capabilities.

     The Company's research and development efforts are focused primarily on the extension of NEONet's capabilities, additional hardware, operating system and network platform support, the development of additional functionality and libraries for targeted vertical markets, and quality assurance and testing. The Company's research and development staff is also engaged in advanced development efforts to exploit the Company's core technology and expand the markets for the Company's products. These areas include, for example, development of rules-based programming tools to replace conventional application logic, dynamic generation of interfaces between existing technology layers, and event-driven workflow dispatching and routing. The Company makes available new product releases approximately every six months. This provides a means to disseminate features and functions requested by customers as the Company continues to address specific targeted markets. In addition, the Company believes that this discipline spurs continual innovation and quality control throughout the development and quality assurance organizations. As of September 30, 1998, the Company's research and development staff consisted of 184 persons. The Company's research and development expenditures in 1995, 1996, 1997 and the first nine months of 1998 were approximately $1.1 million, $3.7 million, $7.7 million and $9.8 million, respectively, and represented 88%, 51%, 34% and 25% of total revenues, respectively, during such periods. In December 1997 the Company entered into a joint product development agreement with IBM designed to integrate IBM's MQSeries product with certain of the Company's products.

     To extend the interoperability of the Company's products, the Company is currently developing NEON OpenBroker, an open interface designed to interoperate with IBM MQSeries, Microsoft MSMQ, Object Request Brokers (ORBs), Transaction Processing (TP) Monitors, and a variety of other products and Architectures.

     The markets for the Company's products are characterized by rapidly changing technologies, evolving industry standards, frequent new product introductions and short product life cycles. The Company's future success will depend to a substantial degree upon its ability to enhance its existing products and to develop and introduce, on a timely and cost-effective basis, new products and features that meet changing customer requirements and emerging and evolving industry standards. The Company budgets for research and development based on planned product introductions and enhancements. Actual expenditures, however, may significantly differ from budgeted expenditures. Inherent in the product development process are a number of risks. The development of new, technologically advanced software products is a complex and uncertain process requiring high levels of innovation, as well as the accurate anticipation of technological and market trends. The introduction of new or enhanced products also requires the Company to manage the transition from older products in order to minimize disruption in customer ordering patterns, as well as ensure that adequate supplies of new products can be delivered to meet customer demand. There can be no assurance that the Company will successfully develop, introduce or manage the transition to new products. The Company has in the past, and may in the future, experience delays in the introduction of its products, due to factors internal and external to the Company. Any future delays in the introduction or shipment of new or enhanced products, the inability of such products to gain market acceptance or problems associated with new product transitions could adversely affect the Company's results of operations, particularly on a quarterly basis.

COMPETITION

     The market for the Company's products is intensely competitive and is expected to become increasingly competitive as current competitors expand their product offerings and new competitors enter the market. The Company's current competitors include a number of companies offering one or more solutions to the application integration problem, some of which are directly competitive with the Company's products.

     To date, the Company has faced competition and sales resistance from the internal information technology departments of potential customers that have developed or may develop in-house systems that may substitute for those offered by the Company. The Company expects that internally developed application integration systems will continue to be a principal source of competition for the foreseeable future. In particular, the Company has had difficulties making sales to organizations whose internal development groups have already progressed significantly toward completion of systems that the Company's products might replace, or where the underlying technologies used by such groups differ fundamentally from the Company's products.

     The Company's competitors also include software vendors targeting the enterprise application integration market through various technological solutions. For example, Microsoft, BEA and others provide messaging and queuing solutions that compete with the NEONet Messaging and Queuing module. In the future these vendors could elect to provide a more complete integration solution that would also compete with NEONet's dynamic formatting and rules-based engine modules. In addition, a number of other companies provide alternative solutions to application integration utilizing other technologies such as data synchronization, transaction monitoring, and subject-based publish/subscribe messaging systems. The Company also faces competition from relational database vendors such as Oracle, Informix, Sybase and Microsoft. In addition, NEON faces competition from vendors offering EAI capabilities, including TSI International Software Ltd., Active Software, Software Technologies Corporation, and Vitria Technologies, Inc.

     The Company also may face competition from system integrators and professional service organizations which design and develop custom systems and perform custom integration. Certain of these firms may possess industry specific expertise or reputations among potential customers for offering enterprise solutions to application integration needs. These systems integrators and consulting firms can be resellers of the Company's products and may engage in joint marketing and sales efforts with the Company. The Company relies upon such firms for recommendations of NEONet products during the evaluation stage of the purchase process, as well as for implementation and customer support services. These systems integrators and consulting firms may have similar, and often more established, relationships with the Company's competitors, and there can be no assurance that these firms will not market or recommend software products competitive with the Company's products.

     Most of the Company's competitors have longer operating histories, significantly greater financial, technical, marketing and other resources, significantly greater name recognition, and a larger installed base of customers than the Company. In addition, many of the Company's competitors have well-established relationships with current and potential customers of the Company, have extensive knowledge of the application integration industry, and are capable of offering a single-vendor solution. As a result, the Company's competitors may be in a better position than the Company to devote significant resources toward the development, promotion and sale of their products and to respond more quickly to new or emerging technologies and changes in customer requirements. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address customer needs. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. The Company also expects that the competition will increase as a result of software industry consolidations. Increased competition is likely to result in price reductions, reduced gross margins and loss of market share, any of which could materially adversely affect the Company's business, financial condition and results of operations. There can be no assurance that the Company will be able to compete successfully against current and future competitors, or that competitive pressure faced by the Company will not materially adversely affect its business, financial condition and results of operations.

     The Company believes that the principal competitive factors affecting its market include product features such as heterogeneous computing platforms, responsiveness to customer needs, scaleability, adaptability, support of a broad range of functionality, performance, ease of use, quality, price, and availability of professional services for product implementation, customer service and support, effectiveness of sales and marketing efforts, and company and product reputation. Although the Company believes that it currently competes favorably with respect to such factors, there can be no assurance that the Company can maintain its competitive position against current and potential competitors, especially those with greater financial, marketing, service, support, technical, and other resources than the Company.

INTELLECTUAL PROPERTY, PROPRIETARY RIGHTS AND LICENSES

     The Company's success and ability to compete is dependent in part upon its proprietary technology. The Company relies on a combination of copyright, trademark and trade secret laws, as well as confidentiality agreements and licensing arrangements, to establish and protect its proprietary rights. The Company presently has no patents, but has three patent applications pending. Despite the Company's efforts to protect its proprietary rights, existing copyright, trademark and trade secret laws afford only limited protection. Moreover, the laws of certain countries do not protect the Company's proprietary rights to the same extent as do the laws of the United States. In addition, attempts may be made to copy or reverse engineer aspects of the Company's products or to obtain and use information that the Company regards as proprietary. Accordingly, there can be no assurance that the Company will be able to protect its proprietary rights against unauthorized third-party copying or use, which could materially adversely affect the Company's business, operating results or financial condition. Moreover, there can be no assurance that others will not develop products that infringe the Company's proprietary rights, or that are similar or superior to those developed by the Company. Policing the unauthorized use of the Company's products is difficult and litigation may be necessary in the future to enforce the Company's intellectual property rights, to protect the Company's trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on the Company's business, financial condition or results of operations.

     There can be no assurance that third parties will not claim infringement by the Company with respect to current or future products. The Company expects that application integration software developers will increasingly be subject to infringement claims as the number of products in different industry segments overlap. There can be no assurance that legal action claiming patent infringement will not be commenced against the Company, or that the Company would necessarily prevail in such litigation given the complex technical issues and inherent uncertainties in patent litigation. In the event a patent claim against the Company was successful and the Company could not obtain a license on acceptable terms or license a substitute technology or redesign to avoid infringement, the Company's business, financial condition and results of operations would be materially adversely affected.

EMPLOYEES

     As of September 30, 1998, the Company employed 546 persons, including 88 in sales, marketing and field operations, 184 in research and development, 92 in finance and administration and 182 in client services. Of these, 99 are located in the United Kingdom, seven are located in Australia, four are located in the Czech

Republic and the remainder are located in the United States. None of the Company's employees are represented by a labor union. The Company has experienced no work stoppages and believes its relationship with its employees is good.

     The Company's future success will depend in large part upon the continued service of its key technical, sales and senior management personnel, none of whom is bound by an employment agreement. The loss of any of the Company's senior management or other key research, development, sales and marketing personnel, particularly if lost to competitors, could have a material adverse effect on the Company's business, operating results and financial condition. In particular, the services of George F. (Rick) Adam, Jr., Chief Executive Officer, and Harold Piskiel, Chief Technology Officer, would be difficult to replace. There is significant competition for employees with the skills required to perform the services offered by the Company and there can be no assurance that the Company will be able to continue to attract and retain sufficient numbers of highly skilled employees. The Company has in the past experienced, and expects in the future to experience a significant time lag between the date on which technical and sales personnel are hired and the time at which persons become fully productive. If the Company is unable to manage the post-sales process effectively, its ability to attract repeat sales or establish strong account references could be adversely affected, which may materially affect the Company's business, financial condition and results of operations.

FACILITIES

     The Company's principal administrative, engineering, manufacturing, marketing and sales facilities total approximately 34,400 square feet, and are located in Englewood, Colorado. In addition, the Company leases offices in New York City, Pacheco, California, London, England and Sydney, Australia. The Company believes that its current facilities are adequate to meet its needs through the next twelve months, and that, if required, suitable additional space will be available to accommodate expansion of the Company's operations on commercially reasonable terms.

LEGAL PROCEEDINGS

     As of the date hereof, there is no material litigation against the Company. From time to time, the Company is a party to litigation and claims incident to the ordinary course of business. While the results of litigation and claims cannot be predicted with certainty, the Company believes that the final outcome of such matters will not have a material adverse effect on the Company's business, financial condition and operating results.

                                   MANAGEMENT

     The executive officers and directors of the Company and certain information about them are as follows:

                   NAME                     AGE                    POSITION
                   ----                     ---                    --------
George F. (Rick) Adam, Jr.(1)(c)..........  52    Chairman of the Board, Chief Executive
                                                  Officer, President and Director
Harold A. Piskiel(2)......................  51    Executive Vice President, Chief Technology
                                                  Officer and Director
Stephen E. Webb...........................  50    Senior Vice President and Chief Financial
                                                  Officer
Robert I. Theis...........................  37    Senior Vice President and Chief Marketing
                                                  Officer
Frederick T. Horn.........................  45    Senior Vice President of Product
                                                  Development and Client Services
Leonard M. Goldstein......................  51    Senior Vice President, Senior Counsel and
                                                  Secretary
Frank A. Russo, Jr........................  54    President, North American Operations
Peter T. Hoversten........................  43    Senior Vice President, Application
                                                  Engineering
Michael E. Jaroch.........................  54    Senior Vice President of Human Resources
James C. Parks............................  55    Vice President of Finance and Controller
Nicholas R. Sedgwick......................  34    Chief Executive, Europe
Michael T. Donaldson......................  40    Senior Vice President, Worldwide Marketing
Steve Lazarus(a)(b)(c)(1).................  67    Director
Mark L. Gordon(a)(3)......................  47    Director
James A. Reep(b)(2).......................  47    Director
Elisabeth W. Ireland(3)...................  41    Director
Patrick J. Fortune(3).....................  51    Director
Joseph E. Kasputys(1).....................  62    Director

---------------

(a) Member of the Compensation Committee.

(b) Member of the Audit Committee.

(c) Member of the Nominating Committee.

(1) Mr. Adam, Mr. Lazarus and Mr. Kasputys are Class I Directors and will stand for re-election at the 2000 annual meeting of the stockholders.

(2) Mr. Piskiel and Mr. Reep are Class II Directors and will stand for re-election at the 1999 annual meeting of the stockholders.

(3) Mr. Gordon, Ms. Ireland and Mr. Fortune are Class III Directors and will stand for re-election at the 2001 annual meeting of the stockholders.

     Mr. Adam has served as Chairman of the Board, Chief Executive Officer, President and a Director of the Company since founding the Company in June 1993. From 1987 to 1993, Mr. Adam was General Partner of Goldman, Sachs & Co. and served as the Chief Information Technology Officer. From 1980 to 1987, Mr. Adam was Chief Information Officer and Vice President of Personnel for Baxter Health Care Corporation. Mr. Adam received a B.S. degree from the U.S. Military Academy, West Point, New York.

     Mr. Piskiel has served as Executive Vice President, Chief Technology Officer and a Director of the Company since joining the Company in March 1995. From 1993 to 1995, Mr. Piskiel served as Vice President of Data Distribution for Merrill Lynch & Co. From 1984 to 1993, Mr. Piskiel served as Vice President of Data Administration and Distribution Architecture at Goldman, Sachs & Co. Mr. Piskiel holds a B.A. degree from Long Island University.

     Mr. Webb has served as Senior Vice President and Chief Financial Officer of the Company since joining the Company in December 1996. Prior to December 1996, Mr. Webb served as the Executive Vice President and Chief Financial Officer of Telectronics Pacing Systems, Inc., an international manufacturer and distributor of implantable electronic cardiac devices, from April 1994 to December 1996. Prior to working at Telectronics Pacing Systems, Inc., Mr. Webb spent seventeen years with Hewlett-Packard Company, most recently as Controller of the HP Software Business Unit. Mr. Webb holds a B.A. degree from Stanford University and an M.B.A. degree from the Harvard Graduate School of Business.

     Mr. Theis has served as Senior Vice President and Chief Marketing Officer since joining the Company in October 1996. Prior to joining the Company. Mr. Theis served as Managing Director of the Worldwide Financial Services Industry Group of Sun Microsystems, Inc. from April 1986 to October 1996. Prior to joining Sun Microsystems, Mr. Theis served as the workstation program manager for Silicon Graphics. Mr. Theis received a B.S. degree from the University of Pittsburgh, Pennsylvania.

     Mr. Horn has served as Senior Vice President of Product Development and Client Services since joining the Company in July 1996. From January 1994 to July 1996, Mr. Horn was a partner with Ernst & Young, LLP in the Management Consulting Group, where he specialized in financial industry consulting. From February 1992 through December 1993, Mr. Horn served as a Managing Director of SHL Systemhouse, a software services firm. Prior to joining SHL Systemhouse, Mr. Horn served as a Vice President of Goldman, Sachs & Co. Mr. Horn received his B.A. degree from Northwestern University.

     Mr. Goldstein has served as Senior Vice President, Senior Counsel and Secretary since joining the Company in July 1996. From 1976 to July 1996, Mr. Goldstein practiced law privately with the firm of Feder, Morris, Tamblyn and Goldstein, for which firm he served as Managing Partner and President. Mr. Goldstein holds a B.A. degree from American University and a J.D. degree from the State University of New York at Buffalo School of Law.

     Mr. Russo has served as President, North American Operations since January 1, 1998. Prior to that position, Mr. Russo served as Senior Vice President of Sales and Field Operations, Eastern Region since joining the Company in March 1996. Prior to March 1996, Mr. Russo served as the President and Chief Executive Officer of Strategic Marketing Information, Inc. From 1989 to 1991, Mr. Russo served as President of Spectrum Healthcare Solutions. From 1987 through 1989, Mr. Russo served as President of Baxter-Travenol's Systems Division. Mr. Russo holds B.B.A. and M.B.A. degrees from Adelphi University.

     Mr. Hoversten has served as Senior Vice President, Application Engineering since April, 1998. Mr. Hoversten served as Senior Vice President, Application Development and Field Operations from May 1, 1997 to April, 1998. From January 1989 to May 1997, Mr. Hoversten served as a Vice President of Technology at Goldman, Sachs & Co. Mr. Hoversten holds a B.S. degree from the University of Pennsylvania.

     Mr. Jaroch has served as Senior Vice President of Human Resources since he joined the Company in April 1996. From 1995 to 1996, Mr. Jaroch served as Senior Consultant to Intersource Executive Search, an executive recruiting firm. From 1990 to 1995, Mr. Jaroch served as the Senior Human Resources Administrator for Lockheed Aeronautical Systems Company. Mr. Jaroch received a B.S. degree from Northern Illinois University and an M.B.A. degree from Lake Forest Graduate School of Business.

     Mr. Parks has served as Vice President of Finance and Controller of the Company since joining the Company in January 1996. From 1984 through January 1996, Mr. Parks consulted for various start-up technology companies in the roles of Chief Financial Officer and Controller. Prior to 1984, Mr. Parks served as a Manager of Arthur Andersen in Denver, Colorado. Mr. Parks holds a B.A. degree from the University of Northern Colorado and an M.B.A. degree from the University of Denver, Colorado.

     Mr. Sedgwick has served as Chief Executive, Europe of the Company since July 1998. He served as Managing Director, Europe, from September 1997 to July 1998. From 1993 to September 1997, Mr. Sedgwick served as President and Chief Executive Officer of Menhir. Mr. Sedgwick holds a B.A. degree from the University of East London.

     Mr. Donaldson will serve as Senior Vice President, Worldwide Marketing, beginning in December 1998. Prior to joining the Company, Mr. Donaldson served as Vice President of Technical Marketing for CrossWorlds Software, Inc. from June 1998 to November 1998 and as Vice President of Marketing from April 1996 to June 1998. Prior to joining CrossWorlds Software, Mr. Donaldson served from 1989 to March 1996 in several capacities for Sybase, Inc., most recently as Director, Technology and Business Planning. Mr. Donaldson holds a B.S. degree and an M.S. degree from Virginia Tech.

     Mr. Lazarus has served as a Director of the Company since April 1995. Since 1986, Mr. Lazarus has served as a senior principal of various venture capital funds associated with ARCH Venture, including President and Chief Executive Officer of ARCH Development Corporation and Managing Director of ARCH Venture Partners. From 1986 to 1994, Mr. Lazarus served as the Associate Dean of the Graduate School of Business of the University of Chicago. He currently serves as a director of Amgen, Primark, Nanophase Technologies and Illinois Superconductor. Mr. Lazarus holds a B.A. degree from Dartmouth College and an M.B.A. degree from the Harvard Graduate School of Business.

     Mr. Gordon has served as a Director of the Company since the Company's inception. Since 1980, Mr. Gordon has been a partner in the law firm of Gordon & Glickson PC, directing the firm's information technology practice. Mr. Gordon holds a B.A. degree from the University of Michigan and a J.D. degree from the Northwestern University School of Law.

     Mr. Reep has served as a Director of the Company since March 1996. Since 1980, Mr. Reep has served as Chairman and Director of First Consulting Group, an information consulting firm specializing in health care systems that he co-founded. Mr. Reep holds a B.S. degree from California State University at Long Beach and an M.B.A. degree from the University of Chicago.

     Ms. Ireland has served as a Director of the Company since January 1998. Since January 1994, Ms. Ireland has been a partner with the Hamilton Companies, an investment partnership. From 1988 to 1994, Ms. Ireland was a private investor and consultant. From 1986 to 1988, Ms. Ireland was Director of Marketing and Sales for Bloomberg L.P., a financial information service. Ms. Ireland holds an A.B. Degree from Smith College and an M.B.A. from the Wharton School at the University of Pennsylvania.

     Dr. Fortune has served as director of the Company since February 1998. Since October 1995, Dr. Fortune has been Vice President, Information Technology and Chief Information Officer for Monsanto Company. From September 1994 to September 1995, Dr. Fortune served as President and Chief Operating Officer of Coram Healthcare Corporation in Colorado. From December 1991 to August 1994, Dr. Fortune was Vice President, Information Management at Bristol-Myers Squibb. Dr. Fortune serves on the Board of Directors of Parcxel International Corporation, a contract research organization. Dr. Fortune holds a B.A. degree from the University of Wisconsin, an M.B.A. degree from Northwestern University and a Ph.D. in physical chemistry from the University of Wisconsin.

     Mr. Kasputys has served as a director of the Company since July 1998. Since 1988, Mr. Kasputys has served as Chairman, President and Chief Executive Officer of Primark Corporation. He currently serves as a director of Lifeline Systems. Mr. Kasputys holds a B.A. degree from Brooklyn College and an M.B.A. degree from the Harvard Graduate School of Business.

     The Company's Bylaws provide for eight directors divided into three classes. The initial term of Class III directors is through the first annual meeting of stockholders held in May 1998, the initial term of Class II directors is through the 1999 annual meeting of stockholders, and the initial term of Class I directors is through the 2000 annual meeting of stockholders, and the subsequent terms for directors of each class is three years, in each case until their successors have been elected and qualified. Officers serve at the discretion of the Board. There are no familial relationships among any of the directors or officers of the Company.

     Upon completion of this offering, the directors and executive officers of the Company and their affiliates will, in the aggregate, beneficially own approximately 26% of the Company's outstanding Common Stock. These stockholders, if acting together, would be able to significantly influence all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Stock as of September 30, 1998, and as adjusted to reflect the sale of the shares of Common Stock offered hereby, by
(i) each person (or group of affiliated persons) who is known by the Company to own beneficially 5% or more of the Company's Common Stock, (ii) each of the Company's directors, and (iii) all directors and officers as a group. Except as indicated in the footnotes to the table, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to community property laws where applicable. All share information has been adjusted to reflect a two-for-one stock split that will be effected in the form of a 100% stock dividend to stockholders of record as of November 23, 1998.

                                                           SHARES                    SHARES
                                                     BENEFICIALLY OWNED        BENEFICIALLY OWNED
                                                     PRIOR TO OFFERING           AFTER OFFERING
                                                   ----------------------    ----------------------
           NAME OF BENEFICIAL OWNER(1)              NUMBER     PERCENTAGE     NUMBER     PERCENTAGE
           ---------------------------             ---------   ----------    ---------   ----------
5% STOCKHOLDERS
George F. (Rick) Adam, Jr.(2)....................  5,078,434     20.57%      5,078,434     17.71%
ARCH Venture Fund II(3)..........................  1,499,672      6.08       1,499,672      5.23
DIRECTORS
Steve Lazarus(4).................................  1,548,950      6.27       1,548,950      5.40
Mark L. Gordon(5)................................     32,332         *          32,332         *
Elisabeth W. Ireland(6)..........................     28,930         *          28,930         *
James Reep(7)....................................     14,998         *          14,998         *
Patrick J. Fortune(8)............................         --        --              --         *
Joseph E. Kasputys(9)............................         --        --              --        --
Harold A. Piskiel(10)............................    330,552      1.33         330,552      1.15
All directors and executive officers as a group
  (17 persons)(11)...............................  7,496,624     29.97       7,496,624     25.84

---------------

  *   Less than 1% of the Company's outstanding Common Stock.

 (1) Assumes no exercise of the Underwriters' over-allotment option. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock subject to options held by that person that are currently exercisable or exercisable within 60 days of September 30, 1998 are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of each other person. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, each stockholder named in the table has sole voting and investment power with respect to the shares set forth opposite such stockholder's name. Percentage of ownership is based on 24,680,826 shares of Common Stock outstanding on September 30, 1998 and 28,680,826 shares of Common Stock outstanding after completion of the Offering. The individual stockholder information in this table was obtained from filings made with the SEC pursuant to 13(d) or 13(g) of the Exchange Act. Unless otherwise indicated, the address of each of the individuals named above is: c/o New Era of Networks, Inc., 7400 East Orchard Road, Suite 230, Englewood, Colorado 80111.

 (2) Mr. Adam is also Chairman of the Board, President and Chief Executive Officer of the Company. Includes 32,991 shares of Common Stock held in the name of Adam's Investments I, LLLP, George F. Adam, III; 32,991 shares of Common Stock held in the name of Adam's Investments II, LLLP, John C. Adam; 15,302 shares of Common Stock held in the name of Adam's Investments III, LLLP, George F. Adam, Jr., Trustee for Gregory S. Adam; 15,302 shares of Common Stock held in the name of Adam's Investments IV LLLP, George F. Adam, Jr., Trustee for Rebecca Adam; and 18,000 shares of Common Stock held in the name of the Adam Family Foundation, George F. Adam, Jr., Trustee.

 (3) The address of ARCH Venture Fund II is 8735 W. Higgins Road, Suite 235, Chicago, IL 60631.

 (4) Includes 1,499,672 shares of Common Stock registered in the name of ARCH Venture Fund II, L.P., a limited partnership of which Steve Lazarus is a general partner. Also includes 28,332 shares of Common Stock issuable upon exercise of stock options that are exercisable within 60 days of September 30, 1998.

 (5) Includes 28,332 shares of Common Stock issuable upon exercise of stock options that are exercisable within 60 days of September 30, 1998.

 (6) The Hamilton Companies, of which Ms. Ireland is a manager, holds a registered certificate for 361,628 shares of Common Stock of the Company. The Hamilton Companies distributed to Ms. Ireland an 8% interest in these shares, or 14,465 shares of Common Stock. The actual distribution of the 28,930 shares was 14,465 shares of Common Stock to Elisabeth W. Ireland, and 14,465 shares to Elisabeth W. Ireland and George R. Ireland as joint tenants.

 (7) Includes 14,998 shares of Common Stock issuable upon exercise of stock options that are exercisable within 60 days of September 30, 1998.

 (8) Patrick J. Fortune joined the Board of Directors of the Company in February 1998. Mr. Fortune owns no Common Stock and is not yet vested in any stock options.

 (9) Joseph E. Kasputys joined the Board of Directors of the Company in July 1998. Mr. Kasputys owns no Common Stock and is not yet vested in any stock options.

(10) Mr. Piskiel is also Executive Vice President and Chief Technology Officer of the Company. Includes 119,886 shares of Common Stock issuable upon exercise of stock options that are exercisable within 60 days of September 30, 1998.

(11) Includes 313,024 shares of Common Stock issuable upon the exercise of stock options exercisable within 60 days of September 30, 1998.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an Underwriting
Agreement dated             (the "Underwriting Agreement"), the underwriters
named below (the "Underwriters"), for whom Credit Suisse First Boston Corporation ("CSFBC"), SG Cowen Securities Corporation, SoundView Technology Group, Inc., Volpe Brown Whelan & Company, LLC and UBS AG, acting through its subsidiary Warburg Dillon Read LLC, are acting as representatives (the "Representatives"), have severally, but not jointly, agreed to purchase from the Company the following respective numbers of shares of Common Stock:

                                                               NUMBER
UNDERWRITER                                                   OF SHARES
-----------                                                   ---------
Credit Suisse First Boston Corporation......................
SG Cowen Securities Corporation.............................
SoundView Technology Group, Inc. ...........................
Volpe Brown Whelan & Company, LLC...........................
UBS AG, acting through its subsidiary Warburg Dillon Read
  LLC.......................................................
                                                              ---------
          Total.............................................  4,000,000
                                                              =========

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent, and that the Underwriters will be obligated to purchase all of the shares of Common Stock offered hereby (other than those shares covered by the over-allotment option described below) if any are purchased. The Underwriting Agreement provides, that, in the event of a default by an Underwriter, in certain circumstances the purchase commitments of non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

     The Company has granted to the Underwriters an option exercisable by CSFBC, expiring at the close of business on the 30th day after the date of this Prospectus, to purchase up to 600,000 additional shares of Common Stock at the offering price, less underwriting discounts and commissions, all as set forth on the cover page of this Prospectus. Such option may be exercised only to cover over-allotments in the sale of the shares of Common Stock. To the extent that the option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Common Stock as it was obligated to purchase pursuant to the Underwriting Agreement.

     The Company has been advised by the Representatives that the Underwriters propose to offer the shares of Common Stock to the public initially at the public offering price set forth on the cover page of this Prospectus and, through the Representatives, to certain dealers at such price less a concession
of $     per share, and the Underwriters and such dealers may allow a discount
of $     per share on sales to certain other dealers. After the Offering, the public offering price and concession and discount to dealers may be changed by the Representatives.

     The following table summarizes the compensation to be paid to the Underwriters by NEON, and the expenses payable by NEON.

                                                                                    TOTAL
                                                                       -------------------------------
                                                                          WITHOUT            WITH
                                                          PER SHARE    OVER-ALLOTMENT   OVER-ALLOTMENT
                                                          ----------   --------------   --------------
Underwriting Discounts and Commissions paid by NEON.....  $              $                $
Expenses payable by NEON................................  $              $                $

     The Company and certain of its directors, officers and stockholders have agreed that they will not offer, sell, contract to sell, announce their intention to sell, pledge or otherwise dispose of, directly or indirectly, or, in the case of the Company file with the Securities and Exchange Commission (the "Commission") a registration statement under the Securities Act of 1933 (the "Securities Act") relating to any additional shares of the Common Stock or securities convertible into or exchangeable or exercisable for any shares of the
Common Stock, without the prior written consent of CSFBC for a period of   days
after the date of this Prospectus.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or contribute to payments that the Underwriters may be required to make in respect thereof.

     The Representatives, on behalf of the Underwriters, may engage in over-allotment, stabilizing transactions, syndicate covering transactions, penalty bids and "passive" market making in accordance with Regulation M under the Securities Exchange Act of 1934 (the "Exchange Act"). Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the shares of Common Stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the Representatives to reclaim a selling concession from a syndicate member when the shares of Common Stock originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. In "passive" market making, market makers in the Securities who are Underwriters or prospective Underwriters may, subject to certain limitations, make bids for or purchases of the Securities until the time, if any, at which a stabilizing bid is made. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the Common Stock to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the Common Stock in Canada is being made only on a private placement basis exempt from the requirement that NEON prepare and file a prospectus with the securities regulatory authorities in each province where trades of Common Stock are effected. Accordingly, any resale of the Common Stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the Common Stock.

REPRESENTATIONS OF PURCHASERS

     Each purchaser of Common Stock in Canada who receives a purchase confirmation will be deemed to represent to NEON and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such Common Stock without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, that such purchaser is purchasing as principal and not as agent and (iii) such purchaser has reviewed the text above under "Resale Restrictions".

RIGHTS OF ACTION (ONTARIO PURCHASERS)

     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by
Section 32 of the Regulation under the Securities Act (Ontario). As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or recission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

     All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of Common Stock to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any Common Stock acquired by such purchaser pursuant to this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from NEON. Only one such report must be filed in respect of Common Stock acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of Common Stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the Common Stock in their particular circumstances and with respect to the eligibility of the Common Stock for investment by the purchaser under relevant Canadian Legislation.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Certain legal matters in connection with the offering will be passed upon for the Underwriters by Cooley Godward LLP, Boulder, Colorado.

                                    EXPERTS

     The financial statements of New Era of Networks, Inc. as of December 31, 1996 and 1997 and for each of the three years in the period ended December 31, 1997 included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

     The financial statements of Century Analysis Incorporated as of and for the years ended December 31, 1997 and 1996 incorporated by reference in this prospectus from the Current Report on Form 8-K of New Era of Networks, Inc. filed on October 14, 1998, as amended, have been audited by Deloitte & Touche LLP, independent auditors as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company is subject to the reporting requirements of the Securities Exchange Act of 1934, and files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at the Commission's following Regional Offices: 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20594. The Commission maintains a World Wide Web site that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission. The address of the site is http://www.sec.gov. The Company's Common Stock is quoted on the Nasdaq National Market and reports, proxy statements and other information concerning the Company also may be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

     The Company has filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended, with respect to the securities offered by this Prospectus. This Prospectus, which forms a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement, including the exhibits filed or incorporated by reference in the Registration Statement. Statements made in this Prospectus about any contact or other document are not necessarily complete and in each instance in which a copy of such contract is filed with, or incorporated by reference in, the Registration Statement as an exhibit, reference is made to such copy, and each such statement shall be deemed qualified in all respects by such reference. Copies of the Registration Statement may be inspected, without charge, at the offices of the Commission, or obtained at prescribed rates from the Public Reference Section of the Commission at the address set forth above.

                           NEW ERA OF NETWORKS, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Public Accountants....................  F-2
Consolidated Balance Sheets as of December 31, 1997 and
  1996......................................................  F-3
Consolidated Statements of Operations for the years ended
  December 31, 1997, 1996 and 1995..........................  F-4
Consolidated Statements of Stockholders' Equity for the
  years ended December 31, 1997, 1996 and 1995..............  F-5
Consolidated Statements of Cash Flows for the years ended
  December 31, 1997, 1996 and 1995..........................  F-6
Notes to Consolidated Financial Statements..................  F-7
Consolidated Balance Sheets as of September 30, 1998
  (unaudited) and December 31, 1997.........................  F-19
Consolidated Statements of Operations for the nine months
  ended September 30, 1998 and 1997 (unaudited).............  F-20
Consolidated Statements of Cash Flows for the nine months
  ended September 30, 1998 and 1997 (unaudited).............  F-21
Notes to Consolidated Financial Statements (unaudited)......  F-22

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To New Era of Networks, Inc.:

     We have audited the accompanying consolidated balance sheets of NEW ERA OF NETWORKS, INC. (a Delaware corporation) as of December 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of New Era of Networks, Inc., as of December 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Denver, Colorado,
January 27, 1998.

                           NEW ERA OF NETWORKS, INC.

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                                     DECEMBER 31,
                                                              ---------------------------
                                                                  1997           1996
                                                              ------------    -----------
Current assets:
  Cash and cash equivalents.................................  $  7,150,362    $ 2,887,466
  Short-term investments....................................    15,573,617        500,000
  Accounts receivable, net of allowance for uncollectible
     accounts of $300,000 and $150,000, respectively........    11,072,850      2,229,417
  Unbilled revenue..........................................     1,667,456             --
  Prepaid expenses and other................................     1,020,394         83,984
                                                              ------------    -----------
          Total current assets..............................    36,484,679      5,700,867
                                                              ------------    -----------
Property and equipment:
  Computer equipment and software...........................     2,725,144      1,132,049
  Furniture, fixtures and equipment.........................       640,218        363,720
  Leasehold improvements....................................        86,563         33,050
                                                              ------------    -----------
                                                                 3,451,925      1,528,819
  Less-accumulated depreciation.............................    (1,036,088)      (401,364)
                                                              ------------    -----------
  Property and equipment, net...............................     2,415,837      1,127,455
                                                              ------------    -----------
Other assets, net...........................................     1,328,659        244,416
                                                              ------------    -----------
          Total assets......................................  $ 40,229,175    $ 7,072,738
                                                              ============    ===========

                          LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $  2,171,722    $   469,640
  Accrued liabilities.......................................     2,081,959      1,369,634
  Current portion of bank borrowings (Note 4)...............        66,963      1,100,553
  Deferred revenue..........................................     1,177,262        175,300
                                                              ------------    -----------
          Total current liabilities.........................     5,497,906      3,115,127
                                                              ------------    -----------
Bank borrowings (Note 4)....................................            --        442,277
                                                              ------------    -----------
          Total liabilities.................................     5,497,906      3,557,404
                                                              ------------    -----------
Commitments and contingencies (Note 8)
Stockholders' equity (Note 6):
  Preferred stock, 2,000,000 shares authorized; none issued
     or outstanding at December 31, 1997....................            --             --
  Convertible Series A, B and C Preferred stock, $.01 par
     value, 20,016,963 shares authorized, issued and
     outstanding at December 31, 1996, stated at liquidation
     preference.............................................            --     11,385,000
  Common stock, $.0001 par value, 45,000,000 shares
     authorized, 18,212,314 and 2,718,182, shares issued and
     outstanding as of December 31, 1997 and 1996,
     respectively...........................................         1,822            272
  Additional paid-in capital................................    46,190,279        141,407
  Accumulated deficit.......................................   (11,517,978)    (8,011,345)
  Cumulative translation adjustment.........................        57,146             --
                                                              ------------    -----------
          Total stockholders' equity........................    34,731,269      3,515,334
                                                              ------------    -----------
          Total liabilities and stockholders' equity........  $ 40,229,175    $ 7,072,738
                                                              ============    ===========

The accompanying notes to consolidated financial statements are an integral part of these
                            consolidated statements.

                           NEW ERA OF NETWORKS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                               YEAR ENDED DECEMBER 31,
                                                      -----------------------------------------
                                                         1997           1996           1995
                                                      -----------    -----------    -----------
Revenues (Notes 2 and 9):
  Software licenses.................................  $15,969,840    $ 3,382,464    $        --
  Services and maintenance..........................    6,675,602      3,762,223      1,270,600
                                                      -----------    -----------    -----------
          Total revenues............................   22,645,442      7,144,687      1,270,600
                                                      -----------    -----------    -----------
Cost of revenues:
  Cost of software licenses (Note 8)................      899,710      1,021,849             --
  Cost of services and maintenance..................    4,442,908      2,306,370        750,718
                                                      -----------    -----------    -----------
          Total cost of revenues....................    5,342,618      3,328,219        750,718
                                                      -----------    -----------    -----------
Gross profit........................................   17,302,824      3,816,468        519,882
                                                      -----------    -----------    -----------
Operating expenses:
  Sales and marketing...............................    8,823,830      4,424,554        548,912
  Research and development..........................    7,730,411      3,658,493      1,115,742
  General and administrative........................    2,334,185      1,466,594        345,389
  Charge for acquired in-process research and
     development....................................    2,600,000             --             --
  Amortization of intangibles.......................       65,836             --             --
                                                      -----------    -----------    -----------
          Total operating expenses..................   21,554,262      9,549,641      2,010,043
                                                      -----------    -----------    -----------
Loss from operations................................   (4,251,438)    (5,733,173)    (1,490,161)
Other income (expense), net.........................      744,805         60,855        (12,549)
                                                      -----------    -----------    -----------
Loss before provision for income taxes..............   (3,506,633)    (5,672,318)    (1,502,710)
Provision for income taxes..........................           --             --             --
                                                      -----------    -----------    -----------
Net loss............................................  $(3,506,633)   $(5,672,318)   $(1,502,710)
                                                      ===========    ===========    ===========
Net loss per common share, basic and diluted........  $      (.32)   $     (2.10)   $      (.57)
                                                      ===========    ===========    ===========
Weighted average shares of common stock outstanding
  (Note 2)..........................................   10,958,302      2,706,552      2,617,994
                                                      ===========    ===========    ===========

The accompanying notes to consolidated financial statements are an integral part of these
                            consolidated statements.

                           NEW ERA OF NETWORKS, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                            SERIES A, SERIES B AND
                                             SERIES C CONVERTIBLE
                                               PREFERRED STOCK           COMMON STOCK       ADDITIONAL
                                           ------------------------   -------------------     PAID-IN     ACCUMULATED
                                             SHARES       AMOUNT        SHARES     AMOUNT     CAPITAL       DEFICIT
                                           ----------   -----------   ----------   ------   -----------   ------------
BALANCES, December 31, 1994..............          --   $        --    4,444,444   $ 444    $       556   $  (719,194)
  Issuance of common stock to an employee
    in exchange for services.............          --            --      266,666      27         17,973            --
  Issuance of Series A convertible
    preferred stock ($0.218 per share) in
    May for cash of $1,000,000,
    cancellation of liabilities of
    $1,000,000 and the surrender of
    2,037,562 shares of common stock, net
    of issuance costs of $41,952.........   9,169,028     2,000,000   (2,037,562)   (204)          (254)      (41,494)
  Issuance of Series B convertible
    preferred stock ($0.303 per share) in
    September for cash of $1,875,000, net
    of issuance costs of $39,173.........   6,183,339     1,875,000           --      --             --       (39,173)
  Net loss...............................          --            --           --      --             --    (1,502,710)
                                           ----------   -----------   ----------   ------   -----------   ------------
BALANCES, December 31, 1995..............  15,352,367     3,875,000    2,673,548     267         18,275    (2,302,571)
  Issuance of Series C convertible
    preferred stock ($1.61 per share) in
    June for cash of $7,510,000, net of
    issuance costs of $36,456............   4,664,596     7,510,000           --      --             --       (36,456)
  Issuance of common stock to an employee
    in exchange for services.............          --            --       35,554       4         39,996            --
  Issuance of common stock upon exercise
    of stock options.....................          --            --        9,080       1         10,219            --
  Issuance of common stock options and
    warrants in exchange for services....          --            --           --      --         72,917            --
  Net loss...............................          --            --           --      --             --    (5,672,318)
                                           ----------   -----------   ----------   ------   -----------   ------------
BALANCES, December 31, 1996..............  20,016,963    11,385,000    2,718,182     272        141,407    (8,011,345)
  Issuance of common stock upon initial
    public offering net of issuance costs
    of $3,861,852........................          --            --    6,348,000     635     34,225,512            --
  Conversion of preferred stock --
    Series A.............................  (9,169,028)   (2,000,000)   4,075,122     408      1,999,592            --
    Series B.............................  (6,183,339)   (1,875,000)   2,748,148     275      1,874,725            --
    Series C.............................  (4,664,596)   (7,510,000)   2,073,148     207      7,509,793            --
  Issuance of common stock upon exercise
    of stock options.....................          --            --      249,714      25        439,250            --
  Cumulative translation adjustment......          --            --           --      --             --            --
  Net loss...............................          --            --           --      --             --    (3,506,633)
                                           ----------   -----------   ----------   ------   -----------   ------------
BALANCES, December 31, 1997..............          --   $        --   18,212,314   $1,822   $46,190,279   $(11,517,978)
                                           ==========   ===========   ==========   ======   ===========   ============


                                           CUMULATIVE
                                           TRANSLATION
                                           ADJUSTMENT       TOTAL
                                           -----------   -----------
BALANCES, December 31, 1994..............    $    --     $  (718,194)
  Issuance of common stock to an employee
    in exchange for services.............         --          18,000
  Issuance of Series A convertible
    preferred stock ($0.218 per share) in
    May for cash of $1,000,000,
    cancellation of liabilities of
    $1,000,000 and the surrender of
    2,037,562 shares of common stock, net
    of issuance costs of $41,952.........         --       1,958,048
  Issuance of Series B convertible
    preferred stock ($0.303 per share) in
    September for cash of $1,875,000, net
    of issuance costs of $39,173.........         --       1,835,827
  Net loss...............................         --      (1,502,710)
                                             -------     -----------
BALANCES, December 31, 1995..............         --       1,590,971
  Issuance of Series C convertible
    preferred stock ($1.61 per share) in
    June for cash of $7,510,000, net of
    issuance costs of $36,456............         --       7,473,544
  Issuance of common stock to an employee
    in exchange for services.............         --          40,000
  Issuance of common stock upon exercise
    of stock options.....................         --          10,220
  Issuance of common stock options and
    warrants in exchange for services....         --          72,917
  Net loss...............................         --      (5,672,318)
                                             -------     -----------
BALANCES, December 31, 1996..............         --       3,515,334
  Issuance of common stock upon initial
    public offering net of issuance costs
    of $3,861,852........................         --      34,226,147
  Conversion of preferred stock --
    Series A.............................         --              --
    Series B.............................         --              --
    Series C.............................         --              --
  Issuance of common stock upon exercise
    of stock options.....................         --         439,275
  Cumulative translation adjustment......     57,146          57,146
  Net loss...............................         --      (3,506,633)
                                             -------     -----------
BALANCES, December 31, 1997..............    $57,146     $34,731,269
                                             =======     ===========

The accompanying notes to consolidated financial statements are an integral part of these
                            consolidated statements.

                           NEW ERA OF NETWORKS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                               YEAR ENDED DECEMBER 31,
                                                      ------------------------------------------
                                                          1997           1996           1995
                                                      ------------    -----------    -----------
Cash flows from operating activities:
  Net loss..........................................  $ (3,506,633)   $(5,672,318)   $(1,502,710)
  Adjustments to reconcile net loss to net cash used
     in operating activities-
     Depreciation and amortization..................       701,636        324,182         80,344
     Charge for acquired in-process research and
       development..................................     2,600,000             --             --
     Issuance of common stock and common stock
       options for services.........................            --        126,417          4,500
     Loss on sale of property and equipment.........            --         16,943             --
     Changes in assets and liabilities --
       Accounts receivable, net.....................    (9,691,769)    (1,639,085)      (547,041)
       Prepaid expenses and other assets............    (1,030,195)      (303,759)        15,647
       Accounts payable.............................       980,815        309,870         97,959
       Accrued liabilities..........................       345,003      1,252,820        206,530
       Deferred revenue.............................       950,622        151,800         23,500
                                                      ------------    -----------    -----------
          Net cash used in operating activities.....    (8,650,521)    (5,433,130)    (1,621,271)
                                                      ------------    -----------    -----------
Cash flows from investing activities:
  Purchases of short-term investments...............   (15,573,617)      (500,000)      (102,532)
  Proceeds from sale of short-term investments......       500,000        102,532             --
  Business combinations, net of cash acquired.......    (2,800,000)            --             --
  Proceeds from sale of property and equipment......            --          5,654             --
  Purchases of property and equipment...............    (1,811,744)    (1,131,053)      (301,412)
                                                      ------------    -----------    -----------
          Net cash used in investing activities.....   (19,685,361)    (1,522,867)      (403,944)
                                                      ------------    -----------    -----------
Cash flows from financing activities:
  Proceeds from issuance of common stock............    38,527,274         10,220             --
  Common stock issuance costs.......................    (3,861,852)            --             --
  Proceeds from issuance of preferred stock.........            --      7,510,000      2,875,000
  Preferred stock issuance costs....................            --        (36,456)       (81,125)
  Proceeds from note payable to stockholder.........            --        104,709        250,200
  Payments on note payable stockholder..............            --       (422,867)       (10,879)
  Proceeds from notes payable to banks..............       609,807      2,545,116        415,000
  Principal payments on notes payable to banks......    (2,676,451)    (1,002,286)      (415,000)
                                                      ------------    -----------    -----------
          Net cash provided by financing
            activities..............................    32,598,778      8,708,436      3,033,196
                                                      ------------    -----------    -----------
Net increase in cash and cash equivalents...........     4,262,896      1,752,439      1,007,981
Cash and cash equivalents, beginning of period......     2,887,466      1,135,027        127,046
                                                      ------------    -----------    -----------
Cash and cash equivalents, end of period............  $  7,150,362    $ 2,887,466    $ 1,135,027
                                                      ============    ===========    ===========
Supplemental cash flow information:
  Cash paid during the year for --
     Interest.......................................  $     95,661    $    25,007    $    61,784
                                                      ============    ===========    ===========
     Taxes..........................................  $         --    $        --    $        --
                                                      ============    ===========    ===========
Supplemental disclosure of non-cash information:
  Conversion of preferred stock to common stock.....  $ 11,385,000    $        --    $        --
                                                      ============    ===========    ===========
  Issuance of common stock to employees in exchange
     for services...................................  $         --    $    40,000    $    18,000
                                                      ============    ===========    ===========
  Issuance of common stock options and warrants in
     exchange for services..........................  $         --    $    72,917    $        --
                                                      ============    ===========    ===========
  Issuance of preferred stock in exchange for common
     stock and cancellation of liabilities to
     stockholder....................................  $         --    $        --    $ 1,000,458
                                                      ============    ===========    ===========
  Conversion of accrued liabilities to debt.........  $         --    $        --    $   299,184
                                                      ============    ===========    ===========

The accompanying notes to consolidated financial statements are an integral part of these
                            consolidated statements.

                           NEW ERA OF NETWORKS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 1997

     All share and per share information have been adjusted to reflect a two-for-one stock split that will be effected in the form of a 100% stock dividend to stockholders of record as of November 23, 1998.

(1) DESCRIPTION OF BUSINESS

     New Era of Networks, Inc. and its consolidated subsidiaries (the "Company") develops, markets and supports application integration software and provides application integration services. The Company's flagship product, NEONet, provides organizations with a structured software platform for the integration of disparate systems and applications across the enterprise, a process known as application integration. NEONet facilitates the rapid and efficient deployment and ongoing maintenance of application integration across the enterprise. NEONet supports a heterogeneous environment of hardware, operating systems, network and database platforms, permits organizations to leverage existing legacy systems, and accommodates the extension of the corporate information systems environment to new enterprise applications and to new computing paradigms such as the Internet/ intranet. The Company markets its software and related services primarily through its direct sales organization, complemented by other indirect sales channels including VARs, OEMs and international distributors.

     Effective June 4, 1996, the Company formed a wholly-owned foreign subsidiary, New Era of Networks Limited ("Limited"), incorporated in the United Kingdom. Effective September 1, 1997, the Company, through Limited, acquired all of the outstanding common stock of Menhir Limited ("Menhir"), a company incorporated in the United Kingdom. Menhir's principal operations include the development, marketing and support of Rapport, a leading contract and relationship management system for the banking and securities industry (see Note
3). Effective January 1, 1998, Menhir's operations were combined into Limited's organization.

  Liquidity and Capital Resources

     Since inception, the Company's capital requirements have been funded primarily through stockholder loans, private placements of convertible preferred stock and bank loans. Cumulative operating losses from inception through December 31, 1997, have been approximately $12.1 million, including approximately $4.2 million for the year ended December 31, 1997. Of the $4.2 million operating loss for the year ended December 31, 1997, $2.6 million represented a one time charge for in-process research and development technology due to the acquisition of Menhir.

  Initial Public Offering

     In June 1997, the Company completed its initial public offering ("IPO") and issued 5,520,000 shares of its common stock to the public at a price of $6.00 per share. The Company received approximately $29.7 million of cash, net of underwriting discounts, commissions and other offering costs. Upon completion of the offering, all outstanding shares of Series A, Series B, and Series C preferred stock (a total of 20,016,963 shares) were converted into 8,896,418 shares of common stock. In July 1997, the underwriters of the Company's IPO exercised their over-allotment option and purchased an additional 828,000 shares of common stock at $6.00 per share from the Company with net proceeds to the Company of approximately $4.6 million, net of offering costs.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation

     The accompanying consolidated financial statements include the accounts of the Company, Limited and Menhir. All significant intercompany transactions have been eliminated in consolidation.

                           NEW ERA OF NETWORKS, INC.

                               DECEMBER 31, 1997

  Foreign Currency Translation

     The functional currency of the Company's foreign subsidiaries is their local currency. Translation of balance sheet amounts to U.S. Dollars is based on the applicable exchange rate at each balance sheet date. Statement of operations and statement of cash flow amounts are translated at the average exchange rates for the period.

     Transactions denominated in currencies other than the local currency are recorded based on exchange rates at the time such transactions arise. Subsequent changes in exchange rates result in transaction gains and losses which are reflected in income as unrealized (based on period end translation) or realized (upon settlement of the transactions). Unrealized transaction gains and losses applicable to permanent investments by the Company in its foreign subsidiaries are included as cumulative translation adjustments, and unrealized translation gains or losses applicable to short-term intercompany receivables from or payables to the Company and its foreign subsidiaries are included in income.

  Revenue Recognition

     The Company generates revenue from professional service arrangements, software license and software maintenance arrangements. Revenue from professional service arrangements is recognized on either a time and materials or progress-to-completion basis as the services are performed and amounts due from customers are deemed collectible and contractually nonrefundable. Revenues recognized under the progress-to-completion basis which have not yet been invoiced are recorded as unbilled revenues in the accompanying consolidated balance sheets. The Company recognizes license fee revenue when the licensed software has been delivered, customer acceptance has occurred, all significant Company obligations have been satisfied, payment is due within twelve months and the fee is fixed and determinable and deemed collectible. Software maintenance revenue related to software licenses is recognized ratably over the term of each maintenance arrangement.

     Amounts collected or billed prior to satisfying the above revenue recognition criteria are reflected as deferred revenue in the accompanying consolidated balance sheets. As of December 31, 1997 and 1996, deferred revenue was $1,177,262 and $175,300, respectively.

  Cost of Services and Maintenance

     Cost of services related to professional service arrangements and maintenance include the direct labor costs incurred plus a related overhead allocation.

  Research and Development

     Research and development costs are expensed as incurred and include salaries, supplies and other direct costs.

  Cash Equivalents and Short-Term Investments

     The Company invests certain of its excess cash in government and corporate debt instruments. All highly liquid investments with original maturities of three months or less are considered to be cash equivalents. The recorded amounts for cash equivalents and short-term investments approximate fair market value due to the short-term nature of these financial instruments.

                           NEW ERA OF NETWORKS, INC.

                               DECEMBER 31, 1997

  Property and Equipment, net

     Depreciation of property and equipment is computed on a straight-line basis over the following estimated useful lives:

Computer equipment and software...................    3 years
Furniture, fixtures and equipment.................  5-7 years
Leasehold improvements............................  2-4 years

     Depreciation expense was $633,200, $314,000 and $80,600 in 1997, 1996 and
1995, respectively.

  Software Development Costs

     Under the criteria set forth in Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed" capitalization of software development costs begins upon the establishment of technological feasibility of the product and ends when the product is ready for general release. The establishment of technological feasibility and the ongoing assessment of the recoverability of these costs require considerable judgment by management with respect to certain external factors including, but not limited to, anticipated future gross product revenues, estimated economic life and changes in software and hardware technology. The Company believes that costs incurred through December 31, 1996, which satisfy the above criteria were immaterial, and therefore no software development costs have been capitalized by the Company as of December 31, 1996. As of December 31, 1997, the Company has recorded approximately $460,000 allocated to purchased software in connection with the Menhir acquisition. These costs are being amortized on a straight-line basis over a three-year period. The Company recognized approximately $51,000 of amortization expense in 1997 related to such capitalized costs.

  Goodwill

     The Company recorded approximately $310,000 as goodwill in connection with the Menhir acquisition, which is being amortized on a straight-line basis over a seven-year period. The Company recognized approximately $15,000 in amortization expense in 1997 related to goodwill.

  Income Taxes

     The current provision for income taxes represents actual or estimated amounts payable or refundable on tax returns filed or to be filed for each year. Deferred tax assets and liabilities are recorded for the estimated future tax effects of temporary differences between the basis of assets and liabilities and amounts reported in the combined balance sheets. Deferred tax assets are also recognized for net operating loss and tax credit carryforwards. The overall change in deferred tax assets and liabilities for the period measures the deferred tax expense for the period. Effects of changes in enacted tax laws on deferred tax assets and liabilities are reflected as adjustments to tax expense in the period of enactment. Deferred tax assets are reduced by a valuation allowance based on an assessment of available evidence if deemed more likely than not that some or all of the deferred tax assets will not be realized (see
Note 5).

  Net Loss Per Common Share

     The Company has adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share," ("SFAS 128") as required, by retroactively restating loss per share amounts for all periods presented. Under SFAS 128, basic earnings
(loss) per share is determined by dividing net income (loss) from continuing operations available to common shareholders by the weighted average number of common shares outstanding during each period. Diluted earnings per share includes the effects of potentially issuable common stock, but only if dilutive. The treasury stock method, using the average price of the Company's common stock for the period, is applied to

                           NEW ERA OF NETWORKS, INC.

                               DECEMBER 31, 1997

determine dilution from options and warrants. The if-converted method is used for convertible securities. Because of reported losses, there are no differences between basic and diluted per share amounts for the Company for any of the years presented.

Potentially dilutive securities excluded under SFAS 128 as antidilutive are as follows:

                                                          DECEMBER 31,
                                                ---------------------------------
                                                  1997        1996        1995
                                                ---------   ---------   ---------
Number of common shares issuable upon --
  Conversion of Series Preferred Stock (Note
  6)..........................................         --   8,896,418   6,823,270
  Exercise of outstanding stock options (Note
     6).......................................  4,206,716   2,754,212     496,458

     Loss per share amounts presented in the prospectus for the IPO and subsequent filings with the Securities and Exchanges Commission ("SEC") were determined on a pro forma basis as required by SEC Staff Accounting Bulletin No. 83 ("SAB No. 83"). Pro forma weighted average shares outstanding included effects of certain securities issued by the Company prior to its IPO, regardless of being antidilutive. In February 1998, SAB No. 83 was superceded by SAB No. 98 which effectively requires the Company to retroactively determine its loss per share amounts as described above.

     All Series Preferred Stock converted to common stock effective upon the Company's IPO. If the Series Preferred Stock were treated as equivalent shares of outstanding common stock from the date of issuance, and assuming the application of SAB No. 83, pro forma weighted average shares of common stock outstanding and pro forma loss per common share would be as follows:

                                                 1997         1996        1995
                                              ----------   ----------   ---------
Pro forma weighted average common shares....  15,327,814   11,578,764   7,243,660
Pro forma loss per common share.............        (.23)        (.49)       (.21)

  Concentration of Credit Risk

     The Company's accounts receivable as of December 31, 1997, are concentrated with certain customers in the financial services industry. During the years ended December 31, 1997 and 1996, the Company recognized approximately 72% and 81%, respectively, of its revenue from financial services industry clients (see
Note 8).

     Financial instruments which potentially subject the Company to concentrations of credit risk are primarily accounts receivable, cash equivalents and short-term investments. The Company performs ongoing credit evaluations of its customers' financial condition and generally requires no collateral from its customers. The Company has a cash investment policy which restricts investments to ensure preservation of principal and maintenance of liquidity.

  Use of Estimates in the Preparation of Financial Statements

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

  Reclassifications

     Certain reclassifications have been made in prior years' financial statements to conform to the 1997 presentation.

                           NEW ERA OF NETWORKS, INC.

                               DECEMBER 31, 1997

(3) BUSINESS COMBINATION

     Effective September 1, 1997, Limited acquired all of the outstanding capital stock of Menhir by means of a Share Purchase Agreement by and among Menhir, the shareholders of Menhir, and Limited (the "Purchase Agreement"). The total purchase price of $2,800,000, plus fees and expenses of approximately $200,000, was paid in cash. The acquisition was accounted for under the purchase method of accounting and, accordingly, the operating results of Menhir have been included in the accompanying consolidated financial statements from the effective date of the acquisition.

     An independent valuation of Menhir's net assets was completed to assist in allocation of the purchase price. Approximately $2,600,000 of the purchase price represented the intangible value of in-process research and development projects that had not yet reached technological feasibility. The related technology had no alternative future use and will require substantial additional development by the Company. This amount was charged to operations in the quarter ended September 30, 1997. A portion of the purchase price was also assigned to marketable software products and goodwill which are being amortized on a straight-line basis over three and seven year periods, respectively. Menhir's other assets assumed in the transaction were valued at approximately $1,063,000 and liabilities assumed were approximately $1,433,000.

(4) NOTES PAYABLE

  Notes Payable to Banks

     On March 15, 1996, the Company signed a promissory note payable to a bank. As of December 31, 1996, $59,810 with interest at a fixed rate of 8.75% was outstanding under this note. The note was paid in full in 1997.

     During 1996, the Company entered into a loan and security agreement with a bank that provided for a revolving facility and an equipment facility. Borrowings of up to $2 million are available under the revolving facility and bear interest at the bank's prime rate plus 1/2% (8.75% at December 31, 1996). Borrowings up to $1 million at the bank's prime rate plus 1% (9.25% at December 31, 1996) can be made for the purchase or refinancing of qualified equipment under the equipment facility. As of December 31, 1996, borrowings outstanding included $1,006,438 under the revolving facility and $476,582 under the equipment facility. All outstanding borrowings were repaid during 1997 with proceeds from the Company's initial public offering.

     In connection with the loan and security agreement discussed above, the Company issued to the bank warrants which are exercisable through April 11, 2001, for the purchase of 13,802 shares of Company common stock for $3.62 per share.

(5) INCOME TAXES

     The Company was an S corporation for income tax purposes from inception through May 1995, and its taxable income or loss and tax credits for such period were included in the personal tax return of its stockholder. Items of taxable income and expense for subsequent periods are being reported in the corporate income tax returns of the Company. On a pro forma basis for the periods the Company was an S corporation the Company had no income taxes payable due to net losses incurred. At the date of termination of subchapter S status, the Company provided an allowance for the full amount of its net deferred tax assets. Therefore, the change in tax status had no effect on the financial statements of the Company at that date.

                           NEW ERA OF NETWORKS, INC.

                               DECEMBER 31, 1997

     The components of the Company's deferred tax assets and liabilities are as follows:

                                                           DECEMBER 31,
                                                    --------------------------
                                                       1997           1996
                                                    -----------    -----------
Deferred tax assets:
  Allowance for bad debts.........................  $    89,000    $    57,800
  Trademark costs.................................       22,000         11,100
  Accrued vacation................................        7,700         31,600
  Tax credits carryforward........................      520,600        148,600
  Net operating loss carryforward.................    2,734,100      2,458,000
  Other...........................................        4,500         34,200
                                                    -----------    -----------
          Total deferred tax assets...............    3,377,900      2,741,300
Deferred tax liabilities:
  Depreciation....................................      (23,000)        (9,400)
                                                    -----------    -----------
          Total deferred tax liabilities..........      (23,000)        (9,400)
                                                    -----------    -----------
          Total net deferred tax assets...........    3,354,900      2,731,900
Valuation allowance...............................   (3,354,900)    (2,731,900)
                                                    -----------    -----------
Net deferred taxes................................  $        --    $        --
                                                    ===========    ===========

     The provision for income taxes includes the following for the years ended December 31, 1996 and 1997:

                                                        1997          1996
                                                      ---------    -----------
Current --
  Federal...........................................  $      --    $        --
  State.............................................         --             --
                                                      ---------    -----------
                                                             --             --
                                                      ---------    -----------
Deferred --
  Federal...........................................   (557,400)    (2,076,100)
  State.............................................    (65,600)      (177,900)
                                                      ---------    -----------
  Total deferred benefit............................   (623,000)    (2,254,000)
Increase in valuation allowance.....................    623,000      2,254,000
                                                      ---------    -----------
Total provision.....................................  $      --    $        --
                                                      =========    ===========

     The criteria for realization of net deferred tax assets are not currently satisfied because of the losses incurred by the Company from inception. Further, the Internal Revenue Code contains provisions which may limit the net operating loss carryforwards available for use in any given year upon the occurrence of certain events, including significant changes in ownership. Therefore, a valuation allowance for the entire net deferred tax asset has been established.

     As of December 31, 1997, the Company had net operating loss carryforwards available totaling approximately $7,102,000. These carryforwards expire beginning in 2010. The Company also has research and development tax credit carryforwards of approximately $520,600 expiring beginning in 2010.

                           NEW ERA OF NETWORKS, INC.

                               DECEMBER 31, 1997

     The income tax provision (benefit) calculated using the federal statutory rate is different than the income tax provision (benefit) for financial reporting purposes as follows:

                                                       1997           1996
                                                    -----------    -----------
Income tax provision (benefit) at the federal
  statutory rate..................................  $(1,192,300)   $(1,928,600)
State income tax provision (benefit), net of
  federal tax effect..............................      (33,000)      (246,400)
Nondeductible expenses, including charge for
  acquired in process research and development in
  1997............................................      974,300         69,600
Increase in tax credit carryforwards..............     (372,000)      (148,600)
Change in valuation allowance.....................      623,000      2,254,000
                                                    -----------    -----------
Net provision (benefit) for income taxes..........  $        --    $        --
                                                    ===========    ===========

(6) STOCKHOLDERS' EQUITY

  Reverse Stock Split and Change in Authorized Shares

     On May 16, 1997, the Company's Board of Directors approved the amendment and restatement of the Company's certificate of incorporation to effect (i) a two-for-nine reverse split of the Company's common stock, (ii) an increase in the number of authorized shares of common stock to 45,000,000, (iii) the authorization of 2,000,000 shares of preferred stock undesignated as to series, and (iv) the establishment of a classified board of directors, effective upon the Company's initial public offering, pursuant to which the Board of Directors were divided into three classes having initial terms of one, two and three years, respectively, and subsequent terms of three years. The accompanying consolidated financial statements have been retroactively adjusted with respect to common stock to reflect the reverse stock split. Following approval of the stockholders of certain amendments to the Company's certificate of incorporation, the Series A, Series B, and Series C convertible preferred stock described below were converted into shares of common stock on the basis of nine preferred shares for two common shares upon closing of the Offering.

  Stock Options

     The Company's 1995 Stock Option Plan (the "1995 Plan"), as amended, provides for the grant of options to purchase up to an aggregate of 4,666,666 shares of common stock to employees and nonemployees; 266,666 shares are available for grants to nonemployees and consultants. Incentive stock options granted to employees have an exercise price equal to the fair market value of the underlying shares at the date of grant. The exercise price of nonqualified options granted to employees and consultants is determined by the Board of Directors. The term of all options granted may not exceed 10 years; options granted through 1997 have a term of five years. Options vest as determined by the Board, but generally vesting occurs as to one-sixth of the shares after one year, an additional one-third after two years and the remainder after three years from date of grant. If employment is terminated for any reason, vested options must be exercised within 60 days of termination or they are automatically cancelled.

  Statement of Financial Accounting Standards No. 123 ("SFAS 123")

     SFAS 123, "Accounting for Stock-Based Compensation," defines a fair value based method of accounting for employee stock options and similar equity instruments. However, SFAS 123 allows the continued measurement of compensation costs for such plans using the intrinsic value based method prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), provided that pro forma disclosures are made of net income or loss and net income or loss per share, assuming the fair value based method of SFAS 123 had been applied. The Company has elected to account for its stock-based compensation plans under APB 25.

                           NEW ERA OF NETWORKS, INC.

                               DECEMBER 31, 1997

Accordingly, for purposes of the pro forma disclosures presented below, the Company has computed the fair values of all options granted during 1997, 1996 and 1995 using the Black-Scholes pricing model and the following weighted average assumptions:

                                               1997         1996         1995
                                             ---------    ---------    ---------
Risk-free interest rate....................      5.98%           6%         6.3%
Expected lives.............................  3.0 years    3.0 years    3.0 years
Expected volatility........................      49.5%          84%          84%
Expected dividend yield....................         0%           0%           0%

     To estimate expected lives of options for this valuation, it was assumed options will be exercised upon becoming fully vested at the end of three years. For the periods ended December 31, 1996 and 1995, all options were assumed to vest. During 1997, a forfeiture rate of 15% was assumed on all option grants. Cumulative compensation cost recognized in pro forma net income or loss with respect to options that are forfeited prior to vesting is adjusted as a reduction of pro forma compensation expense in the period of forfeiture. Because the Company's common stock was not publicly traded at December 31, 1996, the expected market volatility for 1996 was based on an average of five other companies deemed to have characteristics similar to the Company for periods subsequent to their IPO's. Actual volatility of the Company's common stock was used to calculate 1997 information. Fair value computations are highly sensitive to the volatility factor assumed in that the greater the volatility, the higher the computed fair value of options granted.

     The total fair value of options granted was computed to be approximately $5,575,000, $3,193,000 and $125,500 for the years ended December 31, 1997, 1996 and 1995, respectively. These amounts are amortized ratably over the vesting periods of the options. Pro forma stock-based compensation, net of the effect of forfeitures, was $1,138,781, $446,528 and $10,986 for 1997, 1996 and 1995,
respectively.

     If the Company had accounted for its stock-based compensation plans in accordance with SFAS 123, the Company's net loss and pro forma net loss per common share would have been reported as follows:

                                                YEAR ENDED DECEMBER 31,
                                       -----------------------------------------
                                          1997           1996           1995
                                       -----------    -----------    -----------
Net loss --
  As reported........................  $(3,506,633)   $(5,672,318)   $(1,502,710)
  Pro forma..........................   (4,645,414)    (6,118,846)    (1,513,696)
Pro forma net loss per common
  share --
  As reported........................  $      (.32)   $     (2.10)   $      (.57)
  Pro forma..........................         (.42)         (2.26)          (.58)

     Weighted average shares used to calculate pro forma net loss per share were determined as described in Note 2, except in applying the treasury stock method to outstanding options, net proceeds assumed received upon exercise were increased by the amount of compensation cost attributable to future service periods and not yet recognized as pro forma expense.

                           NEW ERA OF NETWORKS, INC.

                               DECEMBER 31, 1997

     A summary of the 1995 Plan for the years ended December 31, 1997, 1996 and 1995 is as follows:

                                                1997                   1996                  1995
                                        --------------------   --------------------   ------------------
                                                    WEIGHTED               WEIGHTED             WEIGHTED
                                                    AVERAGE                AVERAGE              AVERAGE
                                                    EXERCISE               EXERCISE             EXERCISE
           EMPLOYEE OPTIONS              OPTIONS     PRICE      OPTIONS     PRICE     OPTIONS    PRICE
           ----------------             ---------   --------   ---------   --------   -------   --------
Outstanding at beginning of year......  2,754,212    $2.46       496,458    $1.03          --    $  --
Granted...............................  2,463,142     5.85     2,476,076     2.67     522,590     1.03
Cancelled.............................   (763,580)    3.03      (215,906)    1.56     (26,132)    1.13
Exercised.............................   (249,724)    1.76        (2,416)    1.13          --       --
                                        ---------    -----     ---------    -----     -------    -----
Outstanding at end of year............  4,204,050    $4.34     2,754,212    $2.46     496,458    $1.03
                                        =========    =====     =========    =====     =======    =====
Exercisable at end of year............    413,472                146,252                2,134
                                        =========              =========              =======

     The weighted average exercise prices and weighted average fair values of options granted during 1997, 1996 and 1995 are as follows:

                                                   1997                           1996                           1995
                                       ----------------------------   ----------------------------   ----------------------------
                                       NUMBER OF   FAIR    EXERCISE   NUMBER OF   FAIR    EXERCISE   NUMBER OF   FAIR    EXERCISE
                                        OPTIONS    VALUE    PRICE      OPTIONS    VALUE    PRICE      OPTIONS    VALUE    PRICE
                                       ---------   -----   --------   ---------   -----   --------   ---------   -----   --------
Exercise price equal to market
  price..............................  2,163,142   $2.29    $5.82      933,210    $2.09    $3.63      109,924    $0.39    $0.68
Exercise price greater than market
  price..............................   300,000     1.37     6.05     1,542,866    0.76     2.09      412,666     0.22     1.13
                                       ---------                      ---------                       -------
                                       2,463,142                      2,476,076                       522,590
                                       =========                      =========                       =======

     The following table summarizes information about the employee stock options outstanding and exercisable at December 31, 1997:

                            OPTIONS OUTSTANDING
                 -----------------------------------------     OPTIONS EXERCISABLE
                   NUMBER OF        WEIGHTED                 -----------------------
                    OPTIONS          AVERAGE      WEIGHTED      NUMBER      WEIGHTED
                 OUTSTANDING AT     REMAINING     AVERAGE    EXERCISABLE    AVERAGE
   RANGE OF       DECEMBER 31,     CONTRACTUAL    EXERCISE   DECEMBER 31,   EXERCISE
EXERCISE PRICES       1997        LIFE IN YEARS    PRICE         1997        PRICE
---------------  --------------   -------------   --------   ------------   --------
 $1.13 - $1.13       993,070           3.1         $1.13       216,500       $1.13
  2.25 -  2.25        17,324           3.1          2.25        17,324        2.25
  3.63 -  4.50     1,441,844           4.0          4.16       173,206        3.97
  5.63 -  8.38     1,750,012           4.8          6.34         6,442        5.74
  8.75 -  8.75         1,800           4.5          8.75            --
 -------------     ---------           ---         -----       -------       -----
 $1.13 - $8.75     4,204,050           4.1         $4.34       413,472       $2.44
                   =========                                   =======

  Non-employee Options

     The Company has granted stock options to non-employees for 35,158 shares at a weighted average exercise price of $2.18 per share (range of $1.13 to $7.32) and has recognized cost of $72,917 related to these options based on the value of the services received. During 1997 and 1996, 2,666 and 6,666 options to purchase common stock were exercised at $5.63 and $1.13 per share, respectively. At December 31, 1997, 25,826 options remained outstanding and exercisable at a weighted average exercise price of $5.92 per share. The accounting for these options is the same under APB 25 and SFAS 123.

  Director Plan

     The Company has adopted an option plan during 1997 for certain of its directors. The Director Plan provides for the automatic grant to each non-employee director, on the day following the annual shareholder meeting of

                           NEW ERA OF NETWORKS, INC.

                               DECEMBER 31, 1997

each year, of an option to purchase 10,000 shares of the Company's common stock at an exercise price equal to the fair market value of the common stock on the date of grant. In addition, each new non-employee director joining the Board of Directors after the Company's initial public offering will automatically be granted an option to purchase 33,332 shares of the Company's common stock at an exercise price equal to the fair market value at date of grant. The Board of Directors has reserved an aggregate of 200,000 shares for issuance under the Director Plan.

  Employee Stock Purchase Plan

     The Purchase Plan permits eligible employees to purchase common stock through payroll deductions, which may not exceed 10% of an employee's eligible compensation or, for the initial plan period, (July 1, 1997 through January 31, 1998), 20% of eligible compensation at a price equal to 85% of the lower of the fair market value of the common stock on the first or last day of the plan period. The Purchase Plan will terminate in ten years. The Board of Directors has reserved an aggregate of 433,332 shares of common stock for issuance under the Purchase Plan.

  Preferred Stock

     In May 1995, the Company issued 9,169,028 shares of $.01 par value Series A Convertible Preferred Stock ("Series A"). One of the purchasers, the Company's previous sole stockholder, paid $500,000 cash, cancelled a $1,000,000 note payable due him from the Company, and surrendered 2,037,562 shares of Company common stock in exchange for 6,876,771 shares of Series A. The remaining 2,292,257 shares of Series A were purchased for $500,000 cash by an unrelated entity.

     In September 1995, the Company issued 6,183,339 shares of $.01 par value Series B Convertible Preferred Stock ("Series B") for $1,875,000 cash in a private placement transaction.

     In June 1996, the Company issued 4,664,596 shares of $.01 par value Series C Convertible Preferred Stock ("Series C") for $7,510,000 cash in another private placement transaction.

     The Series A, B and C Preferred Stock automatically converted to common stock upon closing of the Company's initial public offering.

(7) RELATED PARTY TRANSACTIONS

     A company owned by the Company's chief executive officer and relatives provides air transportation service for the Company. Total expenses incurred during the years 1997, 1996 and 1995 for services rendered by this related party was $56,940, $0 and $84,506, respectively.

  Note Receivable from Employee

     On August 1, 1996, the Company entered into an employment agreement whereby the Company issued a revolving line of credit to an employee. Under this agreement, the employee may borrow up to $170,000, interest accrues at the prime interest rate, and borrowings are secured by the employee's stock options in the Company. The agreement matures on January 1, 2008, and interest is payable on a quarterly basis. Amounts outstanding under this agreement at January 1, 1999 will be payable in equal monthly installments through the maturity date. The amount outstanding under this agreement at December 31, 1997 and 1996 was $150,000, and $50,000, respectively.

                           NEW ERA OF NETWORKS, INC.

                               DECEMBER 31, 1997

(8) COMMITMENTS AND CONTINGENCIES

  Cost of Software Licenses

     Cost of software licenses represents royalties payable to a customer under the terms of a software development agreement. The customer was also a holder of the Company's Series C preferred stock. The agreement granted the commercial rights to the developed software to the Company. The Company paid the customer a royalty of 30% of all license, maintenance, support and upgrade fees derived from the software on a quarterly basis, subject to a cumulative maximum of $1,900,000. In 1997, the agreement was amended to adjust the royalty percentage to 10%. Effective January 1, 1997, the Company began accruing the royalty at 10% and continued at this rate until the cumulative maximum was reached. Royalties for the year ended December 31, 1997 were approximately $899,000 and were paid during 1997.

  Operating Leases

     The Company leases its administrative offices, research facilities and certain equipment under noncancellable operating lease agreements. Rent expense under these leases for the years ended December 31, 1997, 1996 and 1995 was $650,252, $357,401, and $81,680, respectively. The following is a schedule of future minimum lease payments for the years ending December 31:

1998.............................  $1,147,929
1999.............................     873,547
2000.............................     289,156
2001.............................     153,230
2002.............................     151,078
Thereafter.......................     906,471
                                   ----------
                                   $3,521,411
                                   ==========

  Known Claims

     As is common in the software industry, the Company from time to time receives notices from third parties claiming infringement by the Company's products of third party proprietary rights. On July 1, 1996, the Company was notified that the Company's products may infringe the proprietary rights of New Paradigm, an application integration software company. New Paradigm alleged that the Company's NEONet Formatter module will infringe certain patent claims set forth in an application filed in both the United States and Europe.

     The Company does not believe that such allegations have merit and, if pursued by New Paradigm, the Company intends to vigorously defend such claims. The Company is also aware that a number of other organizations are currently using the names Neon, New Era and NEONet as either a trademark or tradename or both. In particular, the Company has received notices from NEON Systems, Inc. and Neon Software, Inc. alleging that the Company's use of NEON as a tradename and/or trademark violates such respective companies' proprietary rights. As of January 17, 1997, the Company has received no actual claims and currently does not believe that the notices it has received will give rise to valid claims. It is impossible for the Company to currently estimate the magnitude of the financial impact, if any, these existing allegations might have on the Company's business, financial condition, or results of operations.

                           NEW ERA OF NETWORKS, INC.

                               DECEMBER 31, 1997

(9) MAJOR CUSTOMERS

     Various customers accounted for more than 10% of total revenue for the years ended December 31, 1997, 1996 and 1995, as follows:

CUSTOMER                                                 1997    1996    1995
--------                                                 ----    ----    ----
JP Morgan Bank.........................................  14%     14%     N/A
Merrill Lynch, Pierce, Fenner & Smith, Inc.............  N/A     22%     69%
ADP Financial Information..............................  N/A     16%     N/A
SunGard Financial Systems..............................  N/A     13%     N/A
Ingalls Health System..................................  N/A     N/A     13%

(10) OTHER ASSETS, NET AND OTHER INCOME (EXPENSE), NET

     Other assets, net consists of the following:

                                                            DECEMBER 31,
                                                       ----------------------
                                                          1997         1996
                                                       ----------    --------
Notes receivable.....................................  $  160,000    $ 75,900
Prepaids.............................................     222,704      34,502
Deposits.............................................     105,276      71,093
Goodwill, net........................................     295,240          --
Marketable software products, net (Notes 2 and 3)....     408,892          --
Other................................................     136,547      62,921
                                                       ----------    --------
                                                       $1,328,659    $244,416
                                                       ==========    ========

     Other income (expense), net consists of the following:

                                                  YEAR ENDED DECEMBER 31,
                                              --------------------------------
                                                1997        1996        1995
                                              --------    --------    --------
Interest income.............................  $867,156    $123,172    $ 38,557
Interest expense............................   (82,434)    (50,640)    (51,106)
Other.......................................   (39,917)    (11,677)         --
                                              --------    --------    --------
                                              $744,805    $ 60,855    $(12,549)
                                              ========    ========    ========

                           NEW ERA OF NETWORKS, INC.

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                              SEPTEMBER 30,   DECEMBER 31,
                                                                  1998            1997
                                                              -------------   ------------
                                                               (UNAUDITED)
Current assets:
  Cash and cash equivalents.................................  $ 35,718,242    $  7,150,362
  Short-term investments....................................     9,031,972      15,573,617
  Accounts receivable, net of an allowance for uncollectible
     accounts of $800,000 and $300,000, respectively........    18,814,848      11,072,850
  Unbilled revenue..........................................     3,405,777       1,667,456
  Prepaid expenses and other................................     2,234,599       1,020,394
                                                              ------------    ------------
          Total current assets..............................    69,205,438      36,484,679
                                                              ------------    ------------
Property and equipment:
  Computer equipment and software...........................     7,406,329       2,725,144
  Furniture, fixtures and equipment.........................     2,077,332         640,218
  Leasehold improvements....................................     1,336,094          86,563
                                                              ------------    ------------
                                                                10,819,755       3,451,925
  Less -- accumulated depreciation..........................    (1,967,038)     (1,036,088)
                                                              ------------    ------------
  Property and equipment, net...............................     8,852,717       2,415,837
Long-term investments.......................................     2,546,326              --
Intangible assets, net......................................    36,907,626         704,132
Other assets, net...........................................     1,464,853         624,527
                                                              ------------    ------------
          Total assets......................................  $118,976,960    $ 40,229,175
                                                              ============    ============

                           LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable..........................................  $  5,472,850    $  2,171,722
  Accrued liabilities.......................................     6,066,142       2,081,959
  Current portion of deferred revenue.......................     6,520,699       1,177,262
  Current portion of borrowings.............................       419,971          66,963
  Notes payable -- sellers..................................     2,018,393              --
                                                              ------------    ------------
          Total current liabilities.........................    20,498,055       5,497,906
Notes payable -- banks......................................       373,546              --
Deferred revenue............................................     1,358,052              --
                                                              ------------    ------------
          Total liabilities.................................    22,229,653       5,497,906
Stockholders' equity:
  Common stock, $.0001 par value, 45,000,000 shares
     authorized; 24,680,826 and 18,212,314 shares issued and
     outstanding, respectively..............................         2,468           1,822
  Additional paid-in capital................................   121,282,984      46,190,279
  Accumulated deficit.......................................   (24,739,894)    (11,517,978)
  Cumulative translation adjustment.........................       201,749          57,146
                                                              ------------    ------------
          Total stockholders' equity........................    96,747,307      34,731,269
                                                              ------------    ------------
          Total liabilities and stockholders' equity........  $118,976,960    $ 40,229,175
                                                              ============    ============

                See notes to consolidated financial statements.

                           NEW ERA OF NETWORKS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)

                                                                   NINE MONTHS ENDED
                                                                     SEPTEMBER 30,
                                                              ---------------------------
                                                                  1998           1997
                                                              ------------    -----------
Revenues:
  Software licenses.........................................  $ 24,553,964    $ 9,691,279
  Services and maintenance..................................    13,951,368      4,682,894
                                                              ------------    -----------
          Total revenues....................................    38,505,332     14,374,173
Cost of revenues:
  Cost of software licenses.................................     1,115,947        757,935
  Cost of services and maintenance..........................     7,179,483      3,188,909
                                                              ------------    -----------
          Total cost of revenues............................     8,295,430      3,946,844
                                                              ------------    -----------
Gross profit................................................    30,209,902     10,427,329
Operating expenses:
  Sales and marketing.......................................    13,165,903      5,930,783
  Research and development..................................     9,775,708      4,890,464
  General and administrative................................     3,963,301      1,481,377
  Charge for acquired in-process research and development...    17,597,000      2,600,000
  Amortization of intangibles...............................       612,885         18,016
                                                              ------------    -----------
          Total operating expenses..........................    45,114,797     14,920,640
                                                              ------------    -----------
Loss from operations........................................   (14,904,895)    (4,493,311)
Other income, net...........................................     1,682,979        444,624
                                                              ------------    -----------
Loss before provision for income taxes......................   (13,221,916)    (4,048,687)
Provision for income taxes..................................            --             --
                                                              ------------    -----------
Net loss....................................................  $(13,221,916)   $(4,048,687)
                                                              ============    ===========
Net loss per common share, basic and diluted (Note 3).......  $      (0.63)   $     (0.47)
                                                              ============    ===========
Weighted average shares of common stock outstanding, basic
  and diluted...............................................    20,981,480      8,555,980
                                                              ============    ===========

                See notes to consolidated financial statements.

                           NEW ERA OF NETWORKS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                                  NINE MONTHS ENDED
                                                                    SEPTEMBER 30,
                                                              --------------------------
                                                                  1998          1997
                                                              ------------   -----------
Cash flows from operating activities:
  Net loss..................................................  $(13,221,916)  $(4,048,687)
  Adjustments to reconcile net loss to net cash provided by
     (used in) operating activities --
     Depreciation and amortization..........................     1,551,133       445,617
     Charge for acquired in-process research and
      development...........................................    17,597,000     2,600,000
     Imputed interest on business combination...............        90,000            --
     Changes in assets and liabilities --
       Accounts receivable, net.............................    (3,604,011)   (3,647,473)
       Unbilled revenue.....................................    (1,198,396)   (2,261,319)
       Prepaid expenses and other...........................    (1,075,276)     (596,024)
       Other assets, net....................................      (167,063)     (340,384)
       Accounts payable.....................................     1,049,041       774,747
       Accrued liabilities..................................         2,540        90,976
       Deferred revenue, current and long-term..............     1,393,628       398,527
                                                              ------------   -----------
          Net cash provided by (used in) operating
             activities.....................................     2,416,680    (6,584,020)
                                                              ------------   -----------
Cash flows from investing activities:
  Purchases of short-term investments.......................    (5,529,436)           --
  Proceeds from sale of short-term investments..............    12,071,081            --
  Purchases of long-term investments........................    (2,946,326)   (5,073,265)
  Business combinations, net of cash acquired...............   (22,131,246)   (2,800,000)
  Purchase of property and equipment........................    (4,837,662)     (792,384)
                                                              ------------   -----------
          Net cash used in investing activities.............   (23,373,589)   (8,665,649)
                                                              ------------   -----------
Cash flows from financing activities:
  Proceeds from issuance of common stock....................    56,038,889    38,381,640
  Common stock issuance costs...............................    (3,545,538)   (3,658,860)
  Proceeds from notes payable to banks......................            --       600,000
  Principal payments on notes payable to banks..............    (3,018,853)   (2,190,213)
                                                              ------------   -----------
          Net cash provided by financing activities.........    49,474,498    33,132,567
Effect of exchange rate on cash.............................        50,291            --
                                                              ------------   -----------
Net increase in cash and cash equivalents...................    28,567,880    17,882,898
Cash and cash equivalents, beginning of period..............     7,150,362     3,387,466
                                                              ------------   -----------
Cash and cash equivalents, end of period....................  $ 35,718,242   $21,270,364
                                                              ============   ===========
Supplemental cash flow information:
  Cash paid during the period for --
     Interest...............................................  $     32,620   $    77,768
                                                              ============   ===========
     Taxes..................................................  $         --   $        --
                                                              ============   ===========
Supplemental disclosures of noncash transactions:
  Common stock issued for business combinations.............  $ 22,600,000   $        --
                                                              ============   ===========
  Accrued business combination costs........................  $  1,463,000   $   200,000
                                                              ============   ===========
  Conversion of preferred stock to common...................  $         --   $11,385,000
                                                              ============   ===========
  Accrued common stock offering costs.......................  $         --   $   200,000
                                                              ============   ===========

                See notes to consolidated financial statements.

                           NEW ERA OF NETWORKS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1998
                                  (UNAUDITED)

     All share and per share information have been adjusted to reflect a two-for-one stock split that will be effected in the form of a 100% stock dividend to stockholders of record as of November 23, 1998.

1. BASIS OF PRESENTATION.

     The accompanying consolidated interim financial statements have been prepared by New Era of Networks, Inc. (the "Company"), without audit, pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC"). Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted pursuant to such rules and regulations. These financial statements should be read in conjunction with the Company's audited consolidated financial statements included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997. The consolidated results of operations for the nine months ended September 30, 1998, are not necessarily indicative of the results to be expected for any subsequent period or for the entire fiscal year ending December 31, 1998.

     The accompanying unaudited consolidated interim financial statements reflect, in the opinion of management, all adjustments that are of a normal and recurring nature and that are necessary for a fair presentation of the financial position and results of operations for the periods presented. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Certain reclassifications have been made to prior period financial statements to conform to the September 30, 1998 presentation.

2. BUSINESS COMBINATIONS.

  Century Analysis Incorporated

     Effective as of September 1, 1998, the Company acquired all of the outstanding capital stock of Century Analysis Inc., a California corporation ("CAI"), by means of a Share Acquisition Agreement by and among CAI, the shareholders of CAI and the Company.

     The aggregate consideration paid by the Company was $41,000,000, payable as follows: approximately $21,000,000 in cash, approximately $2,018,000 in short-term notes payable to CAI shareholders, and approximately $18,000,000 through the issuance of 880,062 unregistered shares of the Company's common stock. The Company also issued stock options exercisable for shares of the Company's common stock to assume all outstanding CAI stock options valued at approximately $1,000,000. An additional 391,138 unregistered shares of the Company's common stock are issuable contingent upon the achievement of certain performance criteria by CAI. The Company expects that the fees and expenses related to the acquisition will be approximately $1,500,000. The acquisition was accounted for under the purchase method of accounting and, accordingly, the assets, liabilities and operating results of CAI have been included in the accompanying consolidated financial statements from the effective date of the acquisition.

     An independent valuation of CAI's net assets was performed to assist in the allocation of the purchase price. Approximately $13,857,000 of the purchase price represented the intangible value of in-process research and development projects that had not yet reached technical feasibility. The related technology has no alternative future use and will require substantial additional development by the Company. This amount was charged to operations in the quarter ended September 30, 1998. A portion of the purchase price was also assigned to marketable software products ($5,814,000) and goodwill ($29,348,000), which are being amortized on a straight-line basis over five- and ten-year periods, respectively. CAI's other assets were valued at approximately $6,800,000 and its liabilities assumed totaled approximately $12,500,000.

                           NEW ERA OF NETWORKS, INC.

  MSB Consultants Limited

     Effective as of June 1, 1998, the Company acquired all of the outstanding capital stock of MSB Consultants Limited ("MSB"), a corporation organized under the laws of the United Kingdom, by means of a Share Purchase Agreement by and among the shareholders of MSB and the Company.

     The aggregate consideration paid by the Company was $4,800,000, of which $1,200,000 was paid in cash and approximately $3,600,000 was paid through the issuance of 276,924 unregistered shares of common stock of the Company. Additional unregistered shares having a total value upon issuance of up to $3,000,000 may also be issued to shareholders of MSB upon the achievement of certain performance targets during the two-year period following the closing. The fees and expenses related to the acquisition were approximately $375,000. The acquisition was accounted for under the purchase method of accounting and, accordingly, the assets, liabilities and operating results of MSB have been included in the accompanying consolidated financial statements from the effective date of the acquisition.

     An independent valuation of MSB's net assets was performed to assist in the allocation of the purchase price. Approximately $3,740,000 of the purchase price represented the intangible value of in-process research and development projects that had not yet reached technological feasibility. The related technology has no alternative future use and will require substantial additional development by the Company. This amount was charged to operations in the quarter ended June 30, 1998. A portion of the purchase price was also assigned to marketable software products ($770,000) and goodwill ($698,000) which are being amortized on a straight-line basis over three- and seven-year periods, respectively. MSB's other assets were valued at $2,036,000 and its liabilities assumed totaled $996,000.

3. NET LOSS PER COMMON SHARE.

     The Company has adopted Statement of Financial Accounting Standards No. 128 "Earnings Per Share" ("SFAS 128"), by retroactively restating loss per share amounts for all periods presented. Under SFAS 128, basic loss per common share is determined by dividing net loss from continuing operations available to common shareholders by the weighted average number of common shares outstanding during each period. Diluted earnings per common share includes the effects of potentially issuable common stock, but only if dilutive. The treasury stock method, using the average price of the Company's common stock for the period, is applied to determine dilution from options and warrants. The if-converted method is used for convertible securities.

     Loss per share amounts presented in the Prospectus dated June 18, 1997 and subsequent filings with the SEC were determined on a pro forma basis as required by SEC Staff Accounting Bulletin No. 83 ("SAB No. 83"). Pro forma weighted average shares outstanding included effects of certain securities issued by the Company prior to its initial public offering, regardless of being antidilutive. In February 1998, SAB No. 83 was superceded by SEC Staff Accounting Bulletin No. 98 which effectively required the Company to retroactively restate its loss per common share.

4. COMPREHENSIVE INCOME.

     In June of 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income" ("SFAS 130"). The purpose of SFAS 130 is to report a measure of all changes in equity that result from recognized transactions and other economic events of the period other than transactions with owners in their capacity as owners. The only item of other comprehensive income

                           NEW ERA OF NETWORKS, INC.

\reported by the Company is the cumulative translation adjustment. The Company's comprehensive income for the three and nine months ended September 30, 1998 and 1997 was as follows:

                                      THREE MONTHS ENDED           NINE MONTHS ENDED
                                        SEPTEMBER 30,                SEPTEMBER 30,
                                  --------------------------   --------------------------
                                      1998          1997           1998          1997
                                  ------------   -----------   ------------   -----------
Net loss for the period.........  $(11,655,428)  $(2,735,152)  $(13,221,916)  $(4,048,687)
Change in cumulative translation
  adjustment....................        69,071            --        144,603            --
                                  ------------   -----------   ------------   -----------
Comprehensive loss..............  $(11,586,357)  $(2,735,152)  $(13,077,313)  $(4,048,687)
                                  ============   ===========   ============   ===========

5. SUBSEQUENT EVENT.

     On November 11, 1998, the Company's board of directors approved a two-for-one stock split, payable in the form of a stock dividend to stockholders of record as of November 23, 1998. All shares and per share data in the accompanying financial information have been adjusted to reflect the stock split.

Inside Back Cover - Middle

     Text which reads "INTEGRATING THE WORLD OF APPLICATIONS" with such text being superimposed over an artist's depiction of the planet Earth.

                                  [NEON LOGO]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Company in connection with the sale of the Common Stock being registered hereby. All amounts are estimates except the SEC registration fee and the NASD filing fee.

                                                              AMOUNT TO BE
                                                                PAID BY
                                                               REGISTRANT
                                                              ------------
SEC Registration Fee........................................    $ 37,763
NASD Filing Fee.............................................      14,083
NASDAQ National Market Additional Listing Fee...............      17,500
Printing....................................................     165,000
Legal Fees and Expenses.....................................     200,000
Accounting Fees and Expenses................................      50,000
Blue Sky Fees and Expenses..................................      10,000
Transfer Agent and Registrar Fees...........................       5,000
Miscellaneous...............................................         654
                                                                --------
          Total.............................................    $500,000
                                                                ========

     The Registrant intends to pay all expenses of registration, issuance and distribution.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law Code authorizes a court to award, or a corporation's Board of Directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act"). Article seven of the Registrant's Certificate of Incorporation and
Article VI of the Registrant's Bylaws provide for mandatory indemnifications of its directors and officers and permissible indemnifications of employees and offer agents to the maximum extent permitted by the Delaware General Corporation Law. In addition, the Registrant has entered into Indemnification Agreements (Exhibit 10.1 hereto) with its officers and directors. Reference is also made to
Section 9 of the Underwriting Agreement contained in Exhibit 1.1 hereto, which provides for the indemnification of officers, directors and controlling persons of the Registrant against certain liabilities and Section 11 of the Rights Agreement (Exhibits 10.9, 10.10 and 10.11 hereto), which provides for the cross indemnification of certain of the Company's stockholders and the Company, its officers and directors against certain liabilities under the Securities Act or otherwise.

ITEM 16. EXHIBITS AND FINANCIAL SCHEDULES

     (a) Exhibits:

        EXHIBIT
         NUMBER                            DESCRIPTION OF DOCUMENT
        -------                            -----------------------
          1.1            Form of Underwriting Agreement.
          2.1**          Share Purchase Agreement dated June 12, 1998 by and among
                            Registrant, MSB Consultants Limited and the shareholders
                            of MSB Consultants Limited.
          2.2***         Share Acquisition Agreement dated September 30, 1998 by and among Registrant, Century Analysis Incorporated and the
                            shareholders of Century Analysis Incorporated.
          3.1*           Amended and Restated Certificate of Incorporation, as
                            amended through May 21, 1997.
          4.1*           Form of Registrant's Common Stock Certificate.

        EXHIBIT
         NUMBER                            DESCRIPTION OF DOCUMENT
        -------                            -----------------------
          5.1            Opinion of Wilson Sonsini Goodrich & Rosati, Professional
                            Corporation regarding the legality of the securities
                            being registered.
         10.1*           Form of Indemnification Agreement entered into by Registrant with each of its directors and executive officers.
         10.2*           1995 Stock Option Plan, (amended and restated as of January
                            3, 1997) and related agreements.
         10.3*           1997 Director Option Plan and related agreements.
         10.4*           1997 Employee Stock Purchase Plan and related agreements.
         10.5*           Warrant to Purchase Stock issued to Silicon Valley Bank
                            dated April 12, 1996.
         10.6*           Series A Convertible Preferred Stock Purchase Agreement
                            between the Registrant and the Purchasers named therein
                            dated May 9, 1995.
         10.7*           Series B Convertible Preferred Stock Purchase Agreement
                            between the Registrant and the Purchasers named therein
                            dated September 20, 1995.
         10.8*           Series C Convertible Preferred Stock Purchase Agreement
                            between the Registrant and the Purchasers named therein
                            dated June 3, 1996.
         10.9*           Registration Rights Agreement between the Registrant and
                            certain parties named therein dated May 9, 1995.
         10.10*          Amendment No. 1 to Registration Rights Agreement between the
                            Registrant and certain parties named therein dated
                            September 20, 1995.
         10.11*          Amendment No. 2 to Registration Rights Agreement between the
                            Registrant and certain parties named therein dated June
                            3, 1996.
         10.12*          Lease Agreement between the Registrant and State of
                            California Public Employees' Retirement System for the
                            property at 7400 East Orchard Road, Suite 230, Englewood,
                            CO dated October 12, 1994 and Commencement Date Agreement
                            dated January 23, 1995 in connection therewith.
         10.13*          Master Agreement for Professional Services between the
                            Registrant and Merrill Lynch, Pierce, Fenner & Smith
                            Incorporated dated March 1, 1995 and related agreements.
         10.14*          Value Added Reseller Agreement between the Registrant and
                            SunGard Systems International Inc. dated December 31,
                            1996.
         23.1            Consent of Wilson Sonsini Goodrich & Rosati, Professional
                            Corporation (included in Exhibit 5.1).
         23.2            Consent of Arthur Andersen LLP.
         23.3            Consent of Deloitte & Touche LLP.
         24.1            Power of Attorney (which is included on page II-4 herein).

---------------

     * Incorporated herein by reference to the exhibit filed with the Registrant's Registration Statement on Form S-1 (Commission File No. 333-20189).

   ** Incorporated herein by reference to the exhibit filed with the Registrant's Report on Form 8-K dated June 26, 1998.

  *** Incorporated herein by reference to the exhibit filed with the Registrant's Report on Form 8-K dated October 14, 1998.

     (b) Financial Statement Schedules -- NONE

     Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS

     The undersigned registrant hereby undertakes:

          (1) That for purposes of determining any liability under the Securities Act, the information omitted from the form of this prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) That for purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 15 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, and will be governed by the final adjudication of such issue.

          (4) To provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denomination and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

                          POWER OF ATTORNEY SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF DENVER, STATE OF COLORADO, ON NOVEMBER 18, 1998. THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3.

                                            New Era of Networks, Inc.

                                            By:    /s/ LEONARD M. GOLDSTEIN
                                              ----------------------------------
                                                     Leonard M. Goldstein
                                               Senior Vice President and Senior
                                                            Counsel

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints George F. Adam, Jr. and Leonard M. Goldstein, and each of them, his or her true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to (i) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this registration statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (ii) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (iii) act on and file any supplement to any prospectus included in this registration statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (iv) take any and all actions which may be necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying and confirming all that such agent, proxy and attorney-in-fact or any of his substitutes may lawfully do or cause to be done by virtue thereof.

     IN ACCORDANCE WITH THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES STATED AND DATED NOVEMBER 18, 1998:

                      SIGNATURE                                            TITLE
                      ---------                                            -----
               /s/ GEORGE F. ADAM, JR.                 Chairman of the Board, Chief Executive
-----------------------------------------------------    Officer, President and Director (Principal
                 George F. Adam, Jr.                     Executive Officer)

                 /s/ STEPHEN E. WEBB                   Senior Vice President and Chief Financial
-----------------------------------------------------    Officer (Principal Financial Officer)
                   Stephen E. Webb

                 /s/ JAMES C. PARKS                    Vice President of Finance and Controller
-----------------------------------------------------    (Principal Accounting Officer)
                   James C. Parks

                /s/ HAROLD A. PISKIEL                  Executive Vice President, Chief Technology
-----------------------------------------------------    Officer and Director
                  Harold A. Piskiel

                  /s/ STEVE LAZARUS                    Director
-----------------------------------------------------
                   Steven Lazarus

                 /s/ MARK L. GORDON                    Director
-----------------------------------------------------
                   Mark L. Gordon

                   /s/ JAMES REEP                      Director
-----------------------------------------------------
                     James Reep

                          POWER OF ATTORNEY SIGNATURES

                      SIGNATURE                                            TITLE
                      ---------                                            -----

              /s/ ELISABETH W. IRELAND                 Director
-----------------------------------------------------
                Elisabeth W. Ireland

               /s/ PATRICK J. FORTUNE                  Director
-----------------------------------------------------
                 Patrick J. Fortune

               /s/ JOSEPH E. KASPUTYS                  Director
-----------------------------------------------------
                 Joseph E. Kasputys

                                 EXHIBIT INDEX

        EXHIBIT
         NUMBER                            DESCRIPTION OF DOCUMENT
        -------                            -----------------------

          1.1            Form of Underwriting Agreement.
          2.1**          Share Purchase Agreement dated June 12, 1998 by and among
                            Registrant, MSB Consultants Limited and the shareholders
                            of MSB Consultants Limited.
          2.2***         Share Acquisition Agreement dated September 30, 1998 by and among Registrant, Century Analysis Incorporated and the
                            shareholders of Century Analysis Incorporated.
          3.1*           Amended and Restated Certificate of Incorporation, as
                            amended through May 21, 1997.
          4.1*           Form of Registrant's Common Stock Certificate.
          5.1            Opinion of Wilson Sonsini Goodrich & Rosati, Professional
                            Corporation regarding the legality of the securities
                            being registered.
         10.1*           Form of Indemnification Agreement entered into by Registrant with each of its directors and executive officers.
         10.2*           1995 Stock Option Plan, (amended and restated as of January
                            3, 1997) and related agreements.
         10.3*           1997 Director Option Plan and related agreements.
         10.4*           1997 Employee Stock Purchase Plan and related agreements.
         10.5*           Warrant to Purchase Stock issued to Silicon Valley Bank
                            dated April 12, 1996.
         10.6*           Series A Convertible Preferred Stock Purchase Agreement
                            between the Registrant and the Purchasers named therein
                            dated May 9, 1995.
         10.7*           Series B Convertible Preferred Stock Purchase Agreement
                            between the Registrant and the Purchasers named therein
                            dated September 20, 1995.
         10.8*           Series C Convertible Preferred Stock Purchase Agreement
                            between the Registrant and the Purchasers named therein
                            dated June 3, 1996.
         10.9*           Registration Rights Agreement between the Registrant and
                            certain parties named therein dated May 9, 1995.
         10.10*          Amendment No. 1 to Registration Rights Agreement between the
                            Registrant and certain parties named therein dated
                            September 20, 1995.
         10.11*          Amendment No. 2 to Registration Rights Agreement between the
                            Registrant and certain parties named therein dated June
                            3, 1996.
         10.12*          Lease Agreement between the Registrant and State of
                            California Public Employees' Retirement System for the
                            property at 7400 East Orchard Road, Suite 230, Englewood,
                            CO dated October 12, 1994 and Commencement Date Agreement
                            dated January 23, 1995 in connection therewith.
         10.13*          Master Agreement for Professional Services between the
                            Registrant and Merrill Lynch, Pierce, Fenner & Smith
                            Incorporated dated March 1, 1995 and related agreements.
         10.14*          Value Added Reseller Agreement between the Registrant and
                            SunGard Systems International Inc. dated December 31,
                            1996.
         23.1            Consent of Wilson Sonsini Goodrich & Rosati, Professional
                            Corporation (included in Exhibit 5.1).
         23.2            Consent of Arthur Andersen LLP.
         23.3            Consent of Deloitte & Touche LLP.
         24.1            Power of Attorney (which is included on page II-4 herein).

---------------

   * Incorporated herein by reference to the exhibit filed with the Registrant's Registration Statement on Form S-1 (Commission File No. 333-20189).

  ** Incorporated herein by reference to the exhibit filed with the Registrant's
     Report on Form 8-K dated June 26, 1998.

 *** Incorporated by reference to the exhibit filed with the Registrant's Report on Form 8-K dated October 14, 1998.